UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES SUMMARY OF FINANCIAL STATEMENTS

SUMMARY			Pages

Independent Auditors' Report			1
Management Report			3
Financial Statements
Balance Sheets			15
Income Statements			19
Statements of Changes in Stockholders' Equity - Bank			20
Statements of Changes in Stockholders' Equity - Consolidated			21
Statements of Cash Flows			22
Statements of Value Added			23
Notes to the Financial Statements
Note	1	. General Information	24
Note	2	. Presentation of Financial Statements	24
Note	3	. Significant Accounting Practices	25
Note	4	. Cash and Cash Equivalents	31
Note	5	. Interbank Investments	32
Note	6	. Securities and Derivatives Financial Instruments	33
Note	7	. Interbank Accounts	51
Note	8	. Loan Portfolio and Allowance for Loan Losses	52
Note	9	. Foreign Exchange Portfolio	56
Note	10	. Trading Account	56
Note	11	. Tax Credits	57
Note	12	. Other Receivables - Other	59
Note	13	. Non-Current Assets Held for Sale	59
Note	14	. Dependence Information and Foreign Subsidiary	60
Note	15	. Investments in Affiliates and Subsidiaries	61
Note	16	. Fixed Assets	66
Note	17	. Intangibles	66
Note	18	. Money Market Funding and Borrowings and Onlendings	67
Note	19	. Tax and Social Security	70
Note	20	. Subordinated Debts	71
Note	21	. Debt Instruments Eligible to Compose Capital	72
Note	22	. Other Payables - Other	72
Note	23	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	72
Note	24	. Stockholders’ Equity	76
Note	25	. Operational Ratios	79
Note	26	. Related Parties	80
Note	27	. Income from Services Rendered and Banking Fees	87
Note	28	. Personnel Expenses	87
Note	29	. Other Administrative Expenses	87
Note	30	. Tax Expenses	88
Note	31	. Other Operating Income	88
Note	32	. Other Operating Expenses	88
Note	33	. Non-Operating Result	89
Note	34	. Income Tax and Social Contribution	89
Note	35	. Employee Benefit Plans - Post-Employment Benefits	90
Note	36	. Risk Management Structure	99
Note	37	. Corporate Restructuring	106
Note	38	. Subsequent Events	107
Note	39	. Other Information	107
Executive’s Report of Financial Statements			109
Executive’s Report of Independent Auditors' Report			110
Summary of the Audit Committee Report			111

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Management and Shareholders of

Banco Santander (Brasil) S.A.

São Paulo - SP

We have examined the individual and consolidated financial statements of Banco Santander (Brasil) S.A. (“Bank”) and its subsidiaries and special propose entities (“Consolidated”), consisting of the balance sheet as of December 31, 2015 and the related statements of income, changes in stockholders’ equity and cash flows for the six-month period and for the year then ended, as well as a summary of the significant accounting practices and other notes to the financial statements.

Management’s responsibility for the financial statements

The Bank’s Management is responsible for the preparation and fair presentation of these financial statements in accordance with Brazilian accounting practices applicable to the financial institutions authorized to operate by the Central Bank of Brazil (BACEN) and for the internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit, which was conducted in accordance with Brazilian and international standards on auditing. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing selected procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank and subsidiaries’ preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion for the individual and consolidated financial statements

In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of Banco Santander (Brasil) S.A. as of December 31, 2015, and the results of their operations and their cash flows for the six-month period and for the year then ended, in conformity with Brazilian accounting practices applicable to the financial institutions authorized to operate by the Central Bank of Brazil (BACEN).

Other matters

Statements of value added

We have also examined the statements of value added (Bank and Consolidated) for the year ended December 31, 2015, prepared under the responsibility of the Bank’s management, whose presentation by publicly-held companies is required by Brazilian corporate law. These statements have been subjected to the same auditing procedures referred to above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, January 26, 2016

DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES MANAGEMENT REPORT

Dear Stockholders:

We present herein the Management Report to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended December 31, 2015, prepared in accordance with accounting practices set by Brazilian Corporate Law and the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Comission (CVM), that does not conflict with the rules of Bacen.

The consolidated financial statements in accordance with IAS 34 for the period ended December 31, 2015 will be released within the statutory period, at the website www.santander.com.br/ri.

1) Macroeconomic Environment

Contrary to what occurred in the previous three months, the economic environment of the fourth quarter of 2015 was less volatile, with interest rates and exchange rates relatively stable in the period - the former maintained at 14.25% and the latter floating around BRL4.00/USD. In spite of that, the economic context continues challenging for banking activity in Brazil, which has to deal with a sharp economic contraction and high inflation. Depending on the evolution of the fiscal adjustment intended by the government in 2016, the Central Bank should have little room to stimulate the recovery of the economy with monetary policy. Regarding the inflation scenario, the 12-month IPCA (Brazilian Consumer Price Index) reached 10.7% at 2015 year-end and must fall significantly in 2016.

However, inflation should remain above the target ceiling, of 6.5% . The labor market still in a process of deterioration that begun at the first quarter of 2015, with the unemployment rate at 7.5% in November 2015, almost 3 percentage points above the rate of 4.8% recorded in November 2014. The loan portfolio grew 7.4% in November 2015 compared to the same month last year, representing a significant slowdown compared to the growth rate observed in mid-2015.This trend can be observed in both earmarked credit, which growth fell to 11.2% a year, and non-earmarked credit, which increased only 4.1% between November 2014 and November 2015. The portfolio of public banks is also growing at a slower pace compared to the past, but still growing substantially more than the one of private banks (11.4% in twelve months, whereas private banks expanded by only 2.9%). Conservatism in the concession bid by banks, caution in the credit taken by consumers and high interest rates are factors that should keep this credit downtrend over the upcoming months.

2) Performance

2.1) Net Income

2.1.1) Corporate Net Income

CONSOLIDATED INCOME STATEMENTS (R$Millions)	12M15	12M14	annual changes %	4Q15	3Q15	quarter changes %
Financial Income	80,766.2	64,967.0	24.32	20,172.2	25,272.5	-20.18
Financial Expenses	(74,729.0)	(48,377.3)	54.47	(16,804.5)	(28,308.4)	-40.64
Gross Profit From Financial Operations (a) (c)	6,037.2	16,589.7	-63.61	3,367.7	(3,035.9)	-210.93
Other Operating (Expenses) Income (b) (c) (d)	(6,414.6)	(14,112.2)	-54.55	(2,052.5)	(3,182.2)	-35.50

Operating Income (a)	(377.4)	2,477.5	-115.23	1,315.2	(6,218.1)	-121.15

Non-Operating Income (e)	566.4	140.8	302.27	(322.4)	771.6	-141.78

Income Before Taxes on Income and Profit Sharing	189.0	2,618.3	-92.78	10,278.2	(5,446.5)	-288.71

Income Tax and Social Contribution (a) (b)	8,261.1	732.7	1,027.49	681.9	7,056.0	-90.34
Profit Sharing	(1,260.4)	(991.2)	27.16	(467.2)	(260.7)	79.21
Minority Interest	(191.4)	(198.6)	-3.63	(4,742.3)	(82.5)	5,648.24

NET INCOME	6,998.3	2,161.2	223.82	1,167.2	1,266.4	-7.83

The net income of Banco Santander presented in the year 2015 third quarter a increase of 223,8% compared to the same period of 2014. Excluding amortization expense of goodwill of R$2,782.1 million in 2015 and R$3,688.8 in 2014, the consolidated net income is R$9,780.4 million in 2015 and R$5,850.0 million in 2014. The main items affecting the result of the period are listed below in item Main changes that affected the net income of the period.

The total expenses, including personnel expenses, others administrative expenses and profit sharing expenses, excluding the effects of goodwill amortization reduced 5.1% in 2015 compared with 2014, while personnel and profit sharing expenses increased 9.4% and other administrative expenses increased 1.3% YoY.

The consolidated result with loans and leasing operations, which includes interest income, exchange rate changes, recovery of loans previously written off and others, increased 35.9% YoY.

Main changes that affected the net income of the period

a) Hedge of the foreign investments

The Bank operate a branch in the Cayman Islands and Santander EFC which used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us, which are extended to our customers for working capital and trade-related financings.

To protect the exposures exchange rate variations, the Bank uses derivative. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation for the real in foreign investments is nontaxable to PIS/COFINS/IR/CSLL, while gains or losses from derivatives used as hedges are taxable. The purpose of these derivatives is to protect the after-tax results.

The different tax treatment of such exchange differences results in volatility in earnings (loss) and operating the Tax Expense accounts (PIS/COFINS) and income taxes (IR/CSLL). Exchange rate variations recorded from foreign investments the year e 2015 resulted in a gain of R$14,779 million. On the other hand, contracts for derivatives contracted to cover these positions generated a loss in Gains and Losses on Financial Assets of R$26,311 million. The tax effect of these derivatives impacted the Tax Expenses line generating a tax gain of R$11,532 million, composed by R$1,233 million of PIS/COFINS and R$10,309 million IR/CSLL.

Due to the above effects, the operating result for the period ended December 31, 2015, this adjusted this amount, which is disregarded, would be a positive operating result of R$9,932 million.

b) Cofins

Banco Santander reported that the Superior Tribunal Federal (STF) denied unanimously at its plenary session on May 28, 2015, following the extraordinary appeal lodged by Public Ministry regarding the Cofins (Law 9,718/98), which intended to retire earlier decision of the Federal Court in favor of Banco Santander.

Based on the STF's decision, Banco Santander recorded the reversal of legal liabilities amounting R$7,950 million related to Cofins under "Other Operating Income" amountig R$7,672 million and "Tax Expenses", amounting to R$278 million. The tax effect was recorded on "Income Tax and Social Contribution" amounting R$3,180 million.

With the certification of the process become final, the Bank also recognizes the right to offset COFINS paid in the period 1999 to 2006, under the caption Other Operating Income in amount of R$765 million. The amount of taxes on these revenues amounted to R$306 million.

c) Other significant items that affected the net income of the period

The Bank recorded provisions of which the most important were: loss to the recoverable amount of the asset recorded for the purchase of rights to the provision of payroll services in the amount of R$534 million recorded on "Other Operating Expenses", active in the acquisition and development of software in the amount of R$675 million recorded on "Other Operating Expenses" and permanent losses in the realization value of securities classified in securities available for sale recognized categories of R$772 million recorded on "Securities Transactions".

d) Changes at the goodwill curve

On July 2015 the Bank reviewed the amortization curve of the acquisition goodwill of Banco Real, to adjust the curve originally established to the deadline, extension and proportion of future results. The amortization of this goodwill will be completed in 2017 (originally 2016).

e) Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.

On August 31, 2015 was concluded the sale of the operation of qualified custody business of Banco Santander and all of the shares issued by Santander Securities Services Brasil DTVM S.A.,indirectly controlled Banco Santander, SA, amounting to R$859 million, according to informed to the market on June 19, 2014.

The transaction generated a gain of R$751 million before taxes recorded in the Non-Operating Income item.

2.2) Assets and Liabilities

CONSOLIDATED BALANCE SHEETS (R$Millions)	Dec/15	Dec/14	annual changes %	Sep/15	quarter changes %
Current and Long-Term Assets	663,808.8	572,730.1	15.90	689,054.1	-3.66
Permanent Assets	13,645.3	17,226.0	-20.79	13,352.6	2.19
TOTAL ASSETS	677,454.1	589,956.1	14.83	702,406.7	-3.55

Current and Long-Term Liabilities	620,293.3	531,085.1	16.80	642,458.2	-3.45
Deferred Income	385.5	408.9	-5.72	396.0	-2.65
Minority Interest	1,956.2	1,141.4	71.39	1,950.9	0.27

Stockholders' Equity	54,819.1	57,320.7	-4.36	57,601.6	-4.83

TOTAL LIABILITIES	677,454.1	589,956.1	14.83	702,406.7	-3.55

The total assets presented a increase of 14.8% YoY, and they are mainly represented by: R$260,988.6 million of loan portfolio, R$142,892.0 million of securities and derivative financial instruments, R$55,810.1 million of interbank investments, and R$55,303.4 million of interbank accounts. In December 2014 amounts: R$245,513.9 million, R$132,270.9 million, R$39,808.6 million, R$30,308.5 million.

FUNDING BY CUSTOMERS (R$Millions)	Dec/15	Dec/14	annual changes %	Sep/15	quarter changes %
Demand Deposits	15,698	16,049	-2.19	18,521	-15.24
Saving Deposits	35,985	37,939	-5.15	35,540	1.25
Time Deposits	86,528	85,867	0.77	88,121	-1.81
Debentures/LCI/LCA¹	90,226	74,276	21.47	88,855	1.54
Treasury Bills (Letras Financeiras)[2]	59,499	37,583	58.31	56,622	5.08

Total Funding	287,936	251,714	14.39	287,660	0.10
1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. Includes Certificates of Structured Operations.

The total of funding resources increased 13.2%, compared with December 2014. The highlight was the YoY growth of 58.3% on Treasury Bills and 17.4% on Debentures/LCI/LCA.

2.3) Loan Portfolio

MANAGEMENT DISCLOSURE OF LOAN PORTFOLIO BY SEGMENT (R$Million)	Dec/15	Dec/14	annual changes %	Sep/15	quarter changes %
Individuals [1]	84,805	78,304	8.30	82,786	2.44
Consumer Finance (Vehicles and Other Assets)	33,931	36,756	-7.69	34,057	-0.37
Small and Medium-sized Entities	31,572	31,745	-0.54	31,632	-0.19
Large-sized Entity	110,680	98,709	12.13	113,505	-2.49
Total Loan portfolio (gross)	260,988	245,514	6.30	261,980	-0.38

Allowance for Loan Losses	(16,832)	(14,582)	15.43	(15,605)	7.86

Total Loan portfolio (net)	244,156	230,932	5.73	246,375	-0.90
1. Including the loans to individual in the consumer finance segment, the individual portfolio reached R$114,774 on December 31, 2015 and R$110,887 on December 31, 2014.

On December 31, 2015, the loan portfolio (gorss) presented a growth of 6.3% compared to December 2014. In the YoY evolution the higher growth was 12.1% of Large-sized Entity.

Delinquency

The delinquency ratio non-performing loans more than 90 days reached 3.2% of the loan portfolio, showing an decrease of 0.1 p.p. in twelve months and estability in three months.

Allowance for loan losses represents 6.4% of the loan portfolio in December 2015 and 5.9% in December 2014.

The allowance for loan losses, net of revenues with recovery of loans previously written off in the period ended December 31, 2015 is R$12,427.0 million and R$9,392.0 million in 2014, YoY, the expense increased 32.3%, this growth occurred mainly due to the impact of the reinforcement of provisions for economic groups in the large company segment occurred in 2015.

2.4) Stockholders’ Equity

In December 2015, Banco Santander consolidated stockholders’ equity presented a reduction of 4.1% YoY.

The reduction of stockholders’ equity in the YoY period, was mainly due to the prominence of dividends amounting to R$6,200 million of valuation adjustments in the amount of R$3,088 million, mainly on securities and financial instruments derivatives, offset by net income of R$6,998.3 million.

In 2015, 13,871,197 Units were acquired, 4,445,568 Units paid as Bonus and Long-Term Incentive Plan - Local treasury shares. The balance accumulated of treasury shares on December 31, 2015, amounting to 25,956,806 Units (12/31/2014 - 16,531,177 Units) equivalent to R$375 million (12/31/2014 - R$230 million). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.28 and R$18.51. In 2015, was acquired 57,100 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 13,137,665 ADRs, in the current amount of R$317 million (12/31/2014 - R$215 million). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.37, US$6.17 and US$10.21. The market value of these shares on December 31, 2015 was R$16.04 per Unit and US$3.89 per ADR. In the period ended December 31, 2015, due to the Optimization Plan PR, were registered amount of R$95 (12/31/2014 - R$45). At the ESM held on December, 14th, 2015 was approved the cancellation of 37,757,908 treasury shares in the amount of R$269 million totaling on December 31, 2015 R$424 million (12/31/2014 – R$446 million) of treasury shares.

In December 31, 2015, dividends of R$6,200 millions were declared as shown below:

DIVIDENDS AND INTEREST ON CAPITAL (R$Millions)	Dec/15	Dec/14
Interest on capital	1,400.0	690.0
Interim Dividends	3,050.0	99.8
Intercalary Dividends	1,750.0	740.2
Total	6,200.0	1,530.0

2.4. a) Plan to Optimize the Capital Structure

According to the Material Fact disclosed on September 26, 2013, in order to optimize Banco Santander´s capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the recent prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the distribution of equity to the shareholders of Banco Santander in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposal for distribution of equity to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (lapse of time for opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). The equity distribution to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the equity distribution since January 15, 2014.

Issuance of Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in US Dollars, amounting to R$6 billion. The issuance of Notes was held on January 29, 2014.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247 billion, equivalent to R$3 billion, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247 billion, equivalent to R$3 billion (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Bonus Shares and Share Reverse Split (inplit)

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting, approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$172 million; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares now correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) is now comprised of one common share and one preferred share. Such events were implemented on June 2, 2014.

Exchange Offer

On April 29, 2014 the Bank published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander Spain, that it would launch a voluntary exchange offer in Brazil and United States for acquisition of up to the totality of the shares of Banco Santander that were not held by Banco Santander Spain, which represented approximately 25% of Banco Santander’s share capital, with payment in shares of Banco Santander Spain. As a result of the Transaction, Bank would continue to be a listed company, although it would change from the Level 2 of Corporate Governance of BM&FBovespa to the traditional segment.

On June 9, 2014, it was held an extraordinary shareholder meeting, which resolved on the following Agenda: (a) the exit of the Bank from Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brasil) Ltda. (“Rothschild”), to prepare a valuation report, called a “laudo”, based on the Bank’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Bank announced to the market that the valuation report prepared by Rothschild was duly filed on the date hereof with (i) the CVM; (ii) the BM&FBovespa; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well that an application for registration of the Exchange Offer was duly filed with the CVM on the date hereof.

On October 2, 2014 Banco Santander´s Board of Directors issued an opinion regarding the Exchange Offer and Banco Santander filed with the SEC its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Banco Santander Spain and Banco Santander disclosed to the market the adjustment of exchange ratio of the Exchange Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR for each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Banco Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31, 2014, Banco Santander together with Banco Santander Spain announced to the market the Exchange Offer Results. Banco Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Bank. Thereby, the participation of Grupo Santander in Banco Santander would be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the ADRs representative of Units acquired in the Exchange Offer in the USA. As consequence of the Exchange Offer, Santander Brasil´s shares are no longer listed on Level 2 of BM&FBovespa, and are trading on the traditional listing segment.

2.5) Basel Index

Financial institutions are required by BACEN to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

The minimum Regulatory Capital requirement (PR) is 11% until December 31, 2015. And the minimum Regulatory Capital requirement of Tier I is 6% and the Principal Capital requirement of 4.5%.

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. These rules were repealed by CMN Resolution 4.192/2013 and 4.278/2013 which took effect in October 2013. And the Resolution 4,193 and 4,281 of 2013, establishing the model for calculating the minimum Regulatory Capital requirements (PR), Tier I and Principal Capital. These resolutions state that the composition of the Regulatory Capital is done through equity, subordinated debt, hybrid capital instruments. The index is calculated on a consolidated basis, as shown below:

BASEL INDEX %			Dec/15(1)	Dec/14
Basel Index - consolidated			15.7	17.5

(1) As a continuation the adoption of the rules established by Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by Resolution 4,280/2013, starting up a new period of comparison.

2.6) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the period ended December 31, 2015 the principal subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil	73,094.2	5,433.2	498.0	2,126.7
Aymoré Crédito, Financiamento e Investimento S.A.	30,809.7	1,908.3	661.4	25,675.4
Santander Brasil, Establecimiento Financiero de Credito, S.A.	4,368.0	3,309.6	14.6	1,732.9
Banco Bonsucesso S.A.	4,856.3	612.5	17.4	4,342.5
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	1,845.3	1,532.8	312.5	0.0
Santander Corretora de Câmbio e Valores Mobiliários S.A	855.6	485.9	101.6	0.5
(1) Includes Leasing portfolio and other credits

3) Events

3.1) Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander:

a) Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil DTVM S.A. The transaction is carried out within the context of a global alliance between Banco Santander, S.A. and a group headed by Warburg Pincus LLC related to the qualified custody activity in Spain, Brazil and Mexico.

The transaction involving the sale of Banco Santander’s qualified custody business by the value of R$859 million with the sale of the totality of the shares issued by Santander Securities Services Brasil DTVM S.A. has been concluded on August 31, 2015 and the gain was R$751 million before taxes.

b) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a Consequent Creation of a Joint Venture

On 24 July 2015, Aymoré CFI and Banco Santander, in furtherance of the partnership entered into between Banque PSA Finance (“Banque PSA”) and Santander Consumer Finance for the joint operation of the vehicle financing business related to PSA brands (Peugeot, Citroën and DS) in Europe, on this date Banco Santander entered into binding agreements for the formation of a financial cooperation in Brazil with Banque PSA to locally offer a range of financial and insurance products to consumers and distributors of the PSA brands. The main vehicle of the financial cooperation shall be Banco PSA Finance Brasil S.A., which shall be held in the proportion of fifty per cent (50%) by Aymoré CFI, and fifty per cent (50%) by Banque PSA. The acquisition shall be carried out for the proportional book value on the closing date. The transaction also contemplates the acquisition, by subsidiaries of Banco Santander, of hundred per cent (100%) of PSA Finance Arrendamento Mercantil S.A. which purchase price shall be equivalent to seventy four per cent (74%) of its book value on the closing date, and, of fifty per cent (50%) of PSA Corretora de Seguros e Serviços Ltda., which purchase price shall be equivalent to the proportional book value on the closing date. The closing of the transaction shall be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory and anti-trust approvals.

c) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos LTDA. (“Super”)

On October 3, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed and paid share capital of Super in R$31 million, through the issue of 20 million new common shares. Santander Conglomerate controls such company.

d) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet)

On July 31, 2014, the acquisition of Getnet, announced on April 4, 2014, was concluded.

In the EGM´s of August 31, 2014, the shareholders of the companies approved the merger of the Getnet into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. under the terms of the Merger Protocol of Getnet into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Protocol) dated as of August 29, 2014.

According to the Protocol, Getnet Adquirencia e Serviços para Meios de Pagamento S.A. received the book value of all assets, rights and obligations of Getnet totaling R$42,895 million, which was extinguished and succeeded by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. in all their rights and obligations (merger). Considering that all the shares issued by Getnet were held by Getnet Adquirencia e Serviços para Meios de Pagamento S.A., no increase of the capital of Getnet Adquirencia e Serviços para Meios de Pagamento S.A. following the approval of the merger was made, and the net assets of Getnet was registered in Getnet Adquirencia e Serviços para Meios de Pagamento S.A. in return of the investment account.

The implementation of the merger represents an important step in the simplification, integration and consolidation of capture and processing activities of Santander Group acquiring business in Brazil. The new structure will provide a higher flexibility to manage business with a new and more complete commercial approach and an increase on operational leverage with gains of scale.

The Merger was made based on the Balance sheet of July 31, 2014, especially prepared for purposes of the merger and any variations occurred between August 1, 2014 to August 31, 2014 were appropriated by Getnet Adquirencia e Serviços para Meios de Pagamento S.A.

Summarized Balance Sheet at July 31, 2014

Current Assets and Long-Term Assets	272,491	Liabilities	396,205
Cash	21,720	Derivative Financial Instruments	4,574
Other Receivables	247,388	Borrowings	169,702
Other Assets	3,383	Other Payables	221,929
Permanent Assets	166,609	Stockholders' Equity	42,895
Investments	6,129
Fixed Assets	99,674
Intangibles	60,806
Total	439,100	Total	439,100

e) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Banco Bonsucesso Consignado).

On February 10, 2015, with the approval of the Central Bank, the transaction was concluded and Santander Brasil, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, holding 60% of the share capital of the entity. Banco Bonsucesso owns the remaining portion of its share capital (40%).

Banco Bonsucesso Consignado became the exclusive vehicle of Banco Bonsucesso and its subsidiaries for the offer of payroll loans in Brazil. Banco Santander will continue to originate payroll loan transactions independently through its own channels.

f) Acquisition by iZettle do Brasil Meios de Pagamento S.A. (iZettle do Brasil)

On July 18, 2014, Banco Santander acquired 50% of the total corporate capital of iZettle Brasil, through a capital contribution to the company in the amount of R$17 million. On July 31, 2014, Banco Santander contributed the entirety of its stake in iZettle Brasil to the capital of SGS Getnet.

The iZettle Brasil operates in the payment market, with the development and distribution of products and payment solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A (Spain) and iZettle Sweden in order to create a joint and coordinated effort in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico.

g) New Shareholders' Agreement of TecBan

In July 17, 2014, the country’s leading retail banks, including Banco Santander through one of its subsidiaries, had executed a new Shareholders’ Agreement of TecBan (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately four years ahead its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with Rede Banco24Horas ATMs, which are and will continue to be managed by TecBan. Thus increasing efficiency and providing more capillarity of services to the customer base. It is also expect a reduction in the costs and expenses related to the maintenance of ATMs.

h) Others Corporate Movements

We also performed the following corporate actions:

• On April 30th, 2015, it was formalized the merger and consequent extinction of the company Go Pay by Getnet.

• On April 30, 2015 it was formalized the merger and the consequent extinction of the companies KM Locanet Ltda. and Ideia Produções e Design Ltda. by Webmotors S.A.

• On March 23, 2015, Santander Participações S.A. sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. e Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$120 million.

• On March 23, 2015, Santander Participações S.A. sold its entire stake in Santos Energy Participações S.A. to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$127 million.

• On December 10, 2014 the acquisition by Webmotors S.A., of quotas representing 100% of the capital stock of Virtual Motors Páginas Eletrônicas Ltda. – ME was concluded.

• Acquisition on 7 March 2014, by Webmotors S.A., of 100% of the capital stock of KM Locanet Ltda – ME (“Compreauto”).

• On February 28, 2014, Santander has exercised a call option right to acquire 97,669 common shares of BW Guirapá I S.A., reaching the total of 252,311 shares.

• Disposal on November 22, 2013 of all shares of MS Participações Societárias S.A. amounting R$47.2 millions by Banco Santander, for Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., followed by disposal on December 28, 2013 by Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., of investment for Elincasiol, S.L.

4) Strategy

Banco Santander Brasil is a universal bank focusing on retail services. We are certain that the only way to grow in a recurring and sustainable manner is to provide excellent services that increase the level of satisfaction and attract more customers, who become more engaged. To accomplish this, our priority is to be a simple, personal and fair bank. Our strategy is based on a long-term outlook, focusing on the efficient execution of the following priorities:

• Increase customer preference and engagement with targeted products and services that are simple, modern and efficient, which, through a multi-channel platform, seek to maximize the satisfaction of our customers.

• Improve recurrence and sustainability by growing business with more diversified revenue, seeking a balance between credit, funding and services. At the same time, maintaining efficient cost management and rigorous control over risks.

• Be disciplined with capital and liquidity to conserve strength, adapt to regulatory changes and take advantage of opportunities for growth.

• Increase productivity through an intense agenda of productive transformation that allows us to offer a complete portfolio of services.

Throughout 2015, in the midst of our business transformation process, several projects were developed:

• Business management: advances, improvements and consolidation of the new "CERTO" tool (business model and CRM), which has allowed managers to increase business productivity and devote more time to customer relationships.

• Simplification and flexibility of services: a faster process for opening accounts, featuring a welcome package (account opening, delivery of cards and password issued all on the same day).

• Quality of services: improvement in Central Bank's ranking of complaints, currently occupying the fifth position and being the best among the large private banks.

• Multi-channel platform: a new application for mobile banking ("Minha Conta") and simplified access to internet banking. The bank already has over 4 million digital customers.

• Segmentation: repositioning of the Van Gogh segment, directed at upper-middle income customers, with a competitive range of products, services, customer service and financial advice tailored to this segment. In addition, we launched the "Santander Business and Companies" segment, a unique financial and non-financial solution for the market, with the goal of creating a new relationship model that strengthens ties with and drives the development of SMEs.

• Outstanding position on Global Corporate Banking (GCB): first place in the foreign exchange market and advisory leader in Project Finance operations.

• Innovation of products and services: the launch of "AutoCompara", a tool for simultaneously quoting the price of auto insurance from different companies, so that customers can contract the most convenient option. In addition, there was an improvement on the acquisition business, reducing the delivery time of POS machines (the fastest delivery on the market) and launching of the Getnet App, which facilitates our customers' business management.

• Engagement: launch of the application "É Comigo Santander", a tool that enables employees to help improve the services provided to our customers.

Santander also continues to play an active role in Sustainability, with its pillars of Social and Financial Inclusion, Education and Management, and Social and Environmental Businesses. Proof of this came in the form of the significant recognition received throughout 2015, such as participation in the Corporate Sustainability Index (ISE) for the sixth consecutive year and the Climate Disclosure Leadership Index (CDLI). In addition, Santander is an industry leader with its the Microcredit program, which occupies a prominent position among private banks. Through our Santander Universities program, we distributed more than 11,000 scholarships in 2015, totalling more than R$23 million, thus contributing to the advancement of quality education in Brazil.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted. The table below presents the ratings assigned by the main rating agencies.

6) Corporate Governance

The Board of Directors approved, on a meeting held on October 27th, 2015, the Company’s Consolidated Interim Financial Statements regarding the 3rd quarter ended September 30th, 2015, prepared in accordance with the Brazilian accounting principles (BRGAAP) and IFRS, remaining registered that Deloitte Touche Tohmatsu Independent Auditors issued an report without restrictions to the aforesaid Consolidated Interim Financial Statements and that were also recommended by the Audit Committee. The approved documents were remitted by the Company’s Executive Board to the Comissão de Valores Mobiliários – CVM, to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias&Futuros and to the Securities and Exchange Commission – SEC.

On October 30th, 2015, the Board of Directors approved the dismissal of Mr. Graham Charles Nye from the position of technically qualified member of the Company’s Audit Committee. Towards the dismissal resolved, in the same meeting, the Board of Directors appointed Mr. Luiz Carlos Nannini as technically qualified member of the Audit Committee, with a complementary term of office until March 18th, 2016. The appointment of Mr. Luiz Carlos Nannini was approved by the Central Bank of Brazil on December 15th, 2015.

The Board of Directors approved, on November 3rd, 2015, the new buyback program of Units or American Depositary Receipts (“ADRs”) issued by the Company, authorizing the purchase of up to 39.391.314 Units or ADRs of its issuance, for a 12 months term counted as from November 4th, 2015.

The Board of Directors meeting, held on November 30th, 2015, took knowledge of the dismissal of Mr. Oscar Rodriguez Herrero from the position of Vice-President Executive Officer of Santander, as well as appointed Ms. Maria Lucia Ettore do Valle as Company’s Ombudsman, for a new term of office valid up to December 21st, 2016.

On December 1st, 2015, the Board of Directors appointed Mr. Sergio Agapito Lires Rial as Chief Executive Officer of Santander, for a complementary term of office that shall be in force up to the first meeting of the Board of Directors to be held after the Ordinary General Meeting of 2017, as well as took knowledge of the resignation of Mr. Sergio Rial from the position of Chairman of the Board of Directors. It remained registered that (i) Mr. Jesús Maria Zabalza Lotina shall remain as Chief Executive Officer until Mr. Sergio Rial is effectively vested; (ii) Mr. Jesús Zabalza, as Vice-Chairman of the Board, shall assume the roles of Chairman of the Board of Directors until the appointment of a new Chairman; and (iii) Mr. Sergio Rial shall remain as member of the Board of Directors. Mr. Sergio Rial took office as Chief Executive Officer on January 4th, 2016, in view of the authorization issued by the Central Bank of Brazil dated as of December 15th, 2015.

On December 7th, 2015, the Board of Directors appointed, to be part of the Company’s Executive Board for a complementary term of office, which shall be in force until the vesting of the officers appointed in the first Board of Directors’ meeting to be held after the Ordinary General Meeting of 2017, as Officers without specific designation, Mr. Alexandre Grossmann Zancani, André de Carvalho Novaes, Luis Guilherme Mattoso de Oliem Bittencourt, Marcelo Malanga, Ronaldo Wagner Rondinelli, and Robson de Souza Rezende.

The Board of Directors, on December 30th, 2015, approved the proposal for declaration and payment of Interim Dividends in the amount of one billion and six hundred million Reais (R$ 1.6 billion) and Interest on Equity in the gross amount of one billion and four hundred million Reais (R$ 1.4 billion), based on the balance sheet of November, 2015 and with payment as of February 25th, 2016.

Throughout the year 2015 the Board of Directors has incorporated the Company's governance framework a number of corporate frameworks to consolidate the practical guidance recommended for a number of processes and structures of Santander, such as Corporate Governance, Risk Management and Modeling, Accounting Practices among others. These frameworks are in line with the guidelines of Santander Group around the world and incorporating best international practices.

In addition, it was formally established a Governance Secretariat to support the Council and its advisory committees and facilitate the flow of information between the Council and the Board. In the same period the Council and the Committees now have a dedicated Governance Portal.

7) Risk Management

7.1) Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the standards of prudent management and customer focus, while respecting local legal and regulatory environment. Its main responsibilities are:

• To integrate and adapt the Bank's risk culture to the local environment, as well as risk management strategy, level of risk tolerance and the risk appetite, approved by Executive Comittee and Board of Directors.

• To evaluate and approve credit and market proposals and credit limits of clients and portfolios;

• To authorize the use of local management tools and risk models and being informed about the result of its internal validation.

• Keep informed, assess and monitor the observations and recommendations that may be made by the supervisory authorities in the fulfillment of their duties.

The organizational structure of the Executive Vice President of Credit and Market Risk, which is independent from commercial areas, is composed of a nucleon responsible for the management of credit risk, market risk and operational risk.

A specific department has the mission to consolidate the portfolios and respective risks, supporting senior management with an integrated information. In addition, it is also responsible for attending the regulators, internal and external auditors, as well as the Santander Group headquarter in Spain.

It has a core called Risk Architecture, which includes a set of transverse functions all risk factors necessary for the construction of an advanced management model. Included in this structure the areas of methodology (development, parameter models that reach all risk areas), Governance, Policy and Risk Culture, Capital, Stress Test and Risk MI, responsible for the generation, exploitation and dissemination of information beyond the project information systems.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

7.2) Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches.

The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments. Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

7.3) Credit Risk

The Credit Risk Management aims to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis of exposure and trends as well as the effectiveness of credit policy. The objective is to keep a risk profile and an appropriate minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee and Management Board. Additionally, it is responsible for the control and monitoring systems used in the management of credit risks and market These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between individual customers (with monitoring of dedicated analysts) and customers with similar characteristics (standardized).

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander Brasil operates in accordance with the global policies aligned with the objectives in Brazil in accordance with the risk appetite of the Bank. For this purpose, it has developed its own model of Risk Management, as follows:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

7.5) Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The Bank's Social and Environmental Risk Policy is included under the Social and Environmental Responsibility Policy of the Bank, in accordance with Resolution 4.327 of Bacen.

The social and environmental risk in suppliers is managed throughout the procurement process based on the 10 principles of the United Nations' Global Compact, which considers items such as human rights, working conditions, corruption prevention, social and environmental issues. In order to participate in a bid, a company must state that respects these principles. During approval, a technical evaluation is carried out, involving social and environmental criteria. Additionally, the suppliers classified as high impact undergo further evaluation on the operational, administrative, financial, tax, legal, governance, social and environmental aspects. This phase includes a visit to check the proofs and replies obtained during the evaluation.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

The local corporative area, Non-Financial Risks, is responsible for implementing the Operational Risks and Internal Controls management of Santander Bank (Brazil) S.A. It is subordinated to Executive Vice-President of Risks and count with people, structure, standards, methodologies and tools for ensuring adequacy of the management and control model.

Acts in preventing the operational risk and supports for the continued strengthening of the internal control system, attending the requirements of regulatory agencies, New Basel Agreement – BIS II and Sarbanes Oxley requirements and resolutions of the National Monetary Council. This model also follows the guidelines established by the Santander Spain based on COSO-Committee of Sponsoring Organizations of the Treadway Commission-Internal Control – Integrated Framework 2013.

The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk.

The 2014 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded on March 30, 2015 and found no evidence of any of significant deficiencies or material weaknesses.

Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

The Audit Committee and the Board of Directors Committee were informed, respectively, on the work that was carried out by Internal Audit during 2015, according to its annual plan.

The Audit Committee favorably reviewed the annual work plan of the Internal Audit and recommended approval of the activity report for the year 2016. To fulfill its functions and hedging inherent in the conglomerate's activity, the Internal Audit has a set of tools developed internally and are updated when necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on, among others, its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the nine months of 2015, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2015, taking into account their design and operating effectiveness.

8) People

When we talk about the growth and development of Banco Santander, a force stands out: the People. Having a motivated and dedicated employees is a decisive factor in making the Bank in the best bank for customers and the best company for professionals.

Professionals are the strongest link between the Bank and customers and so, day after day, Banco Santander enhances their management practices because knows only with engaged professional, motivated, well trained and with full professional development, the Bank will manage to get more and better customers, satisfied , proud to do business with us and the Santander brand.

The Bank has a talented and committed team, with more than 50 thousand employees in Brazil. The Bank seeks professionals who likes challenge and want to go further and further away. Through the various differences to work in the Organization, offer support and the necessary conditions for each to do their work better.

• An environment that encourages everyone to do the best for the client: Banco Santander encourages a dynamic, challenging and stimulating environment, always focused on meeting customer needs.

• An environment that values new ideas: the Bank's culture reinforces the value of new ideas, is therefore interested to hear the contributions of professionals and stimulates the creative and innovative thinking to together under the best and most efficient solutions;

• An environment where everybody make a difference: the Bank recognizes the contributions and individual differences, but, above all, values teamwork, because sure that the joint action contributes to customer satisfaction and the achievement of best results;

• A opportunities and development environment: the Bank recognizes the potential of the professionals, so it provides opportunities , invests in the development and supports the professional growth and personal People.

9) Sustainable Development

The sustainability strategy of Banco Santander is based on three main pillars aligned to our business strategy and to Brazil’s development agenda: (i) Social and Financial Inclusion; (ii) Education; (iii) Socio-Environmental Business. Among the third quarter highlights are I) the “Escola Brasil” Volunteer Program acting in Public Schools increased by 442 the number of volunteer actions from all over Brazil, from these, 75 actions focused on financial education; II) Since 2003, Santander Financiamentos, throught the CDC Energy Efficient Equipments, finances photovoltaic systems with a portfolio of R$ 9,9 million, in 2015, 79 partnerships were signed with suppliers; III) Participation in 21st United Nations Climate Change Conference (COP 21) a gathering of heads of state, non-governmental organizations and companies, to promote an agreement between countries to reduce the emission of greenhouse gases and control global warming; IV) In the “Agro Sustentável” program, Santander increased by 95% the loan portfolio in relation to the previous year, 735 customers and 111 employers and outsourced firms were trained in relation to CAR (Environmental Rural Register) and 199 customers agreed to participate in the agreement with Coopercitrus (Cooperative); V) Among the recognitions received in 2015, Santander was elected as one of the ten best companies of the Brazilian ranking Climate Disclosure Leadership Index (CDLI), during the event “New ways of doing business in times of climate changes”, organized by Carbon Disclosure Project (CDP).

10) Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards, which provides the necessity of approval of any services by the Audit Committee of the Bank.

In compliance with CVM Instruction 381/2003, we hereby inform that in the period ended in December 2015, there have been contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall audit fee consideration. The non-audit services provided in the period ended December 30, 2015 was:

Date of agreement	Description of services
11.25.2015	Review of customer data based on various marketing promotions of Banco Santander Brazil, ensuring customer selection and distribution of coupons as established on the basis of the promotion.
11.25.2015	Review of customer databases in promoting "Santander Security" and "Christmas", ensuring the distribution of clients and distribution of coupons as established in both bases.
11.25.2015	Review of inventory in affiliated entities, required by debt Global Medium Term Notes Program.
06.23.2015	Due Diligence Financial and Tax for the acquisition of the entities of the PSA Group in Brazil
06.23.2015	Draw database Review "Saving Product" made by Banco Santander Brazil, ensuring the selection of customers as established on the basis of the promotion.
05.29.2015	Assurance of the selection of eligible customers and their distribution coupons for participation of the raffle " Vale a Pena ser Digital "
05.20.2015	Review required to issue Comfort Letter required by Global Debt Medium Term Notes.
05.20.2015	Assurance on the selection of eligible customers and their distribution coupons as recommended in the regulation of promotion “Santander Copa América”.
03.17.2015	Review of standards of the Salary Variation Compensation Fund (FCVS)
02.13.2015	Review for issuance of Comfort Letter required for the bond issuance program in society Santander Leasing SA Arrendamento Mercantil
02.13.2015	Review of tax procedures
*The additional services totalizes R$3.1 millions, representing 25% of global remuneration.

In addition, the Bank confirms that Deloitte has procedures, policies and controls to ensure its independence, including the review of work performed, including any services other than external audit. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor: (i) the auditor should not audit their own work; (ii) the auditor should not perform management functions; and (iii) the auditor should not promote the interests of his client. Acceptance and professional services not related to external audit for the period ended December 31, 2015 did not affect the independence and objectivity in the conduct of external audit examinations of the Banco Santander and other Group entities, since the principles above were observed.

The Board of Directors The Executive

(Approved at the Meeting of the Board of January 26, 2016).
***

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES BALANCE SHEETS
In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
	Note	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Current Assets		412,689,314	370,486,098	426,064,803	377,543,526
Cash	4	5,231,627	4,697,744	6,863,856	5,074,698
Interbank Investments	5	74,010,064	60,185,099	55,443,206	39,680,782
Money Market Investments		31,837,273	24,704,208	31,990,143	24,704,208
Interbank Deposits		20,342,010	24,025,157	1,622,282	3,908,085
Foreign Currency Investments		21,830,781	11,455,734	21,830,781	11,068,489
Securities and Derivative Financial
Instruments	6	50,644,888	63,656,319	55,477,103	64,188,346
Own Portfolio		15,371,552	9,074,933	12,960,963	39,332,776
Subject to Repurchase Commitments		26,353,218	50,834,783	26,355,623	19,863,910
Derivative Financial Instruments		6,939,495	2,532,340	11,931,802	2,329,613
Linked to Central Bank of Brazil		537,278	492,584	537,278	492,583
Privatization Certificates		819	129	819	128
Linked to Guarantees		1,442,526	721,550	3,690,618	2,169,336
Interbank Accounts	7	54,869,025	29,944,240	55,135,620	30,140,642
Payments and Receipts Pending Settlement		1,778	2,120	1,778	2,120
Restricted Deposits:		54,831,669	29,905,866	55,098,264	30,102,268
Central Bank Deposits		54,829,213	29,904,904	55,095,808	30,101,306
National Housing System		2,456	962	2,456	962
Correspondents		35,578	36,254	35,578	36,254
Lending Operations	8	83,380,887	81,058,136	102,557,195	101,550,821
Public Sector		56,406	72,473	56,406	72,473
Private Sector		86,512,527	83,625,461	106,176,703	104,509,542
Lending Operations Assignment		204	6,175	204	6,175
(Allowance for Loan Losses)	8.f	(3,188,250)	(2,645,973)	(3,676,118)	(3,037,369)
Leasing Operations	8	1	16	1,585,580	1,734,137
Public Sector		-	-	131	1,526
Private Sector		6	17	1,610,498	1,763,919
(Allowance for Lease Losses)	8.f	(5)	(1)	(25,049)	(31,308)
Other Receivables		143,631,937	130,099,088	147,398,541	133,806,024
Credits for Guarantees Honored		844	29	844	29
Foreign Exchange Portfolio	9	94,642,636	84,963,646	94,642,636	84,963,646
Income Receivable		745,898	755,548	601,763	594,214
Trading Account	10	1,587,363	2,921,983	1,697,899	3,543,743
Tax Credits	11	8,063,063	5,708,490	8,786,456	6,324,664
Others	12	38,919,702	36,043,378	42,030,853	38,698,530
(Allowance for Other Receivables Losses)	8.f	(327,569)	(293,986)	(361,910)	(318,802)
Other Assets		920,885	845,456	1,603,702	1,368,076
Non-Current Assets Held for Sale	13	-	-	487,386	353,160
Other Assets		721,710	523,153	723,830	528,845
(Allowance for Valuation)		(73,736)	(49,364)	(73,748)	(51,170)
Prepaid Expenses		272,911	371,667	466,234	537,241

		Bank		Consolidated
Note	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Long-Term Assets		286,568,316	225,516,009	237,739,651	195,186,600
Interbank Investments	5	13,497,719	8,518,194	366,922	127,789
Interbank Deposits		13,497,719	8,518,194	366,922	127,789
Securities and Derivative Financial
Instruments	6	146,319,775	111,452,568	87,414,879	68,082,509
Own Portfolio		26,292,498	14,466,343	23,350,447	13,884,372
Subject to Repurchase Commitments		91,063,021	73,504,762	32,605,138	29,306,637
Derivative Financial Instruments		13,237,376	5,967,031	14,078,407	6,033,250
Linked to Central Bank of Brazil		5,679,037	8,366,725	5,679,037	8,793,837
Privatization Certificates		2,387	2,796	2,387	2,796
Linked to Guarantees		10,045,456	9,144,911	11,699,463	10,061,617
Interbank Accounts	7	167,818	167,818	167,818	167,818
Restricted Deposits:		167,818	167,818	167,818	167,818
National Housing System		167,818	167,818	167,818	167,818
Lending Operations	8	85,225,495	76,841,269	101,762,256	91,546,706
Public Sector		62,014	81,487	62,014	81,487
Private Sector		96,773,748	87,144,124	113,895,402	102,340,195
Lending Operations Related to Assignment		196,634	265	196,634	265
(Allowance for Loan Losses)	8.f	(11,806,901)	(10,384,607)	(12,391,794)	(10,875,241)
Leasing Operations	8	14	26	1,374,449	1,564,452
Public Sector		-	-	-	96
Private Sector		20	126	1,412,834	1,608,421
(Allowance for Lease Losses)	8.f	(6)	(100)	(38,385)	(44,065)
Other Receivables		40,692,028	27,951,918	45,753,072	32,710,251
Receivables for Guarantees Honored		26,851	42,028	26,851	42,028
Foreign Exchange Portfolio	9	1,764,903	764,878	1,764,903	764,878
Income Receivable		216,852	311,834	216,852	312,622
Negotiation and Intermediation of Securities	10	-	144,737	-	144,737
Tax Credits	11	23,067,813	13,931,827	25,201,969	15,647,709
Others	12	15,886,443	12,970,972	18,881,467	16,073,456
(Allowance for Other Receivables Losses)	8.f	(270,834)	(214,358)	(338,970)	(275,179)
Other Assets		665,467	584,216	900,255	987,075
Temporary Assets		101,801	101,801	101,809	101,809
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		565,431	484,180	800,219	887,039

Permanent Assets		29,030,820	31,899,655	13,645,283	17,226,028
Investments		17,170,957	16,504,886	67,560	37,853
Investments in Affiliates and Subsidiaries:	15	17,152,711	16,487,039	51,747	19,672
Domestic		13,843,934	13,985,353	51,747	19,672
Foreign		3,308,777	2,501,686	-	-
Other Investments		51,446	50,405	57,295	56,396
(Allowance for Losses)		(33,200)	(32,558)	(41,482)	(38,215)
Fixed Assets	16	6,466,313	6,514,630	6,986,250	6,922,820
Real Estate		2,541,302	2,539,995	2,648,353	2,631,295
Others		10,566,480	9,784,676	11,723,760	10,849,154
(Accumulated Depreciation)		(6,641,469)	(5,810,041)	(7,385,863)	(6,557,629)
Intangibles	17	5,393,550	8,880,139	6,591,473	10,265,355
Goodwill		26,120,037	26,120,037	27,490,243	27,428,386
Intangible Assets		7,321,258	7,245,250	7,750,690	7,594,101
(Accumulated Amortization)		(28,047,745)	(24,485,148)	(28,649,460)	(24,757,132)
Total Assets		728,288,450	627,901,762	677,449,737	589,956,154

		Bank		Consolidated
Note	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Current Liabilities		474,842,549	402,318,185	418,097,819	356,847,717
Deposits	18.a	152,344,715	107,640,787	95,684,682	92,206,481
Demand Deposits		15,775,566	16,126,771	15,698,171	16,049,202
Savings Deposits		35,984,837	37,938,936	35,984,837	37,938,936
Interbank Deposits		59,608,550	18,488,796	3,132,439	3,238,299
Time Deposits		40,975,762	35,086,284	40,869,235	34,980,044
Money Market Funding	18.b	99,365,655	105,431,390	86,627,754	69,587,062
Own Portfolio		85,673,417	92,441,013	72,935,516	56,596,685
Third Parties		10,827,806	11,851,434	10,827,806	11,851,434
Linked to Trading Portfolio Operations		2,864,432	1,138,943	2,864,432	1,138,943
Funds from Acceptance and Issuance of
Securities	18.c	44,201,390	44,771,208	46,814,955	46,317,189
Exchange Acceptances		-	-	504,578	618,070
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		34,941,349	41,251,342	37,050,336	42,179,253
Securities Issued Abroad		8,478,381	3,257,665	8,478,381	3,257,665
Funding by Structured Operations Certificates		781,660	262,201	781,660	262,201
Interbank Accounts	7	14,405	13,850	14,405	13,850
Correspondents		14,405	13,850	14,405	13,850
Interbranch Accounts		3,817,511	2,677,812	3,817,555	2,677,813
Third-Party Funds in Transit		3,817,117	2,676,975	3,817,117	2,676,975
Internal Transfers of Assets		394	837	438	838
Borrowings	18.e	33,378,891	22,662,203	33,453,687	22,873,624
Local Borrowings - Other Institutions		4,333	22,965	78,917	119,149
Foreign Borrowings		33,374,558	22,639,238	33,374,770	22,754,475
Domestic Onlendings - Official Institutions	18.e	5,137,083	5,260,379	5,137,083	5,260,379
National Treasury		105	233	105	233
National Economic and Social Development
Bank (BNDES)		2,351,174	2,751,927	2,351,174	2,751,927
Federal Savings and Loan Bank (CEF)		4,373	4,686	4,373	4,686
National Equipment Financing Authority (FINAME)		2,564,993	2,287,719	2,564,993	2,287,719
Other Institutions		216,438	215,814	216,438	215,814
Derivative Financial Instruments	6	6,759,506	3,767,826	11,604,277	3,927,540
Derivative Financial Instruments		6,759,506	3,767,826	11,604,277	3,927,540
Other Payables		129,823,393	110,092,730	134,943,421	113,983,779
Collected Taxes and Other		137,250	69,410	156,399	78,314
Foreign Exchange Portfolio	9	84,694,924	79,617,514	84,694,924	79,617,514
Social and Statutory		2,974,963	1,021,756	3,038,619	1,159,912
Tax and Social Security	19	2,120,847	1,072,012	2,724,378	1,591,511
Trading Account	10	2,340,787	870,772	2,544,961	1,100,253
Subordinated Debt	20	7,685,328	199,123	7,685,328	199,123
Debt Instruments Eligible to Compose Capital	21	218,009	148,298	218,009	148,298
Others	22	29,651,285	27,093,845	33,880,803	30,088,854

		Bank		Consolidated
Note	12/31/2015	12/31/2014	12/31/2015	12/31/2014

Long-Term Liabilities		198,260,440	167,863,855	202,191,249	174,237,406
Deposits	18.a	48,758,538	51,405,411	46,201,330	51,425,486
Interbank Deposits		2,301,113	359,232	542,833	538,132
Time Deposits		46,457,425	51,046,179	45,658,497	50,887,354
Money Market Funding	18.b	48,333,077	41,115,308	48,332,677	40,765,686
Own Portfolio		31,282,876	31,057,727	31,282,476	30,708,105
Linked to Trading Portfolio Operations		17,050,201	10,057,581	17,050,201	10,057,581
Funds from Acceptance and Issuance of
Securities	18.c	51,224,195	25,859,065	53,033,159	28,634,380
Exchange Acceptances		-	-	479,684	380,791
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		46,226,988	17,319,206	47,556,268	19,713,730
Securities Issued Abroad		4,993,915	8,537,959	4,993,915	8,537,959
Funding by Structured Operations Certificates		3,292	1,900	3,292	1,900
Borrowings	18.e	3,308,742	1,570,206	3,308,742	1,570,206
Local Borrowings - Other Institutions		-	4,125	-	4,125
Foreign Borrowings		3,308,742	1,566,081	3,308,742	1,566,081
Domestic Onlendings - Official Institutions	18.e	11,125,808	10,353,134	11,125,808	10,353,134
National Treasury		313	418	313	418
National Economic and Social Development
Bank (BNDES)		5,534,930	4,732,009	5,534,930	4,732,009
Federal Savings and Loan Bank (CEF)		103,906	111,319	103,906	111,319
National Equipment Financing Authority (FINAME)		5,479,554	5,500,089	5,479,554	5,500,089
Other Institutions		7,105	9,299	7,105	9,299
Derivative Financial Instruments	6	10,271,926	4,704,079	11,278,682	4,885,034
Derivative Financial Instruments		10,271,926	4,704,079	11,278,682	4,885,034
Other Payables		25,238,154	32,856,652	28,910,851	36,603,480
Foreign Exchange Portfolio	9	4,635,141	679,901	4,635,141	679,901
Tax and Social Security	19	4,868,560	12,618,120	7,819,728	15,839,704
Negotiation and Intermediation of Securities	10	57,560	30,619	57,560	30,619
Subordinated Debts	20	411,976	7,094,953	411,976	7,094,953
Debt Instruments Eligible to Compose Capital	21	9,744,136	6,628,348	9,744,136	6,628,348
Others	22	5,520,781	5,804,711	6,242,310	6,329,955

Deferred Income		364,172	394,492	385,466	408,926
Deferred Income		364,172	394,492	385,466	408,926

Minority Interest		-	-	1,956,130	1,141,420

Stockholders' Equity	24	54,821,289	57,325,230	54,819,073	57,320,685
Capital:		57,000,000	57,000,000	57,000,000	57,000,000
Brazilian Residents		4,808,186	4,808,186	4,808,186	4,808,186
Foreign Residents		52,191,814	52,191,814	52,191,814	52,191,814
Capital Reserves		433,473	548,164	436,389	548,641
Profit Reserves		2,752,744	2,104,205	2,775,120	2,097,573
Adjustment to Fair Value		(4,940,975)	(1,881,638)	(4,968,483)	(1,880,028)
(-) Treasury Shares		(423,953)	(445,501)	(423,953)	(445,501)

Total Stockholders' Equity		54,821,289	57,325,230	56,775,203	58,462,105

Total Liabilities		728,288,450	627,901,762	677,449,737	589,956,154
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES INCOME STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

				Bank			Consolidated
		07/01 to	01/01 to	01/01 to	07/01 to	01/01 to	01/01 to
	Note	12/31/2015	12/31/2015	12/31/2014	12/31/2015	12/31/2015	12/31/2014

Financial Income		46,803,605	82,686,192	64,932,872	45,444,702	80,766,166	64,967,001
Lending Operations		27,414,558	48,912,998	34,916,695	31,453,589	56,603,630	41,496,734
Leasing Operations		-	-	-	231,337	468,117	489,141
Securities Transactions	6.a	24,481,474	39,774,246	24,352,271	18,717,870	29,486,609	17,543,078
Derivatives Transactions		(7,173,598)	(8,937,641)	721,273	(7,066,715)	(8,784,625)	462,773
Foreign Exchange Operations		(705,912)	(1,372,913)	1,751,344	(694,933)	(1,346,240)	1,751,344
Operations of Sale or Transfer of Financial Assets		6,023	21,475	22,096	6,675	23,140	31,708
Compulsory Deposits		2,781,060	4,288,027	3,169,193	2,796,879	4,315,535	3,192,223

Financial Expenses		(47,929,606)	(79,437,205)	(51,165,115)	(45,112,924)	(74,729,038)	(48,377,282)
Funding Operations Market	18.d	(33,203,886)	(55,783,751)	(37,053,215)	(29,399,988)	(49,361,184)	(32,802,414)
Borrowings and Onlendings Operations		(6,959,376)	(10,142,947)	(3,438,217)	(7,264,183)	(10,594,873)	(3,665,950)
Leasing Operations		(10)	(72)	(1,258)	-	-	-
Allowance for Loan Losses	8.f	(7,766,334)	(13,510,435)	(10,672,425)	(8,448,753)	(14,772,981)	(11,908,918)

Gross Profit From Financial Operations		(1,126,001)	3,248,987	13,767,757	331,778	6,037,128	16,589,719

Other Operating (Expenses) Income		(4,182,930)	(4,280,262)	(12,327,116)	(5,234,758)	(6,414,626)	(14,112,164)
Income from Services Rendered	27	4,137,261	7,881,770	7,241,626	4,633,879	8,974,839	8,159,789
Income from Banking Fees	27	1,226,181	2,355,612	2,369,355	1,495,364	2,892,602	2,898,150
Personnel Expenses	28	(3,188,156)	(6,153,328)	(5,962,770)	(3,528,120)	(6,818,868)	(6,395,315)
Other Administrative Expenses	29	(4,864,319)	(10,776,635)	(12,274,421)	(5,546,509)	(12,025,992)	(13,050,754)
Tax Expenses	30	(422,587)	(1,252,950)	(2,687,448)	(748,053)	(1,870,911)	(3,146,382)
Investments in Affiliates and Subsidiaries	15	713,530	1,453,252	1,291,145	659	1,505	2,549
Other Operating Income	31	2,259,068	10,840,169	2,813,366	2,524,248	11,098,990	2,879,783
Other Operating Expenses	32	(4,043,908)	(8,628,152)	(5,117,969)	(4,066,226)	(8,666,791)	(5,459,984)

Operating Income		(5,308,931)	(1,031,275)	1,440,641	(4,902,980)	(377,498)	2,477,555

Non-Operating Income	33	448,822	537,034	143,149	449,183	566,407	140,752

Income Before Taxes on Income and Profit Sharing		(4,860,109)	(494,241)	1,583,790	(4,453,797)	188,909	2,618,307

Income Tax and Social Contribution	34	7,890,739	8,657,287	1,509,259	7,737,800	8,261,064	732,677
Provision for Income Tax		(145,845)	(191,819)	(392,599)	(377,655)	(709,636)	(625,056)
Provision for Social Contribution Tax		(77,971)	(92,692)	(198,696)	(249,261)	(436,217)	(388,955)
Deferred Tax Credits		8,114,555	8,941,798	2,100,554	8,364,716	9,406,917	1,746,688

Profit Sharing		(691,717)	(1,180,148)	(940,145)	(727,834)	(1,260,368)	(991,193)

Minority Interest		-	-	-	(122,713)	(191,409)	(198,621)

Net Income		2,338,913	6,982,898	2,152,904	2,433,456	6,998,196	2,161,170

Number of Shares (Thousands)	24.a	7,522,647	7,522,647	7,541,616
Net Income per Thousand Shares (R$)		310.92	928.25	285.47
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY - BANK
In thousands of Brazilian Real - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury
	Note	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total

Balances as of December 31, 2013		62,828,201	827,496	1,381,494	99,807	(560,497)	(127,177)	(1,332,264)	-	(291,707)	62,825,353
Employee Benefit Plan		-	-	-	-	-	-	(549,088)	-	-	(549,088)
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(153,749)	(153,749)
Result of Treasury Shares	24.d	-	(4,926)	-	-	-	-	-	-	-	(4,926)
Reservations for Share - Based Payment	35.f	-	(89,094)	-	-	-	-	-	-	-	(89,094)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	678,372	9,016	-	-	-	687,388
Dividends based on Reserve for Dividend Equalization	24.b	-	-	-	(99,807)	-	-	-	-	-	(99,807)
Restructuring of Capital	24.d & f	(5,828,201)	(185,312)	-	-	-	-	-	-	(45)	(6,013,558)
Net Income		-	-	-	-	-	-	-	2,152,904	-	2,152,904
Allocations:
Legal Reserve	24.c	-	-	107,645	-	-	-	-	(107,645)	-	-
Dividends	24.b	-	-	-	-	-	-	-	(740,193)	-	(740,193)
Interest on Capital	24.b	-	-	-	-	-	-	-	(690,000)	-	(690,000)
Reserve for Dividend Equalization	24.c	-	-	-	615,066	-	-	-	(615,066)	-	-
Balances as of December 31, 2014		57,000,000	548,164	1,489,139	615,066	117,875	(118,161)	(1,881,352)	-	(445,501)	57,325,230
Employee Benefit Plan		-	-	-	-	-	-	739,706	-	-	739,706
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(246,975)	(246,975)
Result of Treasury Shares	24.d	-	(3,918)	-	-	-	-	-	-	-	(3,918)
Reservations for Share - Based Payment	35.f	-	157,800	-	-	-	-	-	-	-	157,800
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	(3,775,291)	(23,752)	-	-	-	(3,799,043)
Restructuring of Capital	24.d & f	-	-	-	-	-	-	-	-	(50)	(50)
Cancellation of Shares	24.d	-	(268,573)	-	-	-	-	-	-	268,573	-
Net Income		-	-	-	-	-	-	-	6,982,898	-	6,982,898
Allocations:
Legal Reserve	24.c	-	-	349,235	-	-	-	-	(349,235)	-	-
Dividends	24.b	-	-	-	(3,050,000)	-	-	-	(1,750,000)	-	(4,800,000)
Interest on Capital	24.b	-	-	-	-	-	-	-	(1,400,000)	-	(1,400,000)
Reserve for Dividend Equalization	24.c	-	-	-	3,483,663	-	-	-	(3,483,663)	-	-
Others		-	-	-	(134,359)	-	-	-	-	-	(134,359)
Balances as of December 31, 2015		57,000,000	433,473	1,838,374	914,370	(3,657,416)	(141,913)	(1,141,646)	-	(423,953)	54,821,289

Balances as of June 30, 2015		57,000,000	722,153	1,721,338	4,876,852	(311,941)	(135,290)	(1,652,357)	-	(487,199)	61,733,556
Employee Benefit Plan		-	-	-	-	-	-	510,711	-	-	510,711
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(205,302)	(205,302)
Result of Treasury Shares	24.d	-	-	-	-	-	-	-	-	-	-
Reservations for Share - Based Payment	35.f	-	(20,107)	-	-	-	-	-	-	-	(20,107)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	(3,345,475)	(6,623)	-	-	-	(3,352,098)
Restructuring of Capital	24.d & f	-	-	-	-	-	-	-	-	(25)	(25)
Cancellation of Shares	24.d	-	(268,573)	-	-	-	-	-	-	268,573	-
Net Income		-	-	-	-	-	-	-	2,338,913	-	2,338,913
Allocations:
Legal Reserve	24.c	-	-	117,036	-	-	-	-	(117,036)	-	-
Dividends	24.b	-	-	-	(3,050,000)	-	-	-	(1,600,000)	-	(4,650,000)
Interest on Capital	24.b	-	-	-	-	-	-	-	(1,400,000)	-	(1,400,000)
Reserve for Dividend Equalization	24.c	-	-	-	(778,123)	-	-	-	778,123	-	-
Others		-	-	-	(134,359)	-	-	-	-	-	(134,359)
Balances as of December 31, 2015		57,000,000	433,473	1,838,374	914,370	(3,657,416)	(141,913)	(1,141,646)	-	(423,953)	54,821,289
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CHANGES IN STOCKHOLTY - CONSOLIDATED
In thousands of Brazilian Real - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others					Total
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury	Stockholders'	Minority	Stockholders'
	Note	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Equity	Interest	Equity

Balances as of December 31, 2013		62,828,201	828,217	1,381,494	84,909	(552,465)	(127,177)	(1,332,264)	-	(291,707)	62,819,208	987,444	63,806,652
Employee Benefit Plan		-	-	-	-	-	-	(549,088)	-	-	(549,088)	-	(549,088)
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(153,749)	(153,749)	-	(153,749)
Result of Treasury Shares	24.d	-	(4,926)	-	-	-	-	-	-	-	(4,926)	-	(4,926)
Reservations for Share - Based Payment	35.f	-	(89,338)	-	-	-	-	-	-	-	(89,338)	-	(89,338)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	678,372	9,016	-	-	-	687,388	-	687,388
Dividends based on Reserve for Dividend Equalization	24.b	-	-	-	(99,807)	-	-	-	-	-	(99,807)	-	(99,807)
Restructuring of Capital	24.d & f	(5,828,201)	(185,312)	-	-	-	-	-	-	(45)	(6,013,558)	-	(6,013,558)
Net Income		-	-	-	-	-	-	-	2,161,170	-	2,161,170	-	2,161,170
Allocations:
Legal Reserve	24.c	-	-	107,645	-	-	-	-	(107,645)	-	-	-	-
Dividends	24.b	-	-	-	-	-	-	-	(740,193)	-	(740,193)	-	(740,193)
Interest on Capital	24.b	-	-	-	-	-	-	-	(690,000)	-	(690,000)	-	(690,000)
Reserve for Dividend Equalization	24.c	-	-	-	623,332	(6,422)	-	-	(623,332)	-	(6,422)	-	(6,422)
Minority Interest Results		-	-	-	-	-	-	-	-	-	-	198,621	198,621
Others		-	-	-	-	-	-	-	-	-	-	(44,645)	(44,645)
Balances as of December 31, 2014		57,000,000	548,641	1,489,139	608,434	119,485	(118,161)	(1,881,352)	-	(445,501)	57,320,685	1,141,420	58,462,105
Employee Benefit Plan		-	-	-	-	-	-	739,706	-	-	739,706	-	739,706
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(246,975)	(246,975)	-	(246,975)
Result of Treasury Shares	24.d	-	(3,918)	-	-	-	-	-	-	-	(3,918)	-	(3,918)
Reservations for Share - Based Payment	35.f	-	160,239	-	-	-	-	-	-	-	160,239	-	160,239
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	(3,775,291)	(23,752)	-	-	-	(3,799,043)	-	(3,799,043)
Restructuring of Capital	24.d & f	-	-	-	-	-	-	-	-	(50)	(50)	-	(50)
Cancellation of Shares	24.d	-	(268,573)	-	-	-	-	-	-	268,573	-	-	-
Net Income		-	-	-	-	-	-	-	6,998,196	-	6,998,196	-	6,998,196
Allocations:
Legal Reserve	24.c	-	-	349,235	-	-	-	-	(349,235)	-	-	-	-
Dividends	24.b	-	-	-	(3,050,000)	-	-	-	(1,750,000)	-	(4,800,000)	-	(4,800,000)
Interest on Capital	24.b	-	-	-	-	-	-	-	(1,400,000)	-	(1,400,000)	-	(1,400,000)
Reserve for Dividend Equalization	24.c	-	-	-	3,512,672	(29,118)	-	-	(3,498,961)	-	(15,407)	-	(15,407)
Minority Interest Results		-	-	-	-	-	-	-	-	-	-	191,409	191,409
Others		-	-	-	(134,360)	-	-	-	-	-	(134,360)	623,301	488,941
Balances as of December 31, 2015		57,000,000	436,389	1,838,374	936,746	(3,684,924)	(141,913)	(1,141,646)	-	(423,953)	54,819,073	1,956,130	56,775,203

Balances as of June 30, 2015		57,000,000	724,768	1,721,338	4,876,852	(332,655)	(135,290)	(1,652,357)	-	(487,199)	61,715,457	1,906,282	63,621,739
Employee Benefit Plan		-	-	-	-	-	-	510,711	-	-	510,711	-	510,711
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(205,302)	(205,302)	-	(205,302)
Result of Treasury Shares	24.d	-	-	-	-	-	-	-	-	-	-	-	-
Reservations for Share - Based Payment	35.f	-	(19,806)	-	-	-	-	-	-	-	(19,806)	-	(19,806)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	(3,345,475)	(6,623)	-	-	-	(3,352,098)	-	(3,352,098)
Restructuring of Capital	24.d & f	-	-	-	-	-	-	-	-	(25)	(25)	-	(25)
Cancellation of Shares	24.d	-	(268,573)	-	-	-	-	-	-	268,573	-	-	-
Net Income		-	-	-	-	-	-	-	2,433,456	-	2,433,456	-	2,433,456
Allocations:
Legal Reserve	24.c	-	-	117,036	-	-	-	-	(117,036)	-	-	-	-
Dividends	24.b	-	-	-	(3,050,000)	-	-	-	(1,600,000)	-	(4,650,000)	-	(4,650,000)
Interest on Capital	24.b	-	-	-	-	-	-	-	(1,400,000)	-	(1,400,000)	-	(1,400,000)
Reserve for Dividend Equalization	24.c	-	-	-	(755,746)	(6,794)	-	-	683,580	-	(78,960)	-	(78,960)
Minority Interest Results		-	-	-	-	-	-	-	-	-	-	122,713	122,713
Others		-	-	-	(134,360)	-	-	-	-	-	(134,360)	(72,865)	(207,225)
Balances as of December 31, 2015		57,000,000	436,389	1,838,374	936,746	(3,684,924)	(141,913)	(1,141,646)	-	(423,953)	54,819,073	1,956,130	56,775,203
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CASH FLOWS
In thousands of Brazilian Real - R$, unless otherwise stated

				Bank			Consolidated
		07/01 to	01/01 to	01/01 to	07/01 to	01/01 to	01/01 to
	Note	12/31/2015	12/31/2015	12/31/2014	12/31/2015	12/31/2015	12/31/2014
Operational Activities
Net Income		2,338,913	6,982,898	2,152,904	2,433,456	6,998,196	2,161,170
Adjustment to Net Income		472,711	2,021,971	16,057,183	1,745,979	4,861,002	19,172,059
Allowance for Loan Losses	8.f	7,766,334	13,510,435	10,672,425	8,448,753	14,772,981	11,908,918
Provision for Legal Proceedings and Administrative and Legal Obligations		1,601,827	(4,110,754)	4,342,246	1,794,447	(3,566,230)	4,899,698
Deferred Tax Credits		(8,230,081)	(9,220,404)	(2,423,663)	(8,477,028)	(9,724,307)	(2,346,517)
Equity in Affiliates and Subsidiaries	15	(713,530)	(1,453,252)	(1,291,145)	(659)	(1,505)	(2,549)
Depreciation and Amortization	29	1,494,268	4,325,941	5,422,583	1,674,579	4,673,817	5,584,391
Recognition (Reversal) Allowance for Other Assets Losses	33	23,736	24,269	(1,016)	23,693	24,113	(1,383)
Result on Sale of Other Assets	33	(10,751)	(43,747)	(100,244)	(11,393)	(45,009)	(101,777)
Result on Impairment of Assets	32	284,878	1,184,881	10,879	284,955	1,186,434	11,054
Result on Sale of Investments	33	(744,038)	(778,442)	-	(743,323)	(803,251)	1,925
Monetary Adjustment of Escrow Deposits	31	(261,100)	(486,300)	(304,875)	(352,880)	(663,233)	(441,833)
Recoverable Taxes	31	(814,660)	(905,081)	(265,808)	(854,068)	(989,972)	(335,306)
Others		75,828	(25,575)	(4,199)	(41,097)	(2,836)	(4,562)
Changes on Assets and Liabilities		2,336,049	(5,009,575)	(21,681,773)	2,306,921	(5,623,742)	(26,713,006)
Decrease (Increase) in Interbank Investments		929,275	(11,402,314)	(5,581,655)	1,849,497	(8,168,567)	(6,372,440)
Decrease (Increase) in Securities and Derivative Financial Instruments		(12,884,574)	(18,636,990)	(60,896,874)	8,065,213	(1,588,376)	(50,731,878)
Decrease (Increase) in Lending and Leasing Operations		(8,772,538)	(23,298,083)	(20,095,811)	(9,791,392)	(23,941,184)	(22,513,899)
Decrease (Increase) in Deposits on Central Bank of Brazil		(22,331,778)	(24,924,309)	5,482,262	(22,408,708)	(24,994,502)	5,517,488
Decrease (Increase) in Other Receivables		(41,228,490)	(14,609,829)	(52,150,834)	(41,523,801)	(14,038,800)	(53,533,957)
Decrease (Increase) in Other Assets		291,660	17,505	7,085	(892)	(197,529)	109,071
Net Change on Other Interbank and Interbranch Accounts		1,824,073	1,139,778	(134,758)	1,824,072	1,139,777	(134,757)
Increase (Decrease) in Deposits		34,066,743	42,057,055	8,586,417	(1,901,444)	(2,640,891)	9,414,204
Increase (Decrease) in Money Market Funding		(7,023,366)	1,152,034	44,124,177	8,742,064	24,607,683	31,892,078
Increase (Decrease) in Borrowings		7,723,905	13,104,602	9,654,850	7,721,507	12,967,977	10,128,587
Increase (Decrease) in Other Liabilities		49,778,821	30,421,296	49,239,479	50,034,838	31,823,641	49,976,104
Increase (Decrease) in Change in Deferred Income		(37,682)	(30,320)	91,486	(33,135)	(23,460)	100,743
Tax Paid		-	-	(7,597)	(270,898)	(569,511)	(564,350)
Net Cash Provided by (Used in) Operational Activities		5,147,673	3,995,294	(3,471,686)	6,486,356	6,235,456	(5,379,777)
Investing Activities
Acquisition of Investment		(65,765)	(215,292)	(2,508,028)	(3,467)	(3,995)	(5,366)
Acquisition of Fixed Assets		(645,319)	(823,065)	(964,430)	(945,185)	(1,164,444)	(1,135,706)
Acquisition of Intangible Assets		(815,335)	(1,110,063)	(643,325)	(866,836)	(1,293,891)	(630,882)
Net Cash Received on Sale/Reduction of Investments		857,997	858,081	146,839	860,698	860,782	6,986
Acquisition of Subsidiary, Unless Net Cash on Acquisition	15	-	-	-	-	443	(1,117,944)
Proceeds from Assets not in Use		73,074	89,651	98,909	68,680	93,223	101,312
Proceeds from Property for Own Use		19,595	51,659	137,219	89,192	75,534	207,254
Proceeds from Non-Current Assets Held for Sale		-	-	-	(35,166)	246,074	-
Dividends and Interest on Capital Received		202,589	741,733	942,834	15,769	18,111	67,958
Net Cash Provided by (Used in) Investing Activities		(373,164)	(407,296)	(2,789,982)	(816,315)	(1,168,163)	(2,506,388)
Financing Activities
Restructuring of Capital	24.f	-	-	(6,000,000)	-	-	(6,000,000)
Issuance Debt Instruments Eligible to Compose Capital	24.f	-	-	6,000,000	-	-	6,000,000
Acquisition of Own Share	24.d & f	(205,326)	(247,024)	(167,307)	(205,326)	(247,024)	(167,307)
Issuance of Long - Term Emissions		26,489,049	72,936,057	53,442,629	27,514,433	74,658,184	54,974,845
Long - Term Payments		(25,764,661)	(63,516,234)	(55,438,217)	(27,040,177)	(65,741,874)	(56,766,123)
Subordinated Debts - Payments		(1)	(216,075)	(2,495,283)	(1)	(216,075)	(2,495,283)
Debt Instruments Eligible to Compose Capital - Payments		(443,249)	(612,369)	(284,573)	(443,249)	(612,369)	(284,573)
Dividends and Interest on Capital Paid		(3,161,372)	(3,996,294)	(2,186,867)	(3,175,727)	(3,991,396)	(2,159,383)
Increase (Decrease) on Minority Interest		-	-	-	49,848	814,710	153,976
Net Cash Provided by (Used in) Financing Activities		(3,085,560)	4,348,061	(7,129,618)	(3,300,199)	4,664,156	(6,743,848)
Net Increase (Decrease) in Cash and Cash Equivalents		1,688,949	7,936,059	(13,391,286)	2,369,842	9,731,449	(14,630,013)
Cash and Cash Equivalents at the Beginning of Period	4	29,659,134	23,412,024	36,803,310	30,763,340	23,401,733	38,031,746
Cash and Cash Equivalents at the End of Period	4	31,348,083	31,348,083	23,412,024	33,133,182	33,133,182	23,401,733
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF VALUE ADDED
In thousands of Brazilian Real - R$, unless otherwise stated

				Bank					Consolidated
		01/01 to		01/01 to		01/01 to		01/01 to
	Note	12/31/2015		12/31/2014		12/31/2015		12/31/2014

Financial Income		82,686,192		64,932,872		80,766,166		64,967,001
Income from Services Rendered and Banking Fees	27	10,237,382		9,610,981		11,867,441		11,057,939
Allowance for Loans Losses	8.f	(13,510,435)		(10,672,425)		(14,772,981)		(11,908,918)
Other Income and Expenses		12,875,730		(50,021)		13,591,957		(681,707)
Financial Expenses		(65,926,770)		(40,492,690)		(59,956,057)		(36,468,364)
Third-party Input		(6,957,748)		(6,169,436)		(7,813,746)		(6,751,062)
Materials, Energy and Others		(283,165)		(247,718)		(292,592)		(252,183)
Third-Party Services	29	(1,854,932)		(2,196,915)		(2,177,667)		(2,466,250)
Impairment of Assets	32	(1,184,881)		(10,879)		(1,186,434)		(11,054)
Others		(3,634,770)		(3,713,924)		(4,157,053)		(4,021,575)
Gross Added Value		19,404,351		17,159,281		23,682,780		20,214,889
Retentions
Depreciation and Amortization	29	(4,325,941)		(5,422,583)		(4,673,817)		(5,584,391)
Added Value Produced Net		15,078,410		11,736,698		19,008,963		14,630,498
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	15	1,453,252		1,291,145		1,505		2,549
Added Value to Distribute		16,531,662		13,027,843		19,010,468		14,633,047
Added Value Distribution
Employee		6,443,552	38.9%	6,059,947	46.5%	7,095,572	37.4%	6,481,680	44.3%
Compensation	28	3,372,864		3,453,998		3,784,553		3,711,463
Benefits	28	1,216,373		1,131,376		1,324,495		1,209,883
Government Severance Indemnity Funds for Employees - FGTS		362,026		293,679		397,372		315,980
Others		1,492,289		1,180,894		1,589,152		1,244,354
Taxes and Contributions		2,427,385	14.8%	4,121,711	31.7%	4,000,428	21.0%	5,065,221	34.6%
Federal		1,986,808		3,713,527		3,485,967		4,590,409
State		524		1,294		896		1,922
Municipal		440,053		406,890		513,565		472,890
Compensation of Third-Party Capital - Rental	29	677,827	4.1%	693,281	5.3%	724,863	3.8%	726,355	5.0%
Remuneration of Interest on Capital		6,982,898	42.2%	2,152,904	16.5%	7,189,605	37.8%	2,359,791	16.1%
Dividends	24.b	4,800,000		740,193		4,800,000		740,193
Interest on Capital	24.b	1,400,000		690,000		1,400,000		690,000
Profit Reinvestment		782,898		722,711		798,196		730,977
Participation Results of Minority of Shareholders		-		-		191,409		198,621
Total		16,531,662	100.0%	13,027,843	100.0%	19,010,468	100.0%	14,633,047	100.0%
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudencial Group (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, lending and financing, mortgage lending, leasing, credit card operations and foreign exchange. Through its subsidiaries, the Bank also operates in the leasing, buying club management and securities, insurance brokerage operations, capitalization and pension plan. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial and capital markets.

2. Presentation of Financial Statements

Banco Santander's financial statements, which include its foreign branches (Bank) and the consolidated financial statements (Consolidated) have been prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standard chart of Accounts for Financial Institutions (COSIF) and the Brazilian Securities and Exchange Commission (CVM), which do not conflict with the rules issued by Bacen. The consolidated financial statements include the Bank and its affiliates and subsidiaries listed in Note 15, the Special Purpose - Brazil Foreign Diversified Payment Right's Finance Company (Brazil Foreign) and investment funds, where the Santander Group companies are the main beneficiaries or holders the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories that were originally allocated.

The Brazil Foreign was dissolved on April, 27th, 2015 in accordance with Certificate of Dissolution issued by Registrar of Companies from Cayman Islands on January, 29th, 2015.

Funds Consolidated Investments

• Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

• Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

• Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

• Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

• Santander Fundo de Investimento Capitalization Renda Fixa (Santander FI Capitalization);

• Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

• Santander FIC FI Contract I Referenciado DI (Santander FIC FI Contract);

• Santander Paraty QIF PLC (Santander Paraty);

• Santander Fundo de Investimento Financial Curto Prazo (Santander FI Financial);

• Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC); (1) and

• Fundo de Investimento em Direitos Creditórios RCI Brasil I - Financiamento de Veículos (FI Direitos Creditórios RCI Brasil I) (2).

(1) The carmaker Renault (not belonging to the Conglomerate Santander) sell its duplicates (receivables related to vehicles invoiced to dealers the automaker) to the Fund. This Fund buys only duplicates from Renault carmaker). In turn, the Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil) owns 100% of its subordinated quotas. The Fund has began to be consolidated since May, 2015.

(2) The Company CFI RCI Brasil (company belonging to the Conglomerate Santander) sell its product portfolio "floorplan" to the Fund, and holds 100% of its subordinated quotas. This Fund buys exclusively credit operations from CFI RCI Brasil. The Fund has began to be consolidated since June, 2015.

In preparing the consolidated financial statements equity in subsidiaries, significant balances receivable and payable, and revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated, and non-controlling interests are stated separately in stockholders’ equity and in the income statements. The balance sheet and income statement components of jointly-controlled subsidiaries have been consolidated proportionaly to the equity interest held in the subsidiary.

Leasing operations have been reclassified, in order to reflect its financial position in conformity with the financial method of accounting.

The preparation of financial statements requires Management estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of provision contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the probability of future events, actual amounts could differ from those estimates.

The Financial Statements of the year ended on December 31, 2015 were approved by Board of Directors at the meeting held on January 26, 2016.

The consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the year ended December 31, 2015 will be disclosed legal deadline, at the website www.santander.com.br/ri.

3. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges, inflation adjustment and exchange rate changes earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

The financial statements are presented in Brazilian real (R$), which is the functional and presentation currency of Banco Santander.

Assets and liabilities of foreign branch and subsidiary are translated as follows:

• Assets and liabilities are translated at the exchange rate on the balance sheet date; and

• Revenues and expenses are translated at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts and include income, charges, inflation adjustments or changes in exchange rates earned and/or incurred through the end of the reporting period, calculated on a daily pro rata basis, when applicable, the effect of adjustments to write down the cost of assets to their fair or realizable values.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity, are classified in short-term, in conformity with Bacen Letter 3,068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash or with original maturity equal to ninety days or less.

e) Interbank Investments and Credits Related to Bacen

Stated at their realizable or settlement amounts and include income, charges, inflation adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis.

e.1) Repurchase Agreement and Reverse Repurchase Agreement

Repurchase Agreement (Repo)

The bank’s own fixed income securities employed in a repurchasing agreement are highlighted in specific accounts of the asset (linked securities), on transaction date, by the updated accounting average, by type and maturity of the security. The difference between the repurchase value and the sale is the expense of the operation.

The Bank also employs third-party securities to perform sales transactions with repurchase agreements.

Reverse Repurchase Agreement (Reverse Repo)

The difference between the resale value and the purchase is recognized as the income of the operation. The securities acquired as collateral in a reverse repurchase agreement are also highlighted in specific accounts of the asset.

Repurchasing Performed With Free Movement Agreements

For “reverse repo and sale” operations, when Bank assumes the short position selling the securities on the open market, the liability created is measured at its fair value.

f) Securities

Securities are stated and classified into the following categories:

I - Trading securities;

II - Available-for-sale securities; and

III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has a positive intent and ability to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in profit or losses for the period, when relating to securities classified into the trading category; and

(2) A separate account in stockholders’ equity,net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to fair value recorded on sale of these securities are transferred to income for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the realizable value of securities classified into available-for-sale and held-to-maturity are recognized in the income of the period.

g) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made at customers' request, on own account, or that do not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses recorded in income for the period.

Derivative financial instruments designated as part of a framework of protection against risks ("hedge") can be classified as:

I - Fair value hedge; and

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts they are related to.

h) Minimum Requirements in the Process of Valuation Financial Instruments (Securities and Derivatives Financial Instruments)

The CMN Resolution 4,277 issued on October 31, 2013 (entered into force on June 30, 2015) provides for minimum requirements to be observed in the pricing process of financial instruments measured at fair value and on the adoption of prudential adjustments by financial institutions. The financial instruments mentioned in the Resolution include:

a) Securities classified as "trading" and "available for sale", according to the Central Bank Letter 3,068; of November 8, 2001;

b) Derivatives Financial Instruments, according to the Central Bank Letter 3,082; of January 30, 2002; and

c) Other financial instruments at fair value, regardless of their classification in the trading portfolio, established in CMN Resolution 3,464 of June 26, 2007.

According to this resolution, the Bank has established procedures to assess the need for adjustments in the value of financial instruments mentioned above, watching the prudential criteria, relevance and reliability. This review includes, among other factors, the credit risk spread in the market value of the registration of these instruments.

i) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending operations, leasing operations, advances on exchange contracts and other loans with credit characteristics. It is stated at present value, considering the indexes, interest rates and charges agreed, calculated "pro rata" days until the balance sheet date. For lending operations overdue 60 days from the recognition of revenue only occur when its actually received.

Normally, the Bank writes off loans as losses when they have overdue for 360 days. In the case of long-term credit operations (over 3 years) are written off when they complete 540 days late. Credit operations dropped to injury is recorded in a memorandum account for a minimum of five years and while not exhausted all procedures for collection.

The credit assignments without risk retention result in lower financial assets involved in the transaction, which are now kept in a memorandum account.The result of the assignment of credit is fully recognized when theyre realized.

Since January 2012, as determined by CMN Resolution 3,533/2008 and Resolution 3,895/2010, all credit assignments with risk retention will have their results recognized by the remaining terms of operations, and financial assets subject to the assignment shall remain registered as lending operations and the amount received as obligations for sale operations or transfer of financial assets. The credit assignments made by December 2011 were accounted for in accordance with current regulations with the recognition of income at the time of divestiture, independent of the retention of the risk.

Allowances for loan losses are recognized based on analysis of outstanding lending operations (past-due and current), past experience, future expectations, specific portfolio risks, and Management risk assessment policy for recognizing allowances, including those required by CMN and Central Bank of Brazil standards.

j) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

Non-current assets held for sale and assets not for own use are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category, and are not depreciated.

k) Prepaid Expenses

Funds used in advance payments, whose benefits will be derived or services will be provided in future years, are allocated to profit or loss over the term of the related agreements.

k.1) Commissions Paid to Banking Correspondents

In accordance with CMN Resolution 4,294 and Central Bank Latter 3,693 issued in December 2013, from January 2015 the commissions paid to intermediate agents as a result of the origination of new credit operations are limited to maximum percentages of: (i) 6% of the value of new operation originated and (ii) 3% of the value of portability object operation.

Such commissions must be fully recognized as expenses when it is incurred.

The Central Bank Latter 3,738 issued on December 2014 has allowed the possibility of staggered implementation of the aforementioned accounting procedure, as follows:

a) 2015: Fully recognize as an expense the value of 1/3 of the commission paid, the difference being recognized as an asset and allocated to income for the period of 36 months or the term of the contract, whichever is lower;

b) 2016: Fully recognize as an expense the value of 2/3 of the commission paid, the difference being recognized as an asset and allocated to income for the period of 36 months or the term of the contract, whichever is lower; and

c) 2017: Recognize the full amount of commission paid as an expense.

The Bank is using this prerogative.

In accordance with Central Bank Latter 3,722 issued on October 2014, the accounting procedures previously described should be applied prospectively from January 2015, without impacting the records of commissions paid until December 2014.

From January 2020, provided there is recognized in assets of the entity unamortized balance of sales commission paid to the correspondent, this amount must be fully written off against income (expense).

l) Permanent Assets

Stated at acquisition cost, are tested for impairment annually or more frequently or circumstances indicate that assets may be impaired, and valued considering the following aspects:

l.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured under the equity method of accounting and recorded as investments in affiliates and subsidiaries. Other investments are stated at cost, reduced to fair value, when applicable.

l.2) Fixed Assets

Depreciation of fixed assets is determined under the straight-line method at the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

l.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

On July 2015 the Bank revised the goodwill amortization rate related to Banco Real´s acquisition, this measure aims to suit original amortization rate on a new term, extension and proportion. The amortization of this goodwill will be completed in 2017 (originally 2016).

Exclusivity contracts for provision of banking services are accouted the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, are allocated to income over the term of the respective agreements.

Software aquisition and development expenses are amortized over a maximum of 5 years.

m) Technical Reserves Related to Insurance, Pensions and Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Reserves to Insurance and Pensions

Technical provisions are recognized in accordance with the criteria below:

• Provision for Unearned Premiums (PPNG)

The PPNG consists of the portions of the premiums net of ceded coinsurance, corresponding to the periods of risks after policy conditions, calculated "pro rata" day as Circulating Susep 462/2013 in the period between the issue and the beginning of the calculation of the provision is made considering the duration equal to the duration of the risk.

• Provision for Unearned Premiums-Current Risks but not Issued (PPNG-RVNE)

The PPNG-RVNE aims to estimate the share of unearned premiums relating to the risk already taken but that still do not have their insurance policies issued. This provision is estimated based on historical emissions behavior in arrears, according to Actuarial Technical Note (NTA).

• Mathematical Provisions for Benefits Granted and Granted (PMBaC and PMBC)

The PMBaC are formed from the contributions collected through the financial regime of capitalization. The PMBC represent obligations in the form of continued income plans, being constituted by actuarial calculation for traditional types of plans, pension plans, benefit Generators Free Plans (PGBL) and Free benefit Generating life (VGBL).

• Provisions for Unsettled Claims (PSL)

The PSL is constituted on the basis of warnings received by the insurer concerning administrative claims, which were insurance and coinsurance premium objects accepted and still not indemnified. The triggering event of the provision arising out of payment is characterized when the financial settlement, the receipt of proof of payment of the indemnity, allowance or income, or as the other cases provided for by law.

• PSL Lawsuit

Is constituted for all notices of claims in the lawsuit, based on the probability of loss and classified as probable, possible and remote.

The claims in the lawsuit are reviewed individually by the Legal Department to be sorted among these odds of loss, being updated whenever there is need.

In the PSL still monetary restatement and deals with legal fees of collapsing, as indexer and interest of 1% percent a month.

• Provision for Claims Incurred But not Reported (IBNR)

The IBNR provision is formed based on NTA, considering the historical estimate between the dates of occurrence and handling of claims, according to the Susep standards. The methodology is based on development factors obtained through triangles of claims, as well as expected behavior of accidents. The methodology is based on two triangles claims development, both grouped by the dates of occurrence and movement/adjustment. The first triangle considers all the drives and the second triangle disregards the drives of claims whose date of occurrence is equal to the warning and moves in future months. The result for the second triangle is counted as Reported (IBNR) and the difference between the result of the first triangle (IBNR) and the result of the second triangle (IBNR) is accounted for in conjunction to the PSL to reflect the movements of claims already incurred and not sufficiently warned, better known as IBNER. If the accidents accounted for, already considering the values of IBNR calculated as described above, is atypical of unrealistically expected behavior, the insurer may adopt the Bornhuetter-Ferguson adjustment.

• Provision of Related Expenses (PDR)

The PDR is constituted for the coverage of expected values relating to expenses related to claims. For structured plans in the financial scheme of simple sharing and allocation of capital, the provision covers the cost, alcoves and alcoves, not related to the settlement of claims or benefits, on the basis of claims incurred, warned or not.

• Provision of Financial Surplus (PEF)

The PEF covers the financial surplus values provisioned, to be used in accordance with the rules of the plan. This provision is calculated considering the return on investments held versus the guaranteed profitability in each plan.

• Provision for Redemptions and/or Other Amounts to Regulate (PVR)

Covers the values relating to redemption to regulate, the returns of contributions or awards or the requested portability issues and that for whatever reason, have not yet been made.

• Provision of Supplementary Coverage (PCC)

The PCC shall be constituted when failure is observed in the technical provisions resulting from the Test of Adequacy of Liabilities (TAP).

Technical Provisions for Capitalization

Technical provisions are recognized in accordance with the criteria below:

• Technical provisions mathematical for redemption results from accumulation of percentages applicable on payments made, capitalized with the interest rate provided for in the plan and update through the basic remuneration rate of savings account-Basic Reference Rate (TR);

• Provision for redemption of anticipated titles is constituted from the cancellation for non-payment or redemption request, based on the value of the mathematical provision of rescue formed at the time of cancellation of the title and the provision for redemption of the matured bonds is formed after the end of the title;

• Provision for raffles to be held is made based on a percentage of pay portion and aims to cover draws the titles will compete, but that have not yet been carried out and the provision of raffles payable consists of titles drawn, but which have not yet been paid; and

• Administrative provision aims to reflect the present value of future expenses of savings bonds whose duration extends from the date of its constitution.

n) Employees Benefit Plans

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 35. For this type of plan, the sponsoring entity's obligation is to provide the agreed benefits with employees, assuming the potential actuarial risk that benefits will cost more than expected.

Since January 2013, Banco Santander apply CPC 33 (R1) that provides substantially the full recognition of liabilities when on account actuarial losses (actuarial deficit) recognized will not occur, in contrast to the equity (other valuation adjustments).

Main Definitions

- The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or a sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

-The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in the lines of other operating expenses - actuarial losses - retirement plans (Note 32) and personnel expenses.

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consultarit, specialized consulting and approved by management at the end of each year to be effective for the subsequent period.

o) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided that the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) may be reduced, if not achieved the goals of reducing Return on Risk-Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are constrained to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimate for the number of equity instruments expected to vest.

Settlement in Cash

For share-based payments settled in cash (in the form of share valuation), the services provided are measured and the corresponding liabilities incurred in the fair value valuation of the shares at grant date and until the liability is settled, the fair value of liability is revalued at the end of each reporting period and the date of settlement, with any changes in fair value recognized in the income. In order to recognize the staff costs in contrast with the provisions in "wages payable" throughout the term, reflecting the period in which services are received, the total liability is based on the best estimate of the amount of right of recovery of shares that will be acquired at the end of the period of validity and recognizes the value of the services received during the period of validity based on the best available estimate. Periodically, analysis is performed of the estimated number of stock appreciation rights to be acquired at the end of the grace period.

p) Funding, Notes Issued and Other Liabilities

The fundraising instruments resources are recognized initially at fair value, consided as the transaction price. They are subsequently measured at amortized cost with expenses recognized as a financial cost (Note 18.d).

Among the initial recognition methods of, the liabilities it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instrument contain both a debt instrument (liability), and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity net component (derivative convertible into ordinary shares).

In accordance to the COSIF, the hybrid capital instruments and debt representing obligations financial institutions and should be recorded in specific accounts of the valued liabilities adjusted according for the effect of exchange rate variation, when denominated in currency foreign.All the remunerations related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was called) shall be accounted expenses in the period in compliance the accrual basis method.

In relation the stockholders' equity component,your registration occurs at the initial moment on grounds of their fair value, if different from zero.

The relevant details of these issued instruments composed nature are described in Notes 21 and 24.f.

q) Provisions, Contingent Assets and Liabilities and Legal Obligations

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success,the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements (Note 23.h).

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions, about which features no longer fit, characterizing the gain as practically certain. Contingent Assets with probable success, if any, are only disclosed in the financial statements.

r) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and Cofins (4.00%) are calculated under gross revenue and expenses. Financial institutions may deduct financial expenses in the establishment of this base. PIS and Cofins expenses are recorded in tax expenses.

s) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% applied on income, after adjustments determined by tax legislation. The Social Contribution Tax on Net Profit (CSLL) is calculated at the rate of 20% to financial institutions, insurance companies and capitalization (15% until August/2015) and 9% for other companies, levied on profit, after adjustments required by tax legislation. The CSLL rate applicable to financial institutions, insurance companies and capitalization was raised from 15% to 20% for the period between September,1st 2015 and December, 31 2018, in the terms of the current law 13,169/2015 (result of the conversion into law of Provisory Measure 675/2015).

The Tax credits and deferred liabilities are computed, basically, on certain temporary differences between book value and tax, tax losses, adjustments to fair value of securities note and derivative financial instruments. The recognition of tax credits and deferred liabilities are made by rates applicable in the period which is estimated the realization of the assets or the settlement of the liabilities.

In accordance with the current regulation, the tax credits are recognized to the extent that it is probable recovery in base to the generation of future taxable income. The expected realization of the tax credits Note 11.b is based on the projections of future earnings supported by a technical study.

t) Reduction of Impairment Assets

The financial and non-financial assets are measured at the end of each reporting period in order to identify evidence of impairment in its carrying value. If there is any indication, the entity shall estimate the recoverable amount of the asset and that loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the highest amount between its fair value net of selling expenses and its value in use.

u) Deferred Income

Refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees and sureties given and credit card annual fees. The allocation to income is made in accordance with the terms of the agreements.

v) Non-Controlling Interest - Consolidated Stockholders' Equity

The non-controlling interests (minority interests) to be reported in a separate shareholders' equity of the parent entity for purpose of presentation of the consolidated financial statements.

w) Subsequent Event

Corresponds to the event occurring between the date of the financial statements and the date on which it was authorized to issue such statements, and comprise by:

• Events that originate adjustments: are those that evidence of condition that existed at the date of the financial statements; and

• Events that don't originate adjustments: are those that evidence of conditions that did not exist on the base date of the financial statements.

4. Cash and Cash Equivalents

			Bank			Consolidated
	12/31/2015	12/31/2014	12/31/2013	12/31/2015	12/31/2014	12/31/2013
Cash	5,231,627	4,697,744	5,290,047	6,863,856	5,074,698	5,485,679
Interbank Investments	26,116,456	18,714,280	31,513,263	26,269,326	18,327,035	32,546,067
Money Market Investments	3,993,155	6,260,149	19,659,462	4,146,025	6,260,149	19,659,462
Interbank Deposits	292,520	998,397	369,975	292,520	998,397	227,905
Foreign Currency Investments	21,830,781	11,455,734	11,483,826	21,830,781	11,068,489	12,658,700
Total	31,348,083	23,412,024	36,803,310	33,133,182	23,401,733	38,031,746

5. Interbank Investments

					Bank
				12/31/2015	12/31/2014
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	27,049,055	4,788,218	-	31,837,273	24,704,208
Own Portfolio	517,536	-	-	517,536	5,210,302
National Treasury Bills - LTN	87,459	-	-	87,459	3,287,685
National Treasury Notes - NTN	430,077	-	-	430,077	1,922,617
Others	-	-	-	-	-
Third-party Portfolio	9,687,043	1,498,472	-	11,185,515	8,104,852
National Treasury Bills - LTN	3,469,138	465,962	-	3,935,100	3,358,072
National Treasury Notes - NTN	6,217,905	1,032,510	-	7,250,415	4,746,780
Sold Position	16,844,476	3,289,746	-	20,134,222	11,389,054
National Treasury Bills - LTN	8,310,753	1,237,912	-	9,548,665	4,213,319
National Treasury Notes - NTN	8,533,723	2,051,834	-	10,585,557	7,175,735
Interbank Deposits	3,757,546	16,584,464	13,497,719	33,839,729	32,543,351
Foreign Currency Investments	21,830,781	-	-	21,830,781	11,455,734
Total	52,637,382	21,372,682	13,497,719	87,507,783	68,703,293
Current				74,010,064	60,185,099
Long-term				13,497,719	8,518,194

					Consolidated
				12/31/2015	12/31/2014
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	27,201,925	4,788,218	-	31,990,143	24,704,208
Own Portfolio	670,406	-	-	670,406	5,210,302
Treasury Bills - LFT	22,802	-	-	22,802	-
National Treasury Bills - LTN	217,527	-	-	217,527	3,287,685
National Treasury Notes - NTN	430,077	-	-	430,077	1,922,617
Others	-	-	-	-	-
Third-party Portfolio	9,687,043	1,498,472	-	11,185,515	8,104,852
National Treasury Bills - LTN	3,469,138	465,962	-	3,935,100	3,358,072
National Treasury Notes - NTN	6,217,905	1,032,510	-	7,250,415	4,746,780
Sold Position	16,844,476	3,289,746	-	20,134,222	11,389,054
National Treasury Bills - LTN	8,310,753	1,237,912	-	9,548,665	4,213,319
National Treasury Notes - NTN	8,533,723	2,051,834	-	10,585,557	7,175,735
Interbank Deposits	428,344	1,193,938	366,922	1,989,204	4,035,874
Foreign Currency Investments	21,830,781	-	-	21,830,781	11,068,489
Total	49,461,050	5,982,156	366,922	55,810,128	39,808,571
Current				55,443,206	39,680,782
Long-term				366,922	127,789

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

					Bank
				12/31/2015	12/31/2014
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	27,693,634	(251,247)	-	27,442,387	48,761,308
Government Securities	24,176,527	(251,019)	-	23,925,508	45,554,984
Private Securities	3,517,107	(228)	-	3,516,879	3,206,324
Available-for-Sale Securities	144,605,791	106,244	(4,624,149)	140,087,886	117,848,137
Government Securities	62,406,297	1,297	(4,394,468)	58,013,126	56,059,972
Private Securities	82,199,494	104,947	(229,681)	82,074,760	61,788,165
Held-to-Maturity Securities	9,257,519	-	-	9,257,519	71
Government Securities	9,257,519	-	-	9,257,519	71
Total Securities	181,556,944	(145,003)	(4,624,149)	176,787,792	166,609,516
Derivatives (Assets)	30,595,132	(10,539,654)	121,393	20,176,871	8,499,371
Total Securities and Derivatives	212,152,076	(10,684,657)	(4,502,756)	196,964,663	175,108,887
Current				50,644,888	63,656,319
Long-term				146,319,775	111,452,568
Derivatives (Liabilities)	(11,140,806)	(5,739,484)	(151,142)	(17,031,432)	(8,471,905)
Current				(6,759,506)	(3,767,826)
Long-term				(10,271,926)	(4,704,079)

					Consolidated
				12/31/2015	12/31/2014
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	27,662,653	(434,857)	-	27,227,796	49,299,019
Government Securities	26,906,840	(434,830)	-	26,472,010	47,296,717
Private Securities	755,813	(27)	-	755,786	2,002,302
Available-for-Sale Securities	85,171,036	106,244	(4,880,822)	80,396,458	74,608,902
Government Securities	66,312,677	1,297	(4,664,066)	61,649,908	58,135,657
Private Securities	18,858,359	104,947	(216,756)	18,746,550	16,473,245
Held-to-Maturity Securities	9,257,519	-	-	9,257,519	71
Government Securities	9,257,519	-	-	9,257,519	71
Total Securities	122,091,208	(328,613)	(4,880,822)	116,881,773	123,907,992
Derivatives (Assets)	35,631,174	(9,772,757)	151,792	26,010,209	8,362,863
Total Securities and Derivatives	157,722,382	(10,101,370)	(4,729,030)	142,891,982	132,270,855
Current				55,477,103	64,188,346
Long-term				87,414,879	68,082,509
Derivatives (Liabilities)	(15,852,511)	(6,843,162)	(187,286)	(22,882,959)	(8,812,574)
Current				(11,604,277)	(3,927,540)
Long-term				(11,278,682)	(4,885,034)

II) Trading Securities

				Bank				Consolidated
			12/31/2015	12/31/2014			12/31/2015	12/31/2014
		Adjustment				Adjustment
	Cost	to Fair Value -	Carrying	Carrying	Cost	to Fair Value -	Carrying	Carrying
Trading Securities	Amortized	Income	Amount	Amount	Amortized	Income	Amount	Amount
Government Securities	24,176,527	(251,019)	23,925,508	45,554,984	26,906,840	(434,830)	26,472,010	47,296,717
Treasury Bills - LFT	1,713,446	89	1,713,535	446,688	2,736,751	446	2,737,197	1,782,675
National Treasury Bills - LTN	6,461,409	(33,823)	6,427,586	30,171,252	6,630,754	(25,662)	6,605,092	30,576,999
National Treasury Notes - NTN A	234,145	(8,353)	225,792	162,840	234,145	(8,353)	225,792	162,840
National Treasury Notes - NTN B	12,372,472	(134,080)	12,238,392	7,728,801	12,711,440	(177,391)	12,534,049	7,728,800
National Treasury Notes - NTN C	49,813	18	49,831	2,473	1,248,508	(149,000)	1,099,508	2,473
National Treasury Notes - NTN F	3,207,175	(69,299)	3,137,876	6,911,138	3,207,175	(69,299)	3,137,876	6,911,138
Agricultural Debt Securities - TDA	136,065	(5,531)	130,534	128,055	136,065	(5,531)	130,534	128,055
Brazilian Foreign Debt Notes	2,002	(40)	1,962	3,737	2,002	(40)	1,962	3,737
Private Securities	3,517,107	(228)	3,516,879	3,206,324	755,813	(27)	755,786	2,002,302
Shares	8,232	(367)	7,865	4,953	106,451	(367)	106,084	284,475
Receivables Investment Fund - FIDC (1)	5,985	1,444	7,429	13,442	5,985	1,444	7,429	13,442
Investment Fund Shares in Participation - FIP	-	-	-	-	31,328	-	31,328	36,837
Investment Fund Shares	2,840	68	2,908	3,329	325,058	68	325,126	375,521
Investment Fund Real Estate	-	-	-	-	578	-	578	540
Debentures	3,499,147	(698)	3,498,449	3,180,418	168,962	(698)	168,264	1,143,807
Financial Bills - LF	-	-	-	-	114,693	93	114,786	137,518
Certificates of Real Estate Receivables - CRI	903	(675)	228	4,182	976	(675)	301	4,265
Bank Deposits Certificates - CDB	-	-	-	-	1,782	108	1,890	5,897
Total	27,693,634	(251,247)	27,442,387	48,761,308	27,662,653	(434,857)	27,227,796	49,299,019

						Bank
						12/31/2015
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	1,028,689	5,543,205	6,938,020	10,415,594	23,925,508
Treasury Bills - LFT	-	-	3,806	220,364	1,489,365	1,713,535
National Treasury Bills - LTN	-	910,371	2,035,517	2,997,463	484,235	6,427,586
National Treasury Notes - NTN A	-	-	760	-	225,032	225,792
National Treasury Notes - NTN B	-	47,861	3,457,407	2,538,192	6,194,932	12,238,392
National Treasury Notes - NTN C	-	417	6	48,001	1,407	49,831
National Treasury Notes - NTN F	-	60,312	-	1,081,723	1,995,841	3,137,876
Agricultural Debt Securities - TDA	-	8,396	45,709	52,277	24,152	130,534
Brazilian Foreign Debt Securities	-	1,332	-	-	630	1,962
Private Securities	10,773	1,323	2,328	10,859	3,491,596	3,516,879
Shares	7,865	-	-	-	-	7,865
Receivables Investment Fund - FIDC (1)	-	-	-	7,429	-	7,429
Investment Fund Shares	2,908	-	-	-	-	2,908
Debentures	-	1,323	2,328	3,202	3,491,596	3,498,449
Certificates of Real Estate Receivables - CRI	-	-	-	228	-	228
Total	10,773	1,030,012	5,545,533	6,948,879	13,907,190	27,442,387

						Consolidated
						12/31/2015
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	1,199,389	5,583,731	7,211,493	12,477,397	26,472,010
Treasury Bills - LFT	-	-	19,725	467,924	2,249,548	2,737,197
National Treasury Bills - LTN	-	1,039,099	2,058,382	3,023,376	484,235	6,605,092
National Treasury Notes - NTN A	-	-	760	-	225,032	225,792
National Treasury Notes - NTN B	-	54,172	3,457,671	2,538,192	6,484,014	12,534,049
National Treasury Notes - NTN C	-	36,078	1,484	48,001	1,013,945	1,099,508
National Treasury Notes - NTN F	-	60,312	-	1,081,723	1,995,841	3,137,876
Agricultural Debt Securities - TDA	-	8,396	45,709	52,277	24,152	130,534
Brazilian Foreign Debt Notes	-	1,332	-	-	630	1,962
Private Securities	432,252	5,446	91,059	10,859	216,170	755,786
Shares	106,084	-	-	-	-	106,084
Receivables Investment Fund - FIDC (1)	-	-	-	7,429	-	7,429
Investment Fund Shares in Participation - FIP	-	-	-	-	31,328	31,328
Investment Fund Shares	325,126	-	-	-	-	325,126
Investment Fund Real Estate	578	-	-	-	-	578
Debentures	-	4,110	2,328	3,202	158,624	168,264
Financial Bills - LF	-	-	88,731	-	26,055	114,786
Certificates of Real Estate Receivables - CRI	-	73	-	228	-	301
Bank Deposits Certificates - CDB	464	1,263	-	-	163	1,890
Total	432,252	1,204,835	5,674,790	7,222,352	12,693,567	27,227,796

III) Available-for-Sale Securities

					Bank
				12/31/2015	12/31/2014
		Adjustment to Market Reflected in:
	Cost		Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	62,406,297	1,297	(4,394,468)	58,013,126	56,059,972
Treasury Certificates - CFT	506	-	144	650	594
Securitized Credit	2,907	-	299	3,206	2,924
Treasury Bills - LFT	11,428,982	-	3,240	11,432,222	663,528
National Treasury Bills - LTN	25,491,891	-	(1,319,182)	24,172,709	28,970,377
National Treasury Notes - NTN A	1,414,857	-	(85,833)	1,329,024	3,545,282
National Treasury Notes - NTN B	5,908,118	-	(811,472)	5,096,646	5,554,358
National Treasury Notes - NTN C (2)	1,415,271	-	(166,607)	1,248,664	1,254,928
National Treasury Notes - NTN F (2) (6)	12,667,164	-	(1,979,842)	10,687,322	10,163,524
Brazilian Foreign Debt Bonds (7)	-	-	-	-	4,282,680
Securities Issued Abroad - Spain	2,474,405	-	(36,205)	2,438,200	1,156,413
Debentures (3)	1,602,196	1,297	990	1,604,483	465,364
Private Securities	82,199,494	104,947	(229,681)	82,074,760	61,788,165
Shares	730,530	-	29,832	760,362	920,127
Receivables Investment Fund - FIDC (1)	180,694	42,307	-	223,001	711,754
Investment Fund Shares in Participation - FIP (8)	647,032	(34,951)	-	612,081	552,877
Investment Fund Shares	466,054	88,309	-	554,363	466,287
Debentures (4)	73,315,000	9,282	(284,352)	73,039,930	54,455,760
Eurobonds	429,331	-	(216,421)	212,910	246,714
Promissory Notes - NP (5)	4,834,183	-	110,521	4,944,704	3,080,535
Real Estate Credit Notes - CCI	15,016	-	(44)	14,972	17,609
Financial Bills - LF	1,223,851	-	(3,029)	1,220,822	664,179
Certificates of Real Estate Receivables - CRI	574,224	-	(82,609)	491,615	672,323
Total	144,605,791	106,244	(4,624,149)	140,087,886	117,848,137

					Consolidated
				12/31/2015	12/31/2014
		Adjustment to Market Reflected in:
	Cost		Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	66,312,677	1,297	(4,664,066)	61,649,908	58,135,657
Treasury Certificates - CFT	506	-	144	650	594
Securitized Credit	2,907	-	299	3,206	2,924
Treasury Bills - LFT	11,872,886	-	3,257	11,876,143	1,231,190
National Treasury Bills - LTN	26,407,071	-	(1,358,398)	25,048,673	29,410,744
National Treasury Notes - NTN A	1,414,696	-	(85,833)	1,328,863	3,545,282
National Treasury Notes - NTN B	5,908,118	-	(811,472)	5,096,646	5,554,358
National Treasury Notes - NTN C (2)	1,415,271	-	(166,607)	1,248,664	1,254,928
National Treasury Notes - NTN F (2) (6)	15,214,621	-	(2,210,241)	13,004,380	11,231,180
Brazilian Foreign Debt Bonds (7)	-	-	-	-	4,282,680
Securities Issued Abroad - Spain	2,474,405	-	(36,205)	2,438,200	1,156,413
Debentures (3)	1,602,196	1,297	990	1,604,483	465,364
Private Securities	18,858,359	104,947	(216,756)	18,746,550	16,473,245
Shares	744,772	-	48,785	793,557	971,796
Receivables Investment Fund - FIDC (1)	188,003	42,307	-	230,310	859,946
Investment Fund Shares in Participation - FIP (8)	661,377	(34,951)	-	626,426	1,081,456
Investment Fund Shares	107,535	88,309	2	195,846	163,531
Real Estate Fund Shares	62,832	-	(6,628)	56,204	60,456
Debentures (4)	9,958,217	9,282	(284,352)	9,683,147	8,470,152
Eurobonds	429,331	-	(216,421)	212,910	246,714
Promissory Notes - NP (5)	4,834,183	-	110,521	4,944,704	3,080,535
Real Estate Credit Notes - CCI	15,016	-	(44)	14,972	17,609
Financial Bills - LF	1,448,896	-	(2,431)	1,446,465	848,727
Certificates of Real Estate Receivables - CRI	574,224	-	(82,609)	491,615	672,323
Certificates of Bank Deposit - CDB	50,394	-	-	50,394	-
Total	85,171,036	106,244	(4,880,822)	80,396,458	74,608,902

						Bank
						12/31/2015
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	714,894	7,775,937	19,665,109	29,857,186	58,013,126
Treasury Certificates - CFT	-	-	-	-	650	650
Securitized Credit	-	233	586	1,405	982	3,206
Treasury Bills - LFT	-	-	-	74,046	11,358,176	11,432,222
National Treasury Bills - LTN	-	-	5,070,649	18,520,805	581,255	24,172,709
National Treasury Notes - NTN A	-	-	-	-	1,329,024	1,329,024
National Treasury Notes - NTN B	-	44,553	886	-	5,051,207	5,096,646
National Treasury Notes - NTN C (2)	-	14,780	-	-	1,233,884	1,248,664
National Treasury Notes - NTN F (2) (6)	-	646,519	-	757,255	9,283,548	10,687,322
Securities Issued Abroad - Spain	-	-	2,438,200	-	-	2,438,200
Debentures (3)	-	8,809	265,616	311,598	1,018,460	1,604,483
Private Securities	827,557	3,367,907	3,451,852	25,871,616	48,555,828	82,074,760
Shares	50,193	-	-	414,930	295,239	760,362
Receivables Investment Fund - FIDC (1)	223,001	-	-	-	-	223,001
Investment Fund Shares in Participation - FIP (8)	-	-	-	-	612,081	612,081
Investment Fund Shares	554,363	-	-	-	-	554,363
Debentures (4)	-	1,905,629	1,389,052	22,918,085	46,827,164	73,039,930
Eurobonds	-	10,763	-	-	202,147	212,910
Promissory Notes - NP (5)	-	1,302,757	1,818,060	1,446,579	377,308	4,944,704
Real Estate Credit Notes - CCI	-	5,459	-	9,513	-	14,972
Financial Bills - LF	-	102,871	102,453	1,015,498	-	1,220,822
Certificates of Real Estate Receivables - CRI	-	40,428	142,287	67,011	241,889	491,615
Total	827,557	4,082,801	11,227,789	45,536,725	78,413,014	140,087,886

						Consolidated
						12/31/2015
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	851,054	7,885,746	21,295,294	31,617,814	61,649,908
Treasury Certificates - CFT	-	-	-	-	650	650
Securitized Credit	-	233	586	1,405	982	3,206
Treasury Bills - LFT	-	-	-	108,551	11,767,592	11,876,143
National Treasury Bills - LTN	-	120,471	5,070,649	19,181,097	676,456	25,048,673
National Treasury Notes - NTN A	-	-	-	-	1,328,863	1,328,863
National Treasury Notes - NTN B	-	44,553	886	-	5,051,207	5,096,646
National Treasury Notes - NTN C (2)	-	14,780	-	-	1,233,884	1,248,664
National Treasury Notes - NTN F (2) (6)	-	662,208	109,809	1,692,643	10,539,720	13,004,380
Brazilian Foreign Debt Bonds (7)	-	-	-	-	-	-
Securities Issued Abroad - Spain	-	-	2,438,200	-	-	2,438,200
Debentures (3)	-	8,809	265,616	311,598	1,018,460	1,604,483
Private Securities	558,439	3,380,832	3,516,575	4,903,925	6,386,779	18,746,550
Shares	83,388	-	-	414,930	295,239	793,557
Receivables Investment Fund - FIDC (1)	223,001	-	7,309	-	-	230,310
Investment Fund Shares in Participation - FIP (8)	-	-	-	14,345	612,081	626,426
Investment Fund Shares	195,846	-	-	-	-	195,846
Real Estate Fund Shares	56,204	-	-	-	-	56,204
Debentures (4)	-	1,905,631	1,389,052	1,730,349	4,658,115	9,683,147
Eurobonds	-	10,763	-	-	202,147	212,910
Promissory Notes - NP (5)	-	1,302,757	1,818,060	1,446,579	377,308	4,944,704
Real Estate Credit Notes - CCI	-	5,459	-	9,513	-	14,972
Financial Bills - LF	-	102,871	128,354	1,215,240	-	1,446,465
Certificates of Real Estate Receivables - CRI	-	40,428	142,287	67,011	241,889	491,615
Certificates of Bank Deposit - CDB	-	12,923	31,513	5,958	-	50,394
Total	558,439	4,231,886	11,402,321	26,199,219	38,004,593	80,396,458

(1) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

(2) In the year ended December 31, 2015 there was the value to R$14,053 (2014 - R$12,894) result, net of tax in the Consolidated income from the sale of (NTN-C and NTN-F part) to the market (Note 24.e).

(3) Issued by mixed capital company.
(4) Includes R$503,415 (12/31/2014 - R$630,704) of hedge objects market risks (Note 6.b.V.a).

(5) In December 31, 2015 includes R$381,641 of hedge objects market risks (Note 6.b.V.a).

(6) On December 31, 2015, the amount of 2.102.743 Notes National Treasury (NTN-F), with maturity on January 1, 2025 are bound by the obligation assumed by Banco Santander to hedging of unamortized reserves Plan V of the Social Security Fund (Banesprev).

(7) On December 31, 2014 includes R$655,782 of hedge objects cash flow (Note 6.b.V.b).

(8) Investments in Quotas of Investment Fund - FIP mainly corresponds to investments in assets in the electricity and technology segments, which is consistent with the established rules and accounting practices.

IV) Held-to-Maturity Securities

						Bank/Consolidated
							12/31/2015
							By Maturity
		Cost
	Amortized /Accouting		Up to	From 3 to	From 3 to	Over
Held-to-Maturity Securities (1)	12/31/2015	12/31/2014	3 Months	12 Months	5 Years	3 Years	Total
Government Securities	9,257,519	71	113,145	11,714	520,310	8,612,350	9,257,519
National Treasury Notes - NTN A	3,559,308	-	-	11,714	-	3,547,594	3,559,308
National Treasury Notes - NTN I	-	71	-	-	-	-	-
Brazilian Foreign Debt Bonds (2)	5,698,211	-	113,145	-	520,310	5,064,756	5,698,211
Total	9,257,519	71	113,145	11,714	520,310	8,612,350	9,257,519
(1) The fair value of held to maturity securities is R$9,257,519 (12/31/2014 - R$71).
(2) At December 31, 2015, includes the amount of R$866,554 of cash flow object hedge (Note 6.b.V.b).

In January 2014, the Bank made an issue of bonds eligible to compose the capital of Level I and Level II Reference Equity (RE), amounting to USD2.5 billion (equivalent to R$ 6 billion) (Note 21). In order to mitigate the risk of interest rates in US dollars, was made the purchase of assets indexed in this currency: NTN-A and Eurobonds issued by the federal government of Brazil and BNDES (acquired via Santander Cayman). Initially, these securities were classified as "available for sale" and at December 31, 2015 were reclassified to "held to maturity". This reclassification did not produce effects on income 2015.

Given the provisions of Article 5 of Circular BCB 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity.

The market value of securities is computed based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate curves, representative of market conditions at the end of swing.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Income From Fixed-Income Securities	30,951,727	15,014,074	24,559,318	10,883,395
Income From Interbank Investments	8,994,819	9,308,510	5,414,238	6,429,990
Income From Variable-Income Securities	(288,854)	(118,447)	(213,813)	(175,706)
Financial Income of Insurance and Pension and Capitalization	-	-	158,304	190,846
Impairment (1)	(58,409)	-	(772,241)	-
Others (2)	174,963	148,134	340,803	214,553
Total	39,774,246	24,352,271	29,486,609	17,543,078

(1) Corresponds to record permanent losses on the realizable value of securities classified in securities available for sale categories recognized in the income statement.
(2) Corresponds mainly to income from investment funds and participations.

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

					Bank
			12/31/2015			12/31/2014
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		19,258,839	3,101,501		(271,473)	198,218
Asset	245,461,855	38,126,434	38,852,905	289,551,001	72,653,396	73,043,697
CDI (Interbank Deposit Rates)	38,673,202	6,955,903	9,233,799	70,772,781	-	-
Fixed Interest Rate - Real	131,559,811	-	-	88,800,295	72,168,901	72,755,003
Indexed to Price and Interest Rates	15,491,510	8,449,407	6,421,311	31,603,343	484,495	288,694
Foreign Currency	59,725,687	22,709,479	23,207,542	98,345,684	-	-
Others	11,645	11,645	(9,747)	28,898	-	-
Liabilities	226,203,016	(18,867,595)	(35,751,404)	289,822,474	(72,924,869)	(72,845,479)
CDI (Interbank Deposit Rates)	31,717,299	-	-	102,231,544	(31,458,763)	(30,771,767)
Fixed Interest Rate - Real	150,427,406	(18,867,595)	(35,751,404)	16,631,394	-	-
Indexed to Price and Interest Rates	7,042,103	-	-	31,118,848	-	-
Foreign Currency	37,016,208	-	-	139,807,521	(41,461,837)	(42,070,212)
Others	-	-	-	33,167	(4,269)	(3,500)
Options	90,948,495	(15,877)	20,417	238,966,177	(26,505)	(35,439)
Purchased Position	45,423,462	405,013	814,423	115,182,909	415,537	532,838
Call Option - US Dollar	5,018,650	225,226	604,629	3,942,457	221,951	331,533
Put Option - US Dollar	2,735,626	58,884	31,521	1,767,822	31,194	49,704
Call Option - Other	13,803,789	77,341	167,851	56,665,655	116,127	148,534
Interbank Market	13,114,822	18,736	93,435	51,308,444	91,567	118,061
Others (1)	688,967	58,605	74,416	5,357,211	24,560	30,473
Put Option - Other	23,865,397	43,562	10,422	52,806,975	46,265	3,067
Interbank Market	23,350,994	27,761	4,558	49,105,277	29,788	1,335
Others (1)	514,403	15,801	5,864	3,701,698	16,477	1,732
Sold Position	45,525,033	(420,890)	(794,006)	123,783,268	(442,042)	(568,277)
Call Option - US Dollar	3,331,244	(184,273)	(535,702)	4,239,625	(280,478)	(428,681)
Put Option - US Dollar	4,402,203	(125,172)	(73,815)	1,774,640	(22,637)	(25,163)
Call Option - Other	14,515,876	(72,923)	(179,402)	53,906,214	(88,206)	(105,348)
Interbank Market	13,730,262	(21,932)	(112,707)	53,571,293	(64,873)	(72,078)
Others (1)	785,614	(50,991)	(66,695)	334,921	(23,333)	(33,270)
Put Option - Other	23,275,710	(38,522)	(5,087)	63,862,789	(50,721)	(9,085)
Interbank Market	23,218,228	(26,315)	(1,615)	60,555,093	(32,098)	(1,950)
Others (1)	57,482	(12,207)	(3,472)	3,307,696	(18,623)	(7,135)
Futures Contracts	183,592,248	-	-	301,491,400	-	-
Purchased Position	41,136,899	-	-	105,063,098	-	-
Exchange Coupon (DDI)	4,274,347	-	-	6,888,319	-	-
Interest Rates (DI1 and DIA)	22,721,816	-	-	94,269,395	-	-
Foreign Currency	11,710,935	-	-	3,897,223	-	-
Indexes (2)	566,378	-	-	8,161	-	-
Average Rate of Repo Operations (OC1)	1,863,423	-	-	-	-	-
Sold Position	142,455,349	-	-	196,428,302	-	-
Exchange Coupon (DDI)	58,499,504	-	-	50,378,949	-	-
Interest Rates (DI1 and DIA)	20,304,192	-	-	56,783,420	-	-
Foreign Currency	35,463,589	-	-	15,845,107	-	-
Indexes (2)	483,599	-	-	-	-	-
Treasury Bonds/Notes	49,164	-	-	249,203	-	-
Average Rate of Repo Operations (OC1)	27,655,301	-	-	73,171,623	-	-

					Bank
			12/31/2015			12/31/2014
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Forward Contracts and Others	51,047,964	1,019,191	921,676	46,399,828	1,809,011	458,426
Purchased Commitment	21,570,405	2,914,197	2,690,632	20,548,192	(1,603,632)	(137,605)
Currencies	21,570,405	2,914,197	2,690,632	20,297,397	(1,854,427)	(388,539)
Others	-	-	-	250,795	250,795	250,934
Sell Commitment	29,477,559	(1,895,006)	(1,768,956)	25,851,636	3,412,643	596,031
Currencies	29,140,219	(1,895,006)	(1,754,301)	25,706,899	3,663,438	846,974
Others	337,340	-	(14,655)	144,737	(250,795)	(250,943)

						Consolidated
			12/31/2015			12/31/2014
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		19,767,937	3,158,175		(824,677)	(295,481)
Asset	321,353,805	43,700,717	44,411,308	290,652,626	61,172,494	61,597,738
CDI (Interbank Deposit Rates)	44,696,063	12,695,478	15,008,061	76,892,373	-	-
Fixed Interest Rate - Real	200,528,046	-	-	83,317,134	60,687,999	61,309,044
Indexed to Price and Interest Rates	15,491,510	8,561,407	6,421,311	31,603,343	484,495	288,694
Foreign Currency	60,626,541	22,432,187	22,991,683	98,810,878	-	-
Others	11,645	11,645	(9,747)	28,898	-	-
Liabilities	301,585,868	(23,932,780)	(41,253,133)	291,477,303	(61,997,171)	(61,893,219)
CDI (Interbank Deposit Rates)	32,000,585	-	-	101,623,563	(24,731,190)	(24,010,507)
Fixed Interest Rate - Real	224,460,826	(23,932,780)	(41,253,133)	22,629,135	-	-
Indexed to Price and Interest Rates	6,930,103	-	-	31,118,848	-	-
Foreign Currency	38,194,354	-	-	136,072,590	(37,261,712)	(37,879,212)
Others	-	-	-	33,167	(4,269)	(3,500)
Options	91,877,353	(32,566)	97,707	240,746,222	(5,613)	59,840
Purchased Position	46,024,648	357,644	862,972	116,184,661	460,152	628,851
Call Option - US Dollar	5,018,650	225,226	604,629	3,942,457	221,951	331,533
Put Option - US Dollar	2,735,626	58,884	31,521	1,767,822	31,194	49,704
Call Option - Other	14,106,701	31,405	142,121	56,931,274	119,424	153,976
Interbank Market	13,114,822	-	74,699	51,308,444	91,567	118,061
Others (1)	991,879	31,405	67,422	5,622,830	27,857	35,915
Put Option - Other	24,163,671	42,129	84,701	53,543,108	87,583	93,638
Interbank Market	23,350,994	27,761	4,558	49,105,277	29,788	1,335
Others (1)	812,677	14,368	80,143	4,437,831	57,795	92,303
Sold Position	45,852,705	(390,210)	(765,265)	124,561,561	(465,765)	(569,011)
Call Option - US Dollar	3,331,244	(184,273)	(535,702)	4,239,625	(280,478)	(428,681)
Put Option - US Dollar	4,402,203	(125,172)	(73,815)	1,774,640	(22,637)	(25,163)
Call Option - Other	14,567,407	(41,848)	(121,217)	54,354,491	(102,394)	(103,436)
Interbank Market	13,730,262	(21,932)	(112,707)	53,571,293	(64,873)	(72,078)
Others (1)	837,145	(19,916)	(8,510)	783,198	(37,521)	(31,358)
Put Option - Other	23,551,851	(38,917)	(34,531)	64,192,805	(60,256)	(11,731)
Interbank Market	23,218,228	(26,315)	(1,615)	60,555,093	(32,098)	(1,950)
Others (1)	333,623	(12,602)	(32,916)	3,637,712	(28,158)	(9,781)
Futures Contracts	184,191,203	-	-	302,239,388	-	-
Purchased Position	41,186,338	-	-	105,230,874	-	-
Exchange Coupon (DDI)	4,274,347	-	-	6,888,319	-	-
Interest Rates (DI1 and DIA)	22,760,484	-	-	94,307,498	-	-
Foreign Currency	11,710,935	-	-	3,897,223	-	-
Indexes (2)	577,149	-	-	137,834	-	-
Average Rate of Repo Operations (OC1)	1,863,423	-	-	-	-	-

						Consolidated
			12/31/2015			12/31/2014
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Sold Position	143,004,865	-	-	197,008,514	-	-
Exchange Coupon (DDI)	58,499,504	-	-	50,378,949	-	-
Interest Rates (DI1 and DIA)	20,836,314	-	-	57,355,214	-	-
Foreign Currency	35,463,589	-	-	15,845,107	-	-
Indexes (2)	500,993	-	-	8,418	-	-
Treasury Bonds/Notes	49,164	-	-	249,203	-	-
Average Rate of Repo Operations (OC1)	27,655,301	-	-	73,171,623	-	-
Forward Contracts and Others	51,058,023	1,005,428	935,988	46,406,749	1,817,437	467,280
Purchased Commitment	21,577,414	2,917,270	2,693,587	20,552,988	(1,604,507)	(138,480)
Currencies	21,577,414	2,917,270	2,693,587	20,302,193	(1,855,302)	(389,414)
Others	-	-	-	250,795	250,795	250,934
Sell Commitment	29,480,609	(1,911,842)	(1,757,599)	25,853,761	3,421,944	605,760
Currencies	29,140,219	(1,898,297)	(1,757,592)	25,708,788	3,663,438	846,974
Others	340,390	(13,545)	(7)	144,973	(241,494)	(241,214)

(1) Includes share options and indexes.
(2) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

						Bank
						Notional
					12/31/2015	12/31/2014
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		127,294,285	59,080,253	59,087,317	245,461,855	289,551,001
Options		3,958,902	1,932,158	85,057,435	90,948,495	238,966,177
Futures Contracts		-	-	183,592,248	183,592,248	301,491,400
Forward Contracts and Others		32,603,287	15,172,978	3,271,699	51,047,964	46,399,828

						Consolidated
						Notional
					12/31/2015	12/31/2014
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		127,294,285	60,200,404	133,859,116	321,353,805	290,652,626
Options		3,958,902	1,458,552	86,459,899	91,877,353	240,746,222
Futures Contracts		-	-	184,191,203	184,191,203	302,239,388
Forward Contracts and Others		32,610,296	15,172,978	3,274,749	51,058,023	46,406,749

(1) Includes trades with the BM&FBovespa - Bolsa de Valores, Mercadorias e Futuros (BM&Fbovespa) and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

						Bank
						Notional
					12/31/2015	12/31/2014
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		21,106,629	27,687,975	196,667,251	245,461,855	289,551,001
Options		35,344,280	51,538,169	4,066,046	90,948,495	238,966,177
Futures Contracts		59,511,377	92,061,034	32,019,837	183,592,248	301,491,400
Forward Contracts and Others		26,542,841	16,772,618	7,732,505	51,047,964	46,399,828

					Consolidated
					Notional
				12/31/2015	12/31/2014
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	22,058,125	30,726,690	268,568,990	321,353,805	290,652,626
Options	36,064,710	52,184,000	3,628,643	91,877,353	240,746,222
Futures Contracts	59,763,763	92,346,365	32,081,075	184,191,203	302,239,388
Forward Contracts and Others	32,610,296	15,172,978	3,274,749	51,058,023	46,406,749

IV) Derivatives Financial Instruments by Trade Market

					Bank
					Notional
				12/31/2015	12/31/2014
	Exchange (1)	Cetip (2)	Over the Counter (3)	Total	Total
Swap	128,073,294	74,413,285	42,975,276	245,461,855	289,551,001
Options	86,418,769	4,129,726	400,000	90,948,495	238,966,177
Futures Contracts	183,592,248	-	-	183,592,248	301,491,400
Forward Contracts and Others	-	33,425,417	17,622,547	51,047,964	46,399,828

					Consolidated
					Notional
				12/31/2015	12/31/2014
	Exchange (1)	Cetip (2)	Over the Counter (3)	Total	Total
Swap	157,588,381	120,351,541	43,413,883	321,353,805	290,652,626
Options	87,165,913	4,129,726	581,714	91,877,353	240,746,222
Futures Contracts	184,191,203	-	-	184,191,203	302,239,388
Forward Contracts and Others	-	33,435,476	17,622,547	51,058,023	46,406,749

(1) Includes amount traded with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.
(3) Composed of operations that are included in registration chambers, according to the regulation of the Central Bank of Brazil.

V) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

						Bank
			12/31/2015			12/31/2014
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	238,955	(60,579)	178,376	(41,243)	(76,115)	(117,358)
Asset	6,717,115	23,482	6,740,597	2,709,768	16,204	2,725,972
CDI (Interbank Deposit Rates) (1) (2) (7)	1,778,699	4,376	1,783,075	1,513,959	1,549	1,515,508
Fixed Interest Rate - Real (2)	3,522,475	27,184	3,549,659	492,205	707	492,912
Indexed to Foreign Currency - Fixed Interest - US Dollar (7)	93,682	790	94,472	-	-	-
Indexed to Foreign Currency - USD/BRL US Dollar (3)	675,929	(10,904)	665,025	-	-	-
Indexed to Foreign Currency - Libor - US Dollar (2) (4) (5) (7)	610,661	1,962	612,623	341,737	10,850	352,587
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (6)	-	-	-	337,352	2,628	339,980
Indexed to Foreign Currency - Fixed Interest - YEN (8)	35,669	74	35,743	24,515	470	24,985
Liabilities	(6,478,160)	(84,061)	(6,562,221)	(2,751,011)	(92,319)	(2,843,330)
Indexed to Foreign Currency - US Dollar (1)	(585,659)	(15,134)	(600,793)	(677,219)	(32,339)	(709,558)
Indexed to Price and Interest Rates Interest (2)	(800,174)	(30,982)	(831,156)	(1,247,506)	(43,771)	(1,291,277)
Indexed to Foreign Currency - Fixed Interest
- US Dollar (4)	-	-	-	(15,221)	(555)	(15,776)
CDI (Interbank Deposit Rates) (3) (5)	(3,267,140)	(12,298)	(3,279,438)	(25,975)	(900)	(26,875)
Indexed to Foreign Currency - Libor - US Dollar (6) (8)	(41,452)	(61)	(41,513)	(373,610)	(2,810)	(376,420)
Fixed Interest Rate - Real (7)	(1,783,735)	(25,586)	(1,809,321)	(411,480)	(11,944)	(423,424)
Hedge Object
Asset	2,471,649	102,993	2,574,642	1,863,375	114,736	1,978,111
Lending Operation	1,602,492	87,094	1,689,586	1,269,508	77,899	1,347,407
Indexed to Foreign Currency - US Dollar	730,904	35,338	766,242	592,992	42,478	635,470
Indexed to Foreign Currency - Fixed Interest
- US Dollar	-	-	-	15,788	(423)	15,365
Indexed Indices of Prices and Interest	863,781	52,984	916,765	421,144	32,415	453,559
CDI (Interbank Deposit Rates)	-	-	-	24,510	600	25,110
Fixed Interest Rate - Real	7,807	(1,228)	6,579	215,074	2,829	217,903
Available-for-Sale Securities	869,157	15,899	885,056	593,867	36,837	630,704
Debentures	492,837	10,578	503,415	593,867	36,837	630,704
Promissory Notes - PN	376,320	5,321	381,641	-	-	-
Liabilities	(3,512,568)	(8,383)	(3,520,951)	(364,166)	(2,826)	(366,992)
Foreign Borrowings	(3,476,825)	(8,342)	(3,485,167)	-	-	-
Indexed to Foreign Currency - US Dollar	(3,476,825)	(8,342)	(3,485,167)	-	-	-
Securities Issued Abroad	(35,743)	(41)	(35,784)	(364,166)	(2,826)	(366,992)
Eurobonds	(35,743)	(41)	(35,784)	(364,166)	(2,826)	(366,992)

						Consolidated
			12/31/2015			12/31/2014
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	153,812	(66,990)	86,822	(82,636)	(80,671)	(163,307)
Asset	7,072,924	57,829	7,130,753	3,063,742	62,296	3,126,038
CDI (Interbank Deposit Rates) (1) (2) (7)	1,778,699	4,376	1,783,075	1,513,959	1,549	1,515,508
Fixed Interest Rate - Real (2)	3,522,475	27,184	3,549,659	492,205	707	492,912
Indexed to Foreign Currency - Fixed Interest - US Dollar (7)	93,682	790	94,472	-	-	-
Indexed to Foreign Currency - USD/BRL US Dollar (3)	675,929	(10,904)	665,025	-	-	-
Indexed to Foreign Currency - Libor - US Dollar (2) (4) (5) (7)	610,661	1,962	612,623	341,737	10,850	352,587
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (6)	-	-	-	337,352	2,628	339,980
Indexed to Foreign Currency - Euro (7)	355,809	34,347	390,156	353,974	46,092	400,066
Indexed to Foreign Currency - Fixed Interest - YEN (8)	35,669	74	35,743	24,515	470	24,985
Liabilities	(6,919,112)	(124,819)	(7,043,931)	(3,146,378)	(142,967)	(3,289,345)
Indexed to Foreign Currency - US Dollar (1) (7)	(1,026,611)	(55,892)	(1,082,503)	(1,072,586)	(82,987)	(1,155,573)
Indexed to Price and Interest Rates Interest (2)	(800,174)	(30,982)	(831,156)	(1,247,506)	(43,771)	(1,291,277)
Indexed to Foreign Currency - Fixed Interest
- US Dollar (4)	-	-	-	(15,221)	(555)	(15,776)
CDI (Interbank Deposit Rates) (3) (5)	(3,267,140)	(12,298)	(3,279,438)	(25,975)	(900)	(26,875)
Indexed to Foreign Currency - Libor - US Dollar (6) (8)	(41,452)	(61)	(41,513)	(373,610)	(2,810)	(376,420)
Fixed Interest Rate - Real (7)	(1,783,735)	(25,586)	(1,809,321)	(411,480)	(11,944)	(423,424)
Hedge Object
Asset	2,993,780	110,003	3,103,783	2,177,702	119,205	2,296,907
Lending Operation	2,124,623	94,104	2,218,727	1,583,835	82,368	1,666,203
Indexed to Foreign Currency - US Dollar	1,253,035	42,348	1,295,383	907,319	46,947	954,266
Indexed to Foreign Currency - Fixed Interest
- US Dollar	-	-	-	15,788	(423)	15,365
Indexed Indices of Prices and Interest	863,781	52,984	916,765	421,144	32,415	453,559
CDI (Interbank Deposit Rates)	-	-	-	24,510	600	25,110
Fixed Interest Rate - Real	7,807	(1,228)	6,579	215,074	2,829	217,903
Available-for-Sale Securities	869,157	15,899	885,056	593,867	36,837	630,704
Debentures	492,837	10,578	503,415	593,867	36,837	630,704
Promissory Notes - PN	376,320	5,321	381,641	-	-	-
Liabilities	(3,512,568)	(8,383)	(3,520,951)	(364,166)	(2,826)	(366,992)
Foreign Borrowings	(3,476,825)	(8,342)	(3,485,167)	-	-	-
Indexed to Foreign Currency - US Dollar	(3,476,825)	(8,342)	(3,485,167)	-	-	-
Securities Issued Abroad	(35,743)	(41)	(35,784)	(364,166)	(2,826)	(366,992)
Eurobonds	(35,743)	(41)	(35,784)	(364,166)	(2,826)	(366,992)

(1) Instruments whose hedge object are loan operations indexed in foreign currency - dollar with market value R$766,242 (12/31/2014 - R$635,470) Bank and R$1,295,383 (12/31/2014 - R$954,266) Consolidated and bonds and securities represented by debentures with fair value R$59,615 (12/31/2014 - R$82,819) Bank and Consolidated.

(2) Instruments whose hedge objects are indexed loans in price indices and interest amounting R$916,765 (12/31/2014 - R$453,559) and securities represented by debentures with a market value R$443,800 (12/31/2014 - R$547,885) Bank and Consolidated.

(3) Instruments whose hedge object are loan operations indexed in foreign currency fixed interest - US dollar with market value R$15,365 (12/31/2014 - R$15,365) Bank and Consolidated.
(4) On December, 2014, instruments whose hedge object are securities represented by promissory notes indexed in interbank deposit certificates with fair value R$25,110 in the Bank and Consolidated.
(5) Instruments whose hedge objects are obligations for securities abroad - eurobonds with fair value R$35,784 (12/31/2014 - R$366,992) Bank and Consolidated.
(6) Instruments whose hedge objects are lending operations indexed pre fixed interest - Real with a market value of R$6,579 (12/31/2014 - R$217,903) Bank and Consolidated.

(7) Instruments asset whose hedge objects are obligations for foreign borrowings indexed in foreign currency - US Dollar with fair value R$3,485,167 and instrumenst liabilities whose hedge objects are securities represented by promissory notes indexed to fixed interest rates - Real with market value of R$381,641 in the Bank and Consolidated.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002.

b) Cash Flow Hedge

						Bank
			12/31/2015			12/31/2014
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(1,046,782)	(29,749)	(1,076,531)	(373,142)	(103,239)	(476,381)
Asset	7,274,825	121,414	7,396,239	2,842,504	83,530	2,926,034
Indexed to Foreign Currency - Swiss Franc (1)	1,237,987	6,998	1,244,985	599,818	20,210	620,028
Indexed to Foreign Currency - Chile (2)	301,285	1,622	302,907	100,804	4,624	105,428
Indexed to Interest Rate - Real (3)	3,746,785	(13,670)	3,733,115	1,278,611	(36,351)	1,242,260
Indexed to Foreign Currency - Fixed Interest - US Dollar (4)	1,988,768	126,464	2,115,232	863,271	95,047	958,318
Liabilities	(8,321,607)	(151,163)	(8,472,770)	(3,215,646)	(186,769)	(3,402,415)
Indexed to Foreign Currency - Fixed Interest - US Dollar (1) (2) (3) (4)	(6,580,306)	(17,767)	(6,598,073)	(2,451,465)	(63,132)	(2,514,597)
Fixed Interest Rate - Real (4)	(22,855)	(20)	(22,875)	(104,950)	(15,444)	(120,394)
Indexed to Foreign Currency - Fixed Interest Euro (4)	(1,718,446)	(133,376)	(1,851,822)	(659,231)	(108,193)	(767,424)

						Consolidated
			12/31/2015			12/31/2014
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(1,115,948)	(35,494)	(1,151,442)	(409,365)	(108,678)	(518,043)
Asset	7,779,309	151,811	7,931,120	3,820,303	128,759	3,949,062
Indexed to Foreign Currency - Swiss Franc (1)	1,237,987	6,998	1,244,985	599,818	20,210	620,028
Indexed to Foreign Currency - Chile (2)	301,285	1,622	302,907	100,804	4,624	105,428
Indexed to Interest Rate - Real (3)	3,746,785	(13,670)	3,733,115	1,278,611	(36,351)	1,242,260
Indexed to Foreign Currency - Pre Dolar (4) (5)	2,042,940	127,632	2,170,572	935,787	97,890	1,033,677
Indexed to Foreign Currency - Pre Euro (5)	450,312	29,229	479,541	905,283	42,386	947,669
Liabilities	(8,895,257)	(187,305)	(9,082,562)	(4,229,668)	(237,437)	(4,467,105)
Indexed to Foreign Currency - Pre Dolar (1) (2) (3) (4)	(6,580,306)	(17,767)	(6,598,073)	(2,451,465)	(63,132)	(2,514,597)
Indexed to Interest Rate - Real (4)	(22,855)	(20)	(22,875)	(104,950)	(15,444)	(120,394)
Indexed to Foreign Currency - Pre Euro (4)	(1,718,446)	(133,376)	(1,851,822)	(659,231)	(108,193)	(767,424)
Indexed to Foreign Currency - Dolar (5)	(509,960)	(34,379)	(544,339)	(487,865)	(40,440)	(528,305)
Indexed to Foreign Currency - Real (5)	(63,690)	(1,763)	(65,453)	(526,157)	(10,228)	(536,385)

						Bank/Consolidated
					12/31/2015	12/31/2014
					Notional	Notional
Hedge Instruments
Future Contracts					72,798,063	16,053,248
Foreign Currency - Dollar (6)					72,798,063	16,053,248

				Bank		Consolidated
			12/31/2015	12/31/2014	12/31/2015	12/31/2014
Hedge Object - Cost
Asset			37,217,417	16,736,536	37,251,860	17,678,432
Lending Operations
Import and Export Credit and Financing			35,743,885	15,999,182	35,743,885	15,999,182
Lending Operations			606,978	81,572	641,421	1,023,468
Securities
Available-for-Sale Securities - Brazilian Foreign Debt Bonds			-	655,782	-	655,782
Held to Maturity - Securities Foreign Debt Bonds			866,554	-	866,554	-
Liabilities			(1,995,118)	(1,960,197)	(1,995,118)	(1,960,197)
Eurobonds			(1,995,118)	(1,960,197)	(1,995,118)	(1,960,197)

(1) Operations maturing April 12, 2016 (12/31/2014 - operations due March 4, 2015 and April 12, 2016), whose object of "hedging" transactions are eurobonds.

(2) Operation due April 13, 2016 (12/31/2014 - operation due April 13, 2016), whose object of "hedge" is an operation of eurobonds.
(3) Operation due March 18, 2016 (12/31/2014 - operations due March 18, 2015, September 18, 2015 and March 18, 2016), whose object of "hedge" is an operation of eurobonds.

(4) Operation due March 18, 2016 and April 1, 2021 (12/31/2014 - operation due October 26, 2015 and April 1, 2021) which hedge objects its securities operation represented by title Brazilian External Debt Bonds and a credit operation.

(5) Operations maturing between August, 2016 and June, 2021 (12/31/2014 - maturing between May, 2015 and June, 2021), whose objects "hedge"contracts are loans from lending institutions.

(6) Operations maturing between January, 2016 to December,2024 (12/31/2014 - operation maturing February 2, 2015) and the updated value of the instruments of R$35,743,844 (12/31/2014 - R$15,991,293 ), whose object of "hedge" are the loans - loan agreements and credit export and import.

In the Bank and Consolidated, between July and September 2014 operations were contracted to hedge accounting of cash flow with the object of hedge bank deposit certificates (CDB). In October, 2014 this structure was discontinued. The effect of marking to market the future contracts net of tax effects that will be recognized in income and is posted in equity corresponds to a credit of R$1,580 (12/31/2014 - R$83.399) which will be amortized over the next 12 months.

In the Bank and Consolidated, the effect of marking to market of contracts swap and future corresponds to a debt of R$60,579 (12/31/2014 - R$77,261) and is recorded in equity, net of tax effects.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002 and no ineffective portions were found in the period to be accounted for.

VI) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and others is composed of government securities.

		Bank		Consolidated
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Financial Treasury Bill - LFT	110,490	618,800	330,605	1,135,366
National Treasury Bill - LTN	8,757,097	4,663,572	8,757,097	4,688,978
National Treasury Notes - NTN	757,969	1,763,751	757,969	1,763,751
Total	9,625,556	7,046,123	9,845,671	7,588,095

VII) Derivatives Recorded in Assets and Liabilities

		Bank		Consolidated
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Assets
Swap Differentials Receivable (1)	16,334,414	5,824,626	22,101,593	5,582,348
Option Premiums to Exercise	814,423	532,838	862,972	628,851
Forward Contracts and Others	3,028,034	2,141,907	3,045,644	2,151,664
Total	20,176,871	8,499,371	26,010,209	8,362,863
Liabilities
Swap Differentials Payable (1)	14,131,068	6,220,147	20,008,038	6,559,179
Option Premiums Launched	794,006	568,277	765,265	569,011
Forward Contracts and Others	2,106,358	1,683,481	2,109,656	1,684,384
Total	17,031,432	8,471,905	22,882,959	8,812,574

(1) Includes swap options and embedded derivatives.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

The new rules of Basel III, disclosed on March 1, 2013; and in October, 2013 was the publication of new rules and revise launched in March 2013. The Implementation of the new rules follow a schedule in phase; thus allowing the application of the rules gradually until 2019. The new rules have been applied in October 2013 and remainder of January 1, 2014 .

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the Basileia New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the trading and banking portfolio, for each one of the portfolio scenarios as of december 31, 2015.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(3,539)	(152,157)	(304,313)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interes Rate	(5,374)	(100,552)	(201,104)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(310)	(12,786)	(25,573)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(63)	(15,997)	(31,993)
Foreign Currency	Exposures subject to Foreign Exchange	(3,414)	(85,352)	(170,703)
Eurobond/Treasury/Global	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(405)	(2,344)	(4,688)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(4,847)	(79,935)	(159,869)
Shares and Indexes	Exposures subject to Change in Shares Price	(10)	(253)	(505)
Others	Exposures not Meeting the Previous Settings	(10,393)	(72)	(145)
Total (1)		(28,355)	(449,448)	(898,893)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency and share).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(104,177)	(3,544,679)	(6,657,862)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(12,086)	(403,245)	(696,014)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(200)	(3,671)	(5,297)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(3,174)	(52,153)	(91,003)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(16,113)	(80,396)	(160,369)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(11,568)	(343,404)	(634,175)
Foreign Currency	Exposures subject to Foreign Exchange	(1,067)	(26,671)	(53,341)
Total (1)		(148,385)	(4,454,219)	(8,298,061)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7. Interbank Accounts

The amount of interbank accounts are composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities position).

8. Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Lending Operations	183,601,533	170,929,985	220,387,363	207,010,137
Loans and Discounted Receivables	99,603,331	92,680,565	105,216,623	94,483,886
Financing	41,028,183	40,438,476	72,200,721	74,715,307
Rural, Agricultural and Industrial Financing	6,064,652	6,164,084	6,064,652	6,164,084
Real Estate Financing	36,649,633	31,601,538	36,649,633	31,601,538
Securities Financing	58,896	38,882	58,896	38,882
Lending Operations Related to Assignment	196,838	6,440	196,838	6,440
Leasing Operations	26	143	3,023,463	3,373,962
Advances on Foreign Exchange Contracts (1) (Note 9)	4,552,495	4,687,958	4,552,495	4,687,958
Other Receivables (2)	30,826,630	28,421,274	33,119,414	30,524,210
Total	218,980,684	204,039,360	261,082,735	245,596,267
Current	116,270,117	112,588,850	139,493,848	136,407,403
Long-term	102,710,567	91,450,510	121,588,887	109,188,864

(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3,533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

During the exercise 2015, operations were carried out credit assignment without recourse in the amount of R$1,316,027 (2014 - R$1,945,738) Bank and R$1,316,027 (2014 - R$2,030,082) Consolidated and were recorded substantially in loans and discounted securities, classified as H risk level.

(ii) With Substantial Retention of Risks and Benefits

On September, 2015 Banco Santander made assignment of receivables with recourse related to the Funded Participation operations (Export) in the amount of R$201,706 with maturity on April, 2019. On December, 2015 the present value of the divested operations is R$196,631.

On March 2013, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$47,485. On December 31, 2015, the present value of the divested operations is R$207 (12/31/2014 - R$6,440) (Note 26.e).

On December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041. On December 31, 2015, the present value of the divested operations is R$202,114 (12/31/2014 - R$262,515).

The assignment operation was carried out with recourse clause, provided the buyback is compulsory in the following situations:

- Contracts in default for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability in accordance with CMN Resolution 3,401/2006; and

- Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Overdue	8,950,031	6,456,889	9,704,502	7,078,409
Due to:
Up to 3 Months	68,809,115	63,086,454	77,747,183	71,428,031
From 3 to 12 Months	47,461,002	49,502,396	61,746,665	64,979,372
Over 12 Months	93,760,536	84,993,621	111,884,385	102,110,455
Total	218,980,684	204,039,360	261,082,735	245,596,267

c) Lease Portfolio Operations

		Bank		Consolidated
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Gross Investment in Leasing Operations	30	157	3,608,045	3,984,983
Lease Receivables	17	76	2,341,921	2,519,740
Unrealized Residual Values (1)	13	81	1,266,124	1,465,243
Unearned Income on Lease	(15)	(54)	(2,316,861)	(2,480,601)
Offsetting Residual Values	(13)	(81)	(1,266,124)	(1,465,243)
Leased Assets	71,196	75,478	7,930,428	8,817,347
Accumulated Depreciation	(71,196)	(75,478)	(4,314,034)	(4,772,678)
Excess Depreciation	28,754	31,458	1,941,186	2,352,214
Losses on Unamortized Lease	-	-	198,044	201,342
Advances for Guaranteed Residual Value	(28,730)	(31,337)	(2,761,002)	(3,267,681)
Other Assets	-	-	3,781	4,279
Total of Lease Portfolio at Present Value	26	143	3,023,463	3,373,962

(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) is R$4 (12/31/2014 - R$14) Bank and R$584,582 (12/31/2014 - R$611,021) Consolidated.

On December 31,2015 and 2014, there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

		Bank		Consolidated
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Overdue	5	109	34,430	51,711
Due to:
Up to 1 Year	17	23	1,735,087	1,874,456
From 1 to 5 Years	8	25	1,829,120	2,051,055
Over 5 Years	-	-	9,408	7,761
Total	30	157	3,608,045	3,984,983

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Overdue	4	33	31,250	41,914
Due to:
Up to 1 Year	16	30	1,621,055	1,759,166
From 1 to 5 Years	6	80	1,365,893	1,567,816
Over 5 Years	-	-	5,265	5,066
Total	26	143	3,023,463	3,373,962

d) Loan Portfolio by Business Sector

		Bank		Consolidated
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Private Sector	218,862,264	203,885,400	260,963,648	245,440,685
Industry	69,411,282	61,147,516	70,804,585	63,303,237
Commercial	24,983,818	25,266,037	28,223,339	28,501,269
Financial Institutions	2,278,592	1,316,869	2,285,315	1,928,868
Services and Other (1)	39,207,497	35,906,634	41,964,420	38,660,540
Individuals	80,533,024	78,381,817	114,773,641	110,886,806
Credit Cards	19,133,657	18,340,741	19,133,657	18,340,741
Mortgage Loans	25,931,863	21,318,334	25,931,863	21,318,334
Payroll Loans	10,313,617	11,342,216	14,656,085	11,342,216
Financing and Vehicles Lease	2,463,824	3,230,858	30,314,531	33,551,617
Others (2)	22,690,063	24,149,668	24,737,505	26,333,898
Agricultural	2,448,051	1,866,527	2,912,348	2,159,965
Public Sector	118,420	153,960	119,087	155,582
Federal	4,373	171	4,373	171
State	82,428	124,890	82,964	124,890
Municipal	31,619	28,899	31,750	30,521
Total	218,980,684	204,039,360	261,082,735	245,596,267

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others. (2) Includes personal loans, overdraft among others.

On 2015, Banco Santander conducted a review at the opening of sectors for purposes of this note, which resulted in the reclassification of some items of this information without alteration of the balance. The presentation of this opening for December, 2014 is consistent with the method adopted in the preparation of financial statements of December, 2015.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							12/31/2015
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	92,900,935	-	92,900,935	-	-	-
A	0.5%	75,092,017	-	75,092,017	375,460	275,777	651,237
B	1%	13,307,782	1,141,351	14,449,133	144,491	246,136	390,627
C	3%	8,543,221	2,370,428	10,913,649	327,410	708,080	1,035,490
D	10%	5,742,592	2,376,036	8,118,628	811,863	701,023	1,512,886
E	30%	1,518,582	3,607,332	5,125,914	1,537,774	-	1,537,774
F	50%	1,505,097	1,235,998	2,741,095	1,370,548	-	1,370,548
G	70%	641,647	882,406	1,524,053	1,066,837	-	1,066,837
H	100%	2,779,290	5,248,876	8,028,166	8,028,166	-	8,028,166
Total		202,031,163	16,862,427	218,893,590	13,662,549	1,931,016	15,593,565

							Bank
							12/31/2014
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	88,484,607	-	88,484,607	-	-	-
A	0.5%	69,601,327	-	69,601,327	348,007	251,524	599,531
B	1%	14,575,563	1,187,770	15,763,333	157,633	276,270	433,903
C	3%	5,770,915	1,526,093	7,297,008	218,910	296,453	515,363
D	10%	5,849,084	1,671,693	7,520,777	752,078	-	752,078
E	30%	2,137,219	1,349,475	3,486,694	1,046,008	-	1,046,008
F	50%	835,154	1,263,069	2,098,223	1,049,112	-	1,049,112
G	70%	814,312	1,073,894	1,888,206	1,321,744	-	1,321,744
H	100%	2,471,607	5,349,679	7,821,286	7,821,286	-	7,821,286
Total		190,539,788	13,421,673	203,961,461	12,714,778	824,247	13,539,025

							Consolidated
							12/31/2015
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	104,292,741	-	104,292,741	-	-	-
A	0.5%	98,552,525	-	98,552,525	492,765	305,782	798,547
B	1%	15,480,989	2,339,538	17,820,527	178,205	246,136	424,341
C	3%	9,548,811	3,374,325	12,923,136	387,694	708,080	1,095,774
D	10%	5,972,894	2,750,043	8,722,937	872,294	702,279	1,574,573
E	30%	1,552,423	3,839,656	5,392,079	1,617,624	-	1,617,624
F	50%	1,523,346	1,402,487	2,925,833	1,462,916	-	1,462,916
G	70%	651,083	1,016,922	1,668,005	1,167,603	-	1,167,603
H	100%	2,820,000	5,870,848	8,690,848	8,690,848	-	8,690,848
Total		240,394,812	20,593,819	260,988,631	14,869,949	1,962,277	16,832,226

							Consolidated
							12/31/2014
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	102,217,003	-	102,217,003	-	-	-
A	0.5%	89,864,937	-	89,864,937	449,325	257,887	707,212
B	1%	17,398,578	2,476,079	19,874,657	198,746	276,270	475,016
C	3%	6,478,179	2,743,513	9,221,692	276,651	296,454	573,105
D	10%	5,925,915	2,069,012	7,994,927	799,493	-	799,493
E	30%	2,159,827	1,539,359	3,699,186	1,109,756	-	1,109,756
F	50%	836,662	1,411,579	2,248,241	1,124,120	-	1,124,120
G	70%	814,329	1,185,652	1,999,981	1,399,987	-	1,399,987
H	100%	2,472,903	5,920,372	8,393,275	8,393,275	-	8,393,275
Total		228,168,333	17,345,566	245,513,899	13,751,353	830,611	14,581,964

(1) Includes current and past-due operations.

(2) The additional allowance is recognized based mainly on the expected realization of the loan portfolio, in addition to the current regulatory requirements.

(3) The total loan portfolio includes the amount of R$87,094 (12/31/2014 - R$77,899) Bank and R$94,104 (12/31/2014 - R$82,368) Consolidated, related to the adjustment to fair value of loans that are hedged, registered under the article 5 Circular Letter 3,624 of Bacen of 26 December, 2013 and which are not contemplated in footnote levels of risk (Note 6.b.V.a).

f) Changes in Allowance for Loan Losses

					Bank		Consolidated
				01/01 to	01/01 to	01/01 to	01/01 to
				12/31/2015	12/31/2014	12/31/2015	12/31/2014
Balance at Beginning				13,539,025	13,829,240	14,581,964	14,999,205
Allowances Recognized				13,510,435	10,672,425	14,772,981	11,908,918
Write-offs				(11,455,895)	(10,962,640)	(12,522,719)	(12,326,159)
Balance at End (1)				15,593,565	13,539,025	16,832,226	14,581,964
Current				3,515,824	2,939,960	4,063,077	3,387,479
Long-term				12,077,741	10,599,065	12,769,149	11,194,485
Recoveries Credits (2)				2,120,937	2,289,660	2,346,053	2,517,393

(1) Includes R$11 (12/31/2014 - R$101) Bank and R$63,434 (12/31/2014 - R$75,373) Consolidated provision recorded for the leasing portfolio.

(2) It is recorded as financial income in the items: lending operations and leasing operations. Includes results of assignment without recourse, related to the prior operations written off, as losses amounting the value to R$104,491 (2014 - R$240,133) Bank and R$120,522 (2014 - R$327,449) Consolidated.

g) Renegotiated Credits

					Bank		Consolidated
				12/31/2015	12/31/2014	12/31/2015	12/31/2014
Renegotiated Credits				12,655,907	13,860,390	12,720,615	13,917,809
Allowance for Loan Losses				(7,049,119)	(7,028,140)	(7,065,760)	(7,050,616)
Percentage of Coverage on Renegotiated Credits				55.7%	50.7%	55.5%	50.7%

h) Loan Portfolio Concentration

							Consolidated
Loan Portfolio and Credit Guarantees (1), Securities (2)				12/31/2015		12/31/2014
and Derivatives Financial Instruments (3)				Risk	%	Risk	%
Biggest Debtor				8,013,400	2.3%	8,529,936	2.8%
10 Biggest				38,590,250	11.0%	35,078,339	11.4%
20 Biggest				54,852,488	15.7%	50,207,652	16.3%
50 Biggest				82,548,719	23.6%	75,668,335	24.6%
100 Biggest				106,546,440	30.4%	96,187,838	31.2%

(1) Includes portions of loans to release the business plan.
(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.
(3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

				Bank/Consolidated
			12/31/2015	12/31/2014
Assets
Rights to Foreign Exchange Sold			67,518,760	47,387,964
Exchange Purchased Pending Settlement			28,933,498	38,636,435
Advances in Local Currency			(184,119)	(353,008)
Income Receivable from Advances and Importing Financing (Note 8.a)			92,177	57,133
Currency and Documents Term Foreign Currency			47,223	-
Total			96,407,539	85,728,524
Current			94,642,636	84,963,646
Long-term			1,764,903	764,878
Liabilities
Exchange Sold Pending Settlement			67,416,998	47,545,000
Foreign Exchange Purchased			26,465,492	37,440,279
Advances on Foreign Exchange Contracts (Note 8.a)			(4,552,495)	(4,687,958)
Others			70	94
Total			89,330,065	80,297,415
Current			84,694,924	79,617,514
Long-term			4,635,141	679,901
Memorandum Accounts
Open Import Credits			774,383	948,300
Confirmed Export Credits			356,824	818,410

10. Trading Account

		Bank		Consolidated
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Assets
Financial Assets and Pending Settlement Transactions	209,087	2,236,724	242,612	2,236,874
Clearinghouse Transactions	-	144,737	742	144,791
Debtors Pending Settlement	4,166	-	80,435	140,790
Stock Exchanges - Guarantee Deposits	402,323	461,536	402,323	461,536
Others (1)	971,787	223,723	971,787	704,489
Total	1,587,363	3,066,720	1,697,899	3,688,480
Current	1,587,363	2,921,983	1,697,899	3,543,743
Long-term	-	144,737	-	144,737
Liabilities
Financial Assets and Pending Settlement Transactions	2,316,183	846,523	2,316,252	902,820
Creditors Pending Settlement	7,656	396	112,945	44,812
Creditors for Loan of Shares	58,942	48,475	152,114	136,808
Clearinghouse Transactions	13,078	3,431	16,439	41,347
Records and Settlement	2,488	2,566	3,305	3,410
Acquisition and Subscription of Securities Arising Release	-	-	1,274	1,274
Others	-	-	192	401
Total	2,398,347	901,391	2,602,521	1,130,872
Current	2,340,787	870,772	2,544,961	1,100,253
Long-term	57,560	30,619	57,560	30,619

(1) Refers to guarantee the deposits made in derivative transactions with customers in the market.

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

					Bank
		12/31/2014	Recognition	Realization	12/31/2015
Allowance for Loan Losses		7,321,677	5,659,073	(1,851,048)	11,129,702
Reserve for Legal and Administrative Proceedings - Civil		721,246	130,031	(74,198)	777,079
Reserve for Tax Risks and Legal Obligations		4,225,376	1,160,787	(3,758,779)	1,627,384
Reserve for Legal and Administrative Proceedings - Labor		704,246	364,125	(192,882)	875,489
Adjustment to Fair Value of Trading Securities and Derivatives (1)		1,583,126	14,180,654	(5,849,862)	9,913,918
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)		321,075	2,165,028	-	2,486,103
Accrual for Pension Plan (2)		1,300,921	-	(426,668)	874,253
Profit Sharing, Bonuses and Personnel Gratuities		268,733	565,388	(460,792)	373,329
Other Temporary Provisions (3)		1,894,287	538,119	-	2,432,406
Total Tax Credits on Temporary Differences		18,340,687	24,763,205	(12,614,229)	30,489,663
Tax Loss Carryforwards (5)		658,417	-	(658,417)	-
Social Contribution Tax - Executive Act 2,158/2001		641,213	-	-	641,213
Balance of Recorded Tax Credits		19,640,317	24,763,205	(13,272,646)	31,130,876
Current		5,708,490			8,063,063
Long-term		13,931,827			23,067,813

					Bank
		12/31/2013	Recognition	Realization	12/31/2014
Allowance for Loan Losses		6,160,494	3,362,821	(2,201,638)	7,321,677
Reserve for Legal and Administrative Proceedings - Civil		566,901	205,112	(50,767)	721,246
Reserve for Tax Risks and Legal Obligations		3,435,057	832,111	(41,792)	4,225,376
Reserve for Legal and Administrative Proceedings - Labor		705,313	56,918	(57,985)	704,246
Adjustment to Fair Value of Trading Securities and Derivatives (1)		998,804	584,322	-	1,583,126
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)		541,062	-	(219,987)	321,075
Accrual for Pension Plan (2)		959,033	341,888	-	1,300,921
Profit Sharing, Bonuses and Personnel Gratuities		256,870	376,058	(364,195)	268,733
Other Temporary Provisions (3)		2,302,249	-	(407,962)	1,894,287
Total Tax Credits on Temporary Differences		15,925,783	5,759,230	(3,344,326)	18,340,687
Tax Loss Carryforwards		772,076	-	(113,659)	658,417
Social Contribution Tax - Executive Act 2,158/2001		683,581	-	(42,368)	641,213
Balance of Recorded Tax Credits		17,381,440	5,759,230	(3,500,353)	19,640,317
Current		4,711,337			5,708,490
Long-term		12,670,103			13,931,827

					Consolidated
		Acquisition/
	12/31/2014	Merger (4)	Recognition	Realization	12/31/2015
Allowance for Loan Losses	8,029,815	1,758	6,328,031	(2,346,593)	12,013,011
Reserve for Legal and Administrative Proceedings - Civil	786,921	-	150,832	(90,209)	847,544
Reserve for Tax Risks and Legal Obligations	4,974,728	(451)	1,357,701	(3,831,391)	2,500,587
Reserve for Legal and Administrative Proceedings - Labor	731,247	-	378,865	(201,102)	909,010
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,583,691	-	14,352,901	(5,929,622)	10,006,970
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	359,008	8	2,250,688	(22)	2,609,682
Accrual for Pension Plan (2)	1,310,410	-	-	(436,063)	874,347
Profit Sharing, Bonuses and Personnel Gratuities	288,939	(1,310)	595,066	(483,337)	399,358
Other Temporary Provisions (3)	2,024,410	(939)	658,521	(46,472)	2,635,520
Total Tax Credits on Temporary Differences	20,089,169	(934)	26,072,605	(13,364,811)	32,796,029
Tax Loss Carryforwards (5)	1,227,845	-	72,871	(763,679)	537,037
Social Contribution Tax - Executive Act 2,158/2001	655,359	-	-	-	655,359
Balance of Recorded Tax Credits	21,972,373	(934)	26,145,476	(14,128,490)	33,988,425
Current	6,324,664				8,786,456
Long-term	15,647,709				25,201,969

						Consolidated
			Acquisition/
		12/31/2013	Merger (4)	Recognition	Realization	12/31/2014
Allowance for Loan Losses		7,022,251	6,504	3,873,712	(2,872,652)	8,029,815
Reserve for Legal and Administrative Proceedings - Civil		628,725	165	218,024	(59,993)	786,921
Reserve for Tax Risks and Legal Obligations		4,088,360	-	984,780	(98,412)	4,974,728
Reserve for Legal and Administrative Proceedings - Labor		732,274	318	64,134	(65,479)	731,247
Amortized Goodwill		7,455	-	-	(7,455)	-
Adjustment to Fair Value of Trading Securities and Derivatives (1)		999,372	-	584,378	(59)	1,583,691
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)		586,916	-	100	(228,008)	359,008
Accrual for Pension Plan (2)		969,897	-	342,750	(2,237)	1,310,410
Profit Sharing, Bonuses and Personnel Gratuities		272,217	2,256	397,929	(383,463)	288,939
Other Temporary Provisions (3)		2,401,022	51,662	20,045	(448,319)	2,024,410
Total Tax Credits on Temporary Differences		17,708,489	60,905	6,485,852	(4,166,077)	20,089,169
Tax Loss Carryforwards		1,553,393	55,291	26,621	(407,460)	1,227,845
Social Contribution Tax - Executive Act 2,158/2001		697,727	-	-	(42,368)	655,359
Balance of Recorded Tax Credits		19,959,609	116,196	6,512,473	(4,615,905)	21,972,373
Current		5,476,303				6,324,664
Long-term		14,483,306				15,647,709

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.
(2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned Note 3.n.
(3) Composed mainly by administrative provisions nature, collective agreements and escrow deposits.
(4) Acquisition and merger of companies (Note 15).
(5) Provision for loss (Note 3.s).

Banco Santander has tax credits not activated in the amount of R$1,340,072 (12/31/2014 - R$133,482) and in Consolidated in the amount of R$1,438,349 (12/31/2014 - R$272,144).

b) Expected Realization of Recorded Tax Credits

						Bank
						12/31/2015
			Temporary Differences			Total
Year		IRPJ	CSLL	PIS/Cofins	CSLL 18%	Recorded
2016		4,332,918	3,442,827	279,173	8,145	8,063,063
2017		3,970,963	3,134,577	309,459	-	7,414,999
2018		4,813,824	3,699,901	247,916	-	8,761,641
2019		1,572,923	998,704	218,733	90,167	2,880,527
2020		1,368,070	882,836	183,680	109,368	2,543,954
2021 to 2023		367,862	231,490	-	433,533	1,032,885
2024 to 2025		230,805	203,002	-	-	433,807
Total		16,657,365	12,593,337	1,238,961	641,213	31,130,876

						Consolidated
						12/31/2015
	Temporary Differences			Tax Loss		Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Recorded
2016	4,619,432	3,669,877	286,240	188,616	22,291	8,786,456
2017	4,269,278	3,378,489	316,525	85,670	-	8,049,962
2018	5,453,349	4,148,017	250,433	40,175	-	9,891,974
2019	1,599,080	1,016,759	221,251	78,743	90,167	3,006,000
2020	1,405,755	908,001	186,198	33,061	109,368	2,642,383
2021 to 2023	381,614	240,030	-	108,772	433,533	1,163,949
2024 to 2025	237,708	207,993	-	2,000	-	447,701
Total	17,966,216	13,569,166	1,260,647	537,037	655,359	33,988,425

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The present value of recorded tax credits is R$25,698,102 (12/31/2014 - R$16,437,121) Bank and R$27,995,682 (12/31/2014 - R$18,377,274) Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative CSLL bases, Social Contribution tax at the rate of 18% (Provisional Act 2,158/2001) and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Others

		Bank		Consolidated
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Notes and Credits Receivable (Note 8.a)
Credit Cards	14,912,110	14,052,038	14,945,844	14,052,038
Receivables	15,547,177	14,024,849	17,805,112	16,125,589
Rural Product (CPR)	175,258	152,419	175,258	152,419
Escrow Deposits for
Tax Claims	4,654,395	3,289,830	6,618,394	5,090,548
Labor Claims	1,619,546	1,641,560	1,672,187	1,683,700
Others	950,784	591,083	1,336,112	939,005
Contract Guarantees - Former Controlling Stockholders (Note 23.i)	702,758	692,663	789,973	778,910
Recoverable Taxes	2,281,218	2,026,635	2,831,148	2,993,776
Receivables - Buyer Services	11,788,451	9,375,984	11,788,451	9,375,984
Reimbursable Payments	157,099	148,836	163,820	154,232
Salary Advances/Others	70,033	60,742	99,794	74,317
Debtors for Purchase of Assets (Note 8.a)	72,213	92,778	73,328	94,974
Receivable from Affiliates (Note 26.e)	756,216	630,648	753,767	616,488
Employee Benefit Plan (Note 35)	-	557	-	557
Others	1,118,887	2,233,728	1,859,132	2,639,449
Total	54,806,145	49,014,350	60,912,320	54,771,986
Current	38,919,702	36,043,378	42,030,853	38,698,530
Long-term	15,886,443	12,970,972	18,881,467	16,073,456

13. Non-Current Assets Held for Sale

On September 30, 2014 based on the sale plan, investments in Wind Energy entities were transferred for this heading (Note 15), whose current condition is highly likely; as approved by the Directors of Banco Santander, in compliance with required by CPC 31. On March 23, 2015, Santander Participações S.A. (Santander Participações) sold its entire stake in Santos Energy Participações S.A. (Santos Energia) to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$127,012. On the same date, Santander Participações sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. and Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$120,000 (Note 37.h). On December 31, 2015, the total of non-current assets held for sale is R$488,583 (12/31/2014 - R$397,029) and the values of liabilities directly associated with non-current assets held for sale are R$1,197 (12/31/2014 - R$43,869).

14. Dependence Information and Foreign Subsidiary

Branch:

The Grand Cayman Agency is a branch of Banco Santander, and is not a legal company incorporated separately. The Power operates in the Cayman Islands under the Category "B" banking license. In the normal course of business, the branch has significant transactions with the parent and its affiliates. All transactions are made and recorded under the direction of Head Office in which the branch is economically dependent.

The Grand Cayman branch is licensed by the Law of Banks and Trust Companies, or "Law of Banks and Trust Companies" as a Bank of Category "B" and is duly registered as a Foreign Company by the Officer Societies Registration in Grand Cayman in the Cayman Islands. The branch therefore is duly authorized to perform banking business in the Cayman Islands and are currently involved in the funding business in the banking market and the international capital to provide credit lines to us, which are then extended to our customers for financing working capital and foreign trade. Its also receives foreign currency deposits of corporate clients and individuals and grants credit to brazilian and foreign clients, mainly to support trade with Brazil.

Subsidiary:

Banco Santander has a independent subsidiary in Spain, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander Brasil EFC), to complement the foreign trade strategy for corporate clients - large brazilian companies and their operations abroad - and offer products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include:

	Grand Cayman Branch			Santander Brasil EFC
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Assets	98,673,203	66,016,440	4,368,077	3,221,779
Current and Long-term Assets	98,673,182	66,016,413	4,367,630	3,220,756
Cash	462,232	404,764	1,622,751	158,184
Interbank Investments (5)	18,918,580	4,008,957	-	-
Securities and Derivatives Financial Instruments	38,475,623	27,336,122	789,572	60,899
Lending Operations (1)	32,655,152	26,761,027	1,713,434	2,763,744
Foreign Exchange Portfolio	6,428,499	2,840,956	-	-
Others	1,733,096	4,664,587	241,873	237,929
Permanent Assets	21	27	447	1,023
Liabilities	98,673,203	66,016,440	4,368,077	3,221,779
Current and Long-term Liabilities	56,293,137	43,855,433	1,038,284	705,836
Deposits and Money Market Funding	10,074,180	9,367,993	-	-
Funds from Acceptance and Issuance of Securities	12,981,206	11,756,311	-	-
Borrowings (2)	23,744,735	17,709,059	-	387,244
Foreign Exchange Portfolio	6,467,055	2,684,895	-	-
Others	3,025,961	2,337,175	1,038,284	318,592
Deferred Income	491	627	20,997	14,271
Stockholders' Equity (3) (4) (5)	42,379,575	22,160,380	3,308,796	2,501,672
Result of Exercise	1,029,851	686,671	7,289	62,895

(1) Refers mainly to export financing operations.
(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.
(3) In the first quarter of 2014, the Grand Cayman Branch paid the amount of R$584,250 through dividends to Banco Santander.

(4) According of the Executive Board of Banco Santander held on September 1, 2014, was approved the allocation of additional resources to the Agency Grand Cayman, in the amount of US$4,000,000, and the capital highlighted the Agency of US$7,114,267 to US$11,114,267 of this amount US$1,000,000 were held on 30 December 2014 and the balance US$3,000,000 were carried out in the 5th, 6th and 7th of January 2015. The allocation of these additional resources was approved by the Bacen on November 3, 2014.

(5) At a meeting of the Executive Board of Banco Santander on August, 31 2015, was approved the repatriation of funds of Grand Cayman Agency to be considered excessive to maintain its activities, in the amount of US$1,000,000, and the capital stock highlighted of the aforementioned Agency from US$11,114,267 to US$10,114,267.

15. Investments in Affiliates and Subsidiaries

					12/31/2015
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	11,043,796	-	78.57%	99.99%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,184	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
CFI RCI Brasil	Financial	1	1	39.89%	39.89%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	14,067,673	14,067,673	99.99%	100.00%
Santander Microcrédito Assessoria Financeira S.A (Santander Microcrédito)	Microcredit	43,129,918	-	100.00%	100.00%
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory)	Other Activities	1,323	-	96.52%	96.52%
Santander Participações (7)	Holding	4,597	-	100.00%	100.00%
Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Getnet S.A.) (13) (15)	Other Activities	61,565	-	88.50%	88.50%
Sancap Investimentos e Participações S.A. (Sancap) (19)	Holding	12,728,211	-	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)	Insurance Broker	174,360,451	-	60.65%	60.65%
Mantiq Investimentos Ltda. (Mantiq)	Other Activities	4,800	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%
Atual Companhia Securitizadora de Créditos Financeiros (11)	Securitization	-	-	100.00%	100.00%
Controlled by CFI RCI Brasil
Banco RCI Brasil S.A. (Current Corporate Name of Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing))(16)	Bank	163	81	-	100.00%

					12/31/2015
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Aymoré CFI (8) (10)
Super Pagamentos e Administração de Meios Eletrônicos S.A. (Super) (8)	Other Activities	20,000	-	-	50.00%
Banco Bonsucesso Consignado S.A. (Banco Bonsucesso Consignado) (10)	Bank	210,000	-	-	60.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence Previdência S.A. (Evidence) (4)	Private Pension	12,591,172	-	-	100.00%
Controlled by Santander Serviços
Webcasas S.A.	Other Activities	24,500	-	-	100.00%
Controlled by Webmotors S.A. (2) (12)
Virtual Motors Páginas Eletrônicas Ltda. - ME (Virtual Motors) (9)	Other Activities	1	-	-	100.00%
Jointly Controlled Companies by Banco Santander
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (1)	Securitization	9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (1)	Other Activities	3,859	2,953	11.11%	11.11%
Campo Grande Empreendimentos	Other Activities	255	-	25.32%	25.32%
Jointly Controlled Companies by Santander Serviços
Webmotors S.A. (2) (12)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan) (6)	Other Activities	743,944	-	-	19.81%
Controlled by Getnet S.A (13) (15)
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	3,865	-	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)	Other Activities	1,276	-	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	6,050	-	-	100.00%
Izettle do Brasil S.A.	Other Activities	5,300	-	-	50.00%
Controlled by TecBan (6)
Tbnet Comércio Locação e Administração Ltda. (Tbnet) (17)	Other Activities	37,387	-	-	100.00%
Controlled by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbfort)	Other Activities	7,817	-	-	100.00%
Controlled by Banco Bonsucesso Consignado (10)
BPV Promotoda de Vendas e Cobrança Ltda. (10)	Other Activities	6,950	-	-	100.00%
Bonsucesso Tecnologia Ltda. (Current Corporate Name of BSI Informática Ltda.) (10)(18)	Other Activities	450	-	-	100.00%
Affiliate
Norchem Holdings e Negócios S.A. (Norchem Holdings)	Other Activities	1,679	-	21.75%	21.75%

	Adjusted	Net Income (Loss)
	Stockholders'	Adjusted	Investments Value			Equity Accounting Results
	Equity	01/01 to			01/01 to	01/01 to
	12/31/2015	12/31/2015	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Controlled by Banco Santander
Santander Leasing	5,433,218	498,028	4,269,099	4,134,503	391,320	362,193
Santander Brasil Consórcio	169,816	22,902	169,816	146,914	22,902	19,876
Banco Bandepe	3,195,872	255,300	3,195,872	2,958,836	255,300	48,724
Aymoré CFI	1,801,193	661,404	1,801,193	1,296,864	661,404	318,018
CFI RCI Brasil	1,351,391	238,026	539,083	505,566	94,951	81,834
Santander Securities Services Brasil DTVM S.A. (14)	-	105,288	-	869,700	105,288	18,794
Santander CCVM	485,913	101,610	485,913	402,277	101,610	58,410
Santander Microcrédito	23,834	1,740	23,834	22,111	1,740	726
Santander Brasil Advisory	14,491	1,405	13,976	12,958	1,356	658
Santander Participações (7)	1,398,518	(426,130)	1,398,518	1,754,462	(503,594)	83,665
Getnet S.A. (13) (15)	1,532,855	312,450	1,178,586	1,149,896	143,132	74,970
Sancap (19)	336,013	150,746	336,013	313,254	150,746	97,178
Santander Serviços	602,085	27,598	363,989	345,416	14,938	61,941
Mantiq	7,596	3,222	7,596	10,708	3,222	4,945
Santos Energia (5)	-	-	-	-	-	(3,935)
Santander Brasil EFC	3,308,796	7,289	3,308,796	2,501,672	7,289	62,895
Controlled by CFI RCI Brasil
Banco RCI Brasil S.A. (Current Corporate Name of RCI Brasil Leasing)(16)	814,318	100,822	-	-	-	-
Controlled by Aymoré CFI (8) (10)
Super (8)	29,327	(4,757)	-	-	-	-
Banco Bonsucesso Consignado (10)	612,536	17,371	-	-	-	-
Controlled by Sancap
Santander Capitalização	55,549	105,771	-	-	-	-
Evidence (4)	300,223	49,579	-	-	-	-
Controlled by Santander Serviços
Webcasas S.A.	21,990	1,488	-	-	-	-

	Adjusted	Net Income (Loss)
	Stockholders'	Adjusted	Investments Value			Equity Accounting Results
	Equity	01/01 to			01/01 to	01/01 to
	12/31/2015	12/31/2015	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Controlled by Webmotors S.A. (2) (12)
Virtual Motors (9)	699	690	-	-	-	-
Jointly Controlled Companies by Banco Santander
Cibrasec (1)	75,719	5,999	10,325	10,236	818	838
Norchem Participações	47,331	3,953	23,665	23,739	1,977	4,434
EBP (1)	60,271	(13,869)	6,697	8,241	(1,544)	(2,768)
Jointly Controlled Companies by Santander Serviços
Webmotors S.A. (2) (12)	247,797	33,420	-	-	-	-
TecBan (6)	375,074	37,141	-	-	-	-
Controlled by Getnet S.A. (13) (15)
Auttar HUT	10,320	2,647	-	-	-	-
Integry Tecnologia	(98)	(131)	-	-	-	-
Toque Fale	971	931	-	-	-	-
Izetlle do Brasil S.A.	(5,537)	(2,436)	-	-	-	-
Controlled by TecBan (6)
Tbnet (17)	13,637	(17,309)	-	-	-	-
Controlled by Tebnet
Tbforte	(13,787)	(16,801)	-	-	-	-
Controlled by Banco Bonsucesso Consignado (10)
BPV Promotoda de Vendas e Cobrança Ltda. (10)	10,253	843	-	-	-	-
Bonsucesso Tecnologia Ltda. (Current Corporate Name of BSI Informática Ltda.) (10)(18)	10,042	9,206	-	-	-	-
Affiliate
Norchem Holdings	89,670	6,902	19,503	19,416	1,501	2,959
BW Guirapá I S.A. (3)	-	-	-	-	-	(7,165)
Others	-	-	237	270	(1,104)	1,955
Total Bank			17,152,711	16,487,039	1,453,252	1,291,145
Affiliate
Norchem Holdings	89,670	6,902	19,503	19,416	1,501	2,959
Others (20)	-	-	32,244	256	4	(410)
Total Consolidated			51,747	19,672	1,505	2,549

(1) Although the participations was less than 20%, the Bank exercises control over the entity together with other major stockholders' through a stockholders' agreement where no business decision can be taken by a single shareholder.

(2) Although participation exceeds 50%, in accordance with the shareholders' agreement, the control is shared by Santander Serviços and Carsales.com. Investments PTY LTD (Carsales).

(3) In September 2014, the joint control held on BW Guirapá I S.A. and their wind energy companies by Banco Santander were transferred to Santander Participações and reclassified to non-current assets held for sale, as mentioned in Note 13.

(4) On January, 29th, 2015 was approved by Susep the transfer of Fund Portfolio Guarantee Benefit (FPGB) of Zurich Santander Brasil Seguros e Previdência S.A. to Evidence. On February, 2nd, 2015 the assets and reserves of the said Portfolio were transferred to be managed by Evidence. At the Extraordinary Shareholders' Meeting held on December, 23rd, 2015 was approved the increase in share capital by Sancap in the amount of R$65,000 from the current R$185,000 to R$250,000 through the issue of 3,653,145,728 new shares, from 8,938,026,072 stocks to 12,591,171,800 all common shares with no par value.

(5) In September 2014, the investment held on Santos Energia and their wind energy companies by Santander Participações were reclassified to non-current assets held for sale, which were sold in March 2015 as mentioned in Note 13.

(6) In November 2014, Santander Serviços sold 1.16% of its investment in this Company.

(7) At the ESM held on January 7, 2015 was approved the increase of capital amounting to R$149,000; and the capital of R$1,551,000 to R$1,700,000 through the issuance of 360,348 new common shares subscribed and paid by Banco Santander in local currency.

(8) Investment acquired on December 12, 2014 (Note 37.b). The ESM of December 15, 2014, was approved the capital reduction of Super in order to fit the value of effectively paid amounts, which goes from R$51,128 to R$49,451, the reduction in the amount of R$1,677, without cancellation of shares, and no refund of any amounts to shareholders, subject to the provisions of applicable law.

(9) Investment acquired on December 10, 2014 (Note 37.h).
(10) Investment Banco Bonsucesso Consignado acquired on February 10,2015 and other Companies acquired indirectly by the acquisition of Banco Bonsucesso Consignado (Note 37.d).
(11)The capital of the Company is R$100.00 composed of one hundred (100) common shares with no par value.
(12) The Idea Produções e Design Ltda - ME and KM Locanet Ltda - ME (Compre Auto) merged into Webmotors S.A. on April 30, 2015 (Note 37.h).
(13) Go Pay Comércio e Serviçoes e Tecnologia da Informação Ltda. merged into Getnet S.A. on April 30, 2015 (Note 37.h).
(14) Investment sold in August, 2015 (Note 37.g).
(15) Because the end of its duration term, Pos Movil was dissolved as published note in the Diário Oficial De La Republica de Chile on August, 21, 2015.

(16) At the ESM held on July, 21st, 2015 was approved the Company's transformation into a multiple bank, with investment portfolios, leasing and credit, financing and investment and also the change of company name of Companhia de Arrendamento Mercantil RCI Brasil to Banco RCI Brasil S.A. This process was approved by the Central Bank of Brazil on October, 28th, 2015.

(17) In Partnership Meeting held on October, 5th, 2015 was approved the increase in the share capital in the amount of R$26,231 from the current R$11,156 to R$37,387 through the issue of 26,231 thousand of quotes, in the anominal value of R$1.00 (one Real) each one, whose increase was paid on the same date in currency of the country.

(18) In Partnership Meeting held on October August, 6th, 2015 was approved the change of company name of BSI Informática Ltda. to Bonsucesso Tecnologia Ltda.

(19) The EGM of December 23, 2015 was approved an increase in capital of R$65,000 and the capital from the current R$135,089 to R$200,089, through the issuance of 1,477,036,526 new common shares, from 11,251,174,951 shares to 12,728,211,477 common shares, the new shares were fully subscribed and paid in local currency by the Banco Santander.

(20) In December 2015, includes the net amount of amortization of R$31,988 related to the conclusion of the study of the Purchase Price Allocation (PPA) on the acquisition of Bonsucesso by Aymoré CFI.

16. Fixed Assets

				Bank
			12/31/2015	12/31/2014
	Cost	Depreciation	Net	Net
Real Estate	2,541,302	(587,338)	1,953,964	2,014,388
Land	664,289	-	664,289	665,163
Buildings	1,877,013	(587,338)	1,289,675	1,349,225
Others Fixed Assets	10,566,480	(6,054,131)	4,512,349	4,500,242
Installations, Furniture and Equipment	2,730,033	(1,334,880)	1,395,153	1,346,539
Data Processing Equipment	3,089,954	(2,177,300)	912,654	742,357
Leasehold Improvements	3,607,854	(1,884,324)	1,723,530	1,614,524
Security and Communication Equipment	673,635	(399,681)	273,954	221,338
Others	465,004	(257,946)	207,058	575,484
Total	13,107,782	(6,641,469)	6,466,313	6,514,630

				Consolidated
			12/31/2015	12/31/2014
	Cost	Depreciation	Net	Net
Real Estate	2,648,353	(595,806)	2,052,547	2,102,109
Land	697,579	-	697,579	666,638
Buildings	1,950,774	(595,806)	1,354,968	1,435,471
Others Fixed Assets	11,723,760	(6,790,057)	4,933,703	4,820,711
Installations, Furniture and Equipment	2,905,315	(1,399,535)	1,505,780	1,378,768
Data Processing Equipment	3,384,178	(2,331,161)	1,053,017	852,903
Leasehold Improvements	3,671,006	(1,917,348)	1,753,658	1,638,656
Security and Communication Equipment	1,238,442	(877,195)	361,247	341,170
Others	524,819	(264,818)	260,001	609,214
Total	14,372,113	(7,385,863)	6,986,250	6,922,820

17. Intangibles

				Bank
			12/31/2015	12/31/2014
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,120,037	(23,129,470)	2,990,567	5,631,049
Other Intangible Assets	7,321,258	(4,918,275)	2,402,983	3,249,090
Acquisition and Development of Software (2)	4,732,190	(3,432,272)	1,299,918	1,862,728
Exclusivity Contracts for Provision of Banking Services (2)	2,435,405	(1,468,646)	966,759	1,277,166
Others	153,663	(17,357)	136,306	109,196
Total	33,441,295	(28,047,745)	5,393,550	8,880,139

				Consolidated
			12/31/2015	12/31/2014
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies (1)	27,490,243	(23,478,029)	4,012,214	6,867,451
Other Intangible Assets	7,750,690	(5,171,431)	2,579,259	3,397,904
Acquisition and Development of Software (2)	5,145,506	(3,675,079)	1,470,427	2,008,275
Exclusivity Contracts for Provision of Banking Services (2)	2,435,405	(1,468,646)	966,759	1,277,166
Others	169,779	(27,706)	142,073	112,463
Total	35,240,933	(28,649,460)	6,591,473	10,265,355

(1) Includes net amount to R$1,054,273 (12/31/2014 - R$1,054,273) from goodwill determined by Getnet S.A. at the acquisition of all the shares issued by Getnet Technology Capture and Processing Transactions H.U.A.H. S.A. (Getnet H.U.A.H. S.A.) in July 31, 2014 (Note 37.c).

(2) In 2015, in the Bank and Consolidated, includes impairment losses of assets. (Note 32).

Goodwill is measured annually, or whenever there is any indication that the asset may be impaired. We record our goodwill according to our operating segments.

Value in use is used as the base to evaluate goodwill with the impairment test. For this purpose, we estimate cash flow for a period of 5 years.We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in differing outcomes. The estimate of cash flows is based on assessment valuations prepared by independent research company, annually, which is reviewed and approved by the Executive Board.

Based on the assumptions described above, has not identified any impairment of goodwill.

					Commercial Bank
					2015	2014
Main Assumptions:
Basis of Valuation					Value in Use: Cash Flows
Period of the Projections of Cash Flows (1)					5 Years	5 Years
Growth Rate					7.5%	7.0%
Discount Rate (2)					15.2%	14.4%

(1) The projections of cash flow are prepared using internal budget and growth plans of the administration, based on historical data, market expectations and conditions such as industry growth, interest hate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM).

18. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					12/31/2015	12/31/2014
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	15,775,566	-	-	-	15,775,566	16,126,771
Savings Deposits	35,984,837	-	-	-	35,984,837	37,938,936
Interbank Deposits	-	7,702,875	51,905,675	2,301,113	61,909,663	18,848,028
Time Deposits	242,276	25,023,615	15,709,871	46,457,425	87,433,187	86,132,463
Total	52,002,679	32,726,490	67,615,546	48,758,538	201,103,253	159,046,198
Current					152,344,715	107,640,787
Long-term					48,758,538	51,405,411

						Consolidated
					12/31/2015	12/31/2014
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	15,698,171	-	-	-	15,698,171	16,049,202
Savings Deposits	35,984,837	-	-	-	35,984,837	37,938,936
Interbank Deposits	-	2,406,655	725,784	542,833	3,675,272	3,776,431
Time Deposits	242,276	25,023,615	15,603,344	45,658,497	86,527,732	85,867,398
Total	51,925,284	27,430,270	16,329,128	46,201,330	141,886,012	143,631,967
Current					95,684,682	92,206,481
Long-term					46,201,330	51,425,486

b) Money Market Funding

						Bank
					12/31/2015	12/31/2014
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		60,640,993	25,032,424	31,282,876	116,956,293	123,498,740
Government Securities		48,799,950	42,374	-	48,842,324	71,764,464
Others		11,841,043	24,990,050	31,282,876	68,113,969	51,734,276
Third Parties		10,827,806	-	-	10,827,806	11,851,434
Linked to Trading Portfolio Operations		-	2,864,432	17,050,201	19,914,633	11,196,524
Total		71,468,799	27,896,856	48,333,077	147,698,732	146,546,698
Current					99,365,655	105,431,390
Long-term					48,333,077	41,115,308

					Consolidated
				12/31/2015	12/31/2014
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	51,683,280	21,252,236	31,282,476	104,217,992	87,304,790
Government Securities	39,842,237	42,374	-	39,884,611	37,602,913
Debt Securities in Issue	8,405,192	19,972,944	30,600,751	58,978,887	44,761,446
Others	3,435,851	1,236,918	681,725	5,354,494	4,940,431
Third Parties	10,827,806	-	-	10,827,806	11,851,434
Linked to Trading Portfolio Operations	-	2,864,432	17,050,201	19,914,633	11,196,524
Total	62,511,086	24,116,668	48,332,677	134,960,431	110,352,748
Current				86,627,754	69,587,062
Long-term				48,332,677	40,765,686

c) Funds from Acceptance and Issuance of Securities

					Bank
				12/31/2015	12/31/2014
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	9,264,293	25,677,056	46,226,988	81,168,337	58,570,548
Real Estate Credit Notes - LCI (1)	7,396,032	15,325,951	1,073,339	23,795,322	22,669,332
Agribusiness Credit Notes - LCA (2)	1,149,013	905,999	41,604	2,096,616	1,902,783
Treasury Bills (3)	719,248	9,445,106	45,112,045	55,276,399	33,998,433
Securities Issued Abroad	7,046,137	1,432,244	4,993,915	13,472,296	11,795,624
Eurobonds	7,046,137	1,432,244	4,993,915	13,472,296	11,795,624
Funding by Structured Operations Certificates	166,550	615,110	3,292	784,952	264,101
Total	16,476,980	27,724,410	51,224,195	95,425,585	70,630,273
Current				44,201,390	44,771,208
Long-term				51,224,195	25,859,065

					Consolidated
				12/31/2015	12/31/2014
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances	339,024	165,554	479,684	984,262	998,861
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes	9,306,455	27,743,881	47,556,268	84,606,604	61,892,983
Real Estate Credit Notes - LCI (1)	7,396,032	15,326,594	1,073,583	23,796,209	22,671,073
Agribusiness Credit Notes - LCA (2)	1,149,013	905,999	41,604	2,096,616	1,902,783
Treasury Bills (3)	761,410	11,511,288	46,441,081	58,713,779	37,319,127
Securities Issued Abroad	7,046,137	1,432,244	4,993,915	13,472,296	11,795,624
Eurobonds	7,046,137	1,432,244	4,993,915	13,472,296	11,795,624
Funding by Structured Operations Certificates	166,550	615,110	3,292	784,952	264,101
Total	16,858,166	29,956,789	53,033,159	99,848,114	74,951,569
Current				46,814,955	46,317,189
Long-term				53,033,159	28,634,380

(1) Real Estate Credit Notes are fixed income securities are by mortgages and mortgage-backed securities or liens on property. On December 31, 2015, has maturities between 2016 to 2020 (12/31/2014 - maturities between 2015 to 2020).

(2) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed between 90.0% to 98.0% of CDI. On December 31, 2015, has maturities between 2016 to 2018 (12/31/2014 - maturities between 2015 to 2016).

(3) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On December 31, 2015, has maturities between 2016 to 2025 (12/31/2014 - maturities between 2015 to 2025).

						Bank/Consolidated
					12/31/2015	12/31/2014
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
Eurobonds	February and September-12	February-17	US$	4.6%	5,025,982	3,575,617
Eurobonds	January and June-11	January-16	US$	4.3%	3,268,431	2,256,237
Eurobonds (2)	March and May-13	March-16	R$	8.0%	1,255,841	1,258,363
Eurobonds (2)	April-12	April-16	CHF	3.3%	603,889	412,596
Eurobonds (2)	April-12	April-16	CLP	4.6%	135,388	101,264
Eurobonds (2)	September-14	September-16	JPY	1.8%	35,743	24,480
Eurobonds	March-13	April-18	US$	4.5% to 8.4% (1)	-	892,090
Eurobonds (2)	June-13	June-15	CHF	1.1%	-	339,686
Eurobonds	April and November-10	April-15	US$	4.5%	-	2,173,398
Eurobonds (2)	March-13	March-15	CHF	1.7%	-	187,974
Eurobonds	December-15	July-16	US$	2.7%	195,254	-
Eurobonds	December-15	June-16	EUR	1.0%	170,053	-
Eurobonds	June-15	January-16	US$	1.1%	173,487	-
Eurobonds	July-15	January-16	US$	1.1%	839,956	-
Eurobonds	August-15	February-16	US$	1.2%	510,082	-
Eurobonds	August-15	February-16	US$	1.1%	291,345	-
Others					966,845	573,919
Total					13,472,296	11,795,624

(1) The transaction was settled early in the first quarter of 2015.

(2) Includes R$1,995,118 (12/31/2014 - R$1,960,197) in cash flow hedge operations, being R$1,255,841 (12/31/2014 - R$1,258,363) indexed in Real, R$603,889 (12/31/2014 - R$600,570) indexed on foreign currency - Swiss Franc and R$135,388 (12/31/2014 - R$101,264) in Chilean Peso (Note 6.b.V.b); and R$35,743 (12/31/2014 - R$364,166) for market risk hedge operations, being R$35,743 (12/31/2014 - R$24,480) indexed to foreing currency - YEN and December 31, 2014 amount of R$339,686 indexed to foreign currency - Swiss Franc (Note 6.b.V.a).

d) Money Market Funding Expenses

				Bank		Consolidated
			01/01 to	01/01 to	01/01 to	01/01 to
			12/31/2015	12/31/2014	12/31/2015	12/31/2014
Time Deposits (1)			16,056,205	9,609,346	16,025,894	9,564,705
Savings Deposits			2,745,514	2,386,003	2,745,514	2,386,003
Interbank Deposits			4,230,068	2,012,412	402,769	386,675
Money Market Funding			18,833,392	15,133,189	15,562,251	11,987,695
Upgrade and Insurance Provisions Interest and Pension Plans and Capitalization			-	-	121,833	111,681
Others (2)			13,918,572	7,912,265	14,502,923	8,365,655
Total			55,783,751	37,053,215	49,361,184	32,802,414

(1) In the Bank and Consolidate, includes the record of interest in the amount of R$503,290 (2014 - R$435,473) related to the issuance of the Debt Instrument Eligible Tier II Capital (Note 21).
(2) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

						Bank
					12/31/2015	12/31/2014
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Domestic Borrowings		2,271	2,062	-	4,333	27,090
Foreign Borrowings		13,097,858	20,276,700	3,308,742	36,683,300	24,205,319
Import and Export Financing Lines		12,207,527	20,276,700	3,308,742	35,792,969	23,403,386
Other Credit Lines		890,331	-	-	890,331	801,933
Domestic Onlendings		1,303,765	3,833,318	11,125,808	16,262,891	15,613,513
Total		14,403,894	24,112,080	14,434,550	52,950,524	39,845,922
Current					38,515,974	27,922,582
Long-term					14,434,550	11,923,340

					Consolidated
				12/31/2015	12/31/2014
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	2,271	76,646	-	78,917	123,274
Foreign Borrowings	13,097,858	20,276,912	3,308,742	36,683,512	24,320,556
Import and Export Financing Lines	12,207,527	20,276,912	3,308,742	35,793,181	23,518,624
Other Credit Lines	890,331	-	-	890,331	801,932
Domestic Onlendings	1,303,765	3,833,318	11,125,808	16,262,891	15,613,513
Total	14,403,894	24,186,876	14,434,550	53,025,320	40,057,343
Current				38,590,770	28,134,003
Long-term				14,434,550	11,923,340

Bank and Consolidated, export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2019 (12/31/2014 - through 2018) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.3% p.a. to 7.4% p.a. (12/31/2014 - 0.6% p.a. to 9.0% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

19. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

			Bank		Consolidated
		12/31/2015	12/31/2014	12/31/2015	12/31/2014
Provision for Tax Risks and Legal Obligations (Note 23.b)		4,475,644	11,383,052	6,973,763	14,205,897
Reserve for Tax Contingencies - Responsibility of Former Controlling (Note 23.i)		698,622	687,057	785,837	773,304
Deferred Tax Liabilities		1,092,959	1,190,304	1,642,819	1,802,416
Provision for Taxes and Contributions on Income		-	-	104,667	39,246
Taxes Payable		722,182	429,719	1,037,020	610,352
Total		6,989,407	13,690,132	10,544,106	17,431,215
Current		2,120,847	1,072,012	2,724,378	1,591,511
Long-term		4,868,560	12,618,120	7,819,728	15,839,704

a) Nature and Origin of Deferred Tax Liabilities

					Bank
		12/31/2014	Recognition	Realization	12/31/2015
Adjustment to Fair Value of Trading Securities and Derivatives (1)		900,251	99,046	(160)	999,137
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		263,742	-	(202,472)	61,270
Excess Depreciation of Leased Assets		7,864	-	(676)	7,188
Others		18,447	6,917	-	25,364
Total		1,190,304	105,963	(203,308)	1,092,959

					Bank
		12/31/2013	Recognition	Realization	12/31/2014
Adjustment to Fair Value of Trading Securities and Derivatives (1)		840,748	59,503	-	900,251
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		94,707	169,035	-	263,742
Excess Depreciation of Leased Assets		19,473	-	(11,609)	7,864
Others		11,140	7,307	-	18,447
Total		966,068	235,845	(11,609)	1,190,304

						Consolidated
			12/31/2014	Recognition	Realization	12/31/2015
Adjustment to Fair Value of Trading Securities and Derivatives (1)			925,433	133,656	(1,160)	1,057,929
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)			267,350	937	(202,547)	65,740
Excess Depreciation of Leased Assets			588,035	-	(102,757)	485,278
Others			21,598	15,351	(3,077)	33,872
Total			1,802,416	149,944	(309,541)	1,642,819

						Consolidated
			12/31/2013	Recognition	Realization	12/31/2014
Adjustment to Fair Value of Trading Securities and Derivatives (1)			855,629	69,811	(7)	925,433
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)			100,124	169,131	(1,905)	267,350
Excess Depreciation of Leased Assets			875,385	6,402	(293,752)	588,035
Others			26,093	32,489	(36,984)	21,598
Total			1,857,231	277,833	(332,648)	1,802,416

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

b) Expected Realization of Deferred Tax Liabilities

						Bank
						12/31/2015
			Temporary Differences
Year			IRPJ	CSLL	PIS/Cofins	Total
2016			273,646	215,793	50,144	539,583
2017			259,451	204,624	50,143	514,218
2018			9,049	4,303	1,298	14,650
2019			6,653	4,303	1,298	12,254
2020			6,653	4,303	1,298	12,254
Total			555,452	433,326	104,181	1,092,959

						Consolidated
						12/31/2015
			Temporary Differences
Year			IRPJ	CSLL	PIS/Cofins	Total
2016			385,167	228,024	53,024	666,215
2017			364,467	216,855	53,023	634,345
2018			70,109	4,746	1,304	76,159
2019			67,250	4,546	1,304	73,100
2020			67,250	4,546	1,304	73,100
2021 to 2023			119,900	-	-	119,900
Total			1,074,143	458,717	109,959	1,642,819

20. Subordinated Debts

Consist of securities issued according to Bacen. Rules, which are used as Tier II Regulatory Capital for calculating operating limits, according to the proportion defined by CMN Resolution 4,192 of March 1, 2013, and the amendments introduced by Resolution 4,278 of October 31, 2013.

						Bank/Consolidated
					12/31/2015	12/31/2014
Subordinated Deposit Certificates	Issuance	Maturity (1)	Amount (Million)	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	June-06	July-16	R$ 1.500	105.0% CDI	4,196,347	3,683,128
Subordinated Deposit Certificates	October-06	September-16	R$ 850	104.5% CDI	2,266,789	1,990,794
Subordinated Deposit Certificates	July-06 to October-06	July-16 and July-18	R$ 447	104.5% CDI	1,230,505	1,080,684
Subordinated Deposit Certificates	May-08	May-15 to May-18	R$ 283	CDI (2)	114,467	114,050
Subordinated Deposit Certificates	May-08 to June-08	May-15 to June-18	R$ 268	IPCA (3)	289,196	425,420
Total					8,097,304	7,294,076
Current					7,685,328	199,123
Long Term					411,976	7,094,953

(1) Subordinated deposit certificates issued with yield paid at the end of the term together with the principal.
(2) Indexed between 100% and 112% of CDI.
(3) Indexed to the IPCA plus interest of 8.3% p.a. to 8.4% p.a.

21. Debt Instruments Eligible to Compose Capital

Details of the balance of Debt Instruments Eligible to Compose Capital for the issuance of equity instruments to compose the Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan (Note 24.f), are as follows:

						Bank/Consolidated
					12/31/2015	12/31/2014
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (3)	Total	Total
Tier I (1)	January - 14	No Maturity (Perpetual)	R$ 3.000	7.375%	4,944,625	3,363,697
Tier II (2)	January - 14	January - 24	R$ 3.000	6.000%	5,017,520	3,412,949
Total					9,962,145	6,776,646
Current					218,009	148,298
Long-term					9,744,136	6,628,348

(1) Interest rate paid quarterly from April 29, 2014.
(2) Interest rate paid semiannually from July 29, 2014.
(3) The effective interest rate, considering the Taxes (IR) made by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

22. Other Payables - Other

				Bank		Consolidated
			12/31/2015	12/31/2014	12/31/2015	12/31/2014
Provision Technical for Insurance and Pension and Capitalization Operations			-	-	1,606,820	1,651,770
Payables for Credit Cards			21,161,942	19,350,521	21,161,945	19,350,528
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 23.b)			4,261,045	3,526,994	4,514,269	3,761,447
Employee Benefit Plans (Note 35)			2,696,653	3,845,722	2,696,653	3,869,728
Payables for Acquisition of Assets and Rights (1)			21,521	489,860	21,521	489,860
Reserve for Legal and Administrative Proceedings -Responsibility of Former Controlling Stockholders (Note 23.i)			4,136	5,606	4,136	5,606
Accrued Liabilities
Personnel Expenses			1,545,400	1,370,962	1,676,134	1,471,725
Administrative Expenses			242,810	369,528	263,383	461,847
Others Payments			62,414	119,419	159,425	195,785
Creditors for Unreleased Funds			573,869	1,072,345	573,869	1,072,345
Provision of Payment Services			357,001	295,015	357,001	295,015
Suppliers			318,148	204,110	847,439	671,311
Others (2)			3,927,127	2,248,474	6,240,518	3,121,842
Total			35,172,066	32,898,556	40,123,113	36,418,809
Current			29,651,285	27,093,845	33,880,803	30,088,854
Long-term			5,520,781	5,804,711	6,242,310	6,329,955

(1) At December 31 2014, refers basically, to export notes loans operations in the amount of R$469,731.
(2) On 2015, in the Consolidated includes the obligation related to the FGB (Note 15).

23. Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

Bank and Consolidated, on December 31, 2015 and 2014, no contingent assets were accounted (Note 3.q).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

				Bank		Consolidated
			12/31/2015	12/31/2014	12/31/2015	12/31/2014
Reserve for Tax Contingencies and Legal Obligations (Note 19)			4,475,644	11,383,052	6,973,763	14,205,897
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 22)			4,261,045	3,526,994	4,514,269	3,761,447
Labor			2,422,387	1,914,476	2,505,553	1,984,590
Civil			1,838,658	1,612,518	2,008,716	1,776,857
Total			8,736,689	14,910,046	11,488,032	17,967,344

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to			01/01 to
			12/31/2015			12/31/2014
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	11,383,052	1,914,476	1,612,518	9,377,201	1,869,394	1,501,962
Recognition Net of Reversal (1) (2)	(6,897,586)	1,260,233	716,872	1,511,233	839,628	687,984
Inflation Adjustment	385,032	262,234	162,461	941,388	223,181	138,832
Write-offs Due to Payment (2) (3)	(365,230)	(1,101,029)	(653,193)	(446,770)	(1,017,727)	(716,260)
Others	(29,624)	86,473	-	-	-	-
Balance at End	4,475,644	2,422,387	1,838,658	11,383,052	1,914,476	1,612,518
Escrow Deposits - Other Receivables	1,701,013	323,878	361,268	979,250	335,309	126,434
Escrow Deposits - Securities	29,479	6,182	5,159	24,135	17,367	7,391
Total Escrow Deposits	1,730,492	330,060	366,427	1,003,385	352,676	133,825

						Consolidated
			01/01 to			01/01 to
			12/31/2015			12/31/2014
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	14,205,897	1,984,590	1,776,857	11,957,132	1,939,796	1,655,716
Recognition Net of Reversal (1) (2)	(6,808,554)	1,301,818	851,342	1,680,755	881,980	830,982
Inflation Adjustment	624,487	274,021	190,656	1,120,861	231,945	153,175
Write-offs Due to Payment (2) (3)	(1,004,503)	(1,142,738)	(810,140)	(552,851)	(1,070,107)	(866,575)
Acquisitions/Merger/Reclassifi- cation of Societary Equity (Note 15)	(13,939)	349	1	-	-	3,508
Others	(29,625)	87,513	-	-	976	51
Balance at End	6,973,763	2,505,553	2,008,716	14,205,897	1,984,590	1,776,857
Escrow Deposits - Other Receivables	3,120,773	328,361	368,596	2,235,631	339,892	131,757
Escrow Deposits - Securities	30,816	6,182	5,166	24,717	17,367	7,391
Total Escrow Deposits	3,151,589	334,543	373,762	2,260,348	357,259	139,148

(1)Tax risks include the constitutions of tax provisions related to judicial and administrative proceedings and legal obligations, recorded tax expenses, other operating income and other operating expenses IR and CSLL.

(2) In 2015, for tax contingencies, including the effects of the reversal of the provision for Cofins and in 2014, including payment for joining the program established by Law 12,996/2014 (Note 23.e).

(3) In 2015, included the amount for anticipations of CSLL that reduces the value of the tax provision due to the questioning of the increase in the CSLL rate imposed by MP 413/2008, converted into Law 11,727 / 2008 (Note 23.e).

d) Provisions for Contingent Civil, Labor, tax and Social Security

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation of successful businesses based on the opinions of internal and external legal advisors. The Santander has the policy to accrue the full amount of lawswits whose loss valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Tax and Social Security

The Bank and its subsidiaries adhered, in August 2014, to the program of amnesty established by Law 12,996/2014.

The main case included in the amnesty is related to deduction of taxes expenses and interest, with prelimirary decision that suspended payments related to the IRPJ and CSLL between the years 2006 and 2008. Such case was pending from decision at the administrative level, risk classification was assessed as possible losses, according to legal counsel. Other administrative and judicial proceedings were also included this program.

Tax and social security claims included in the program paid in 2014 produced accounting effects at the time of joining such program through financial settlement at the amount of R$404,570 Bank and R$412,602 Consolidated, whose balance effect after recorded deferred tax assets was zero in net income for the Bank and Consolidated.

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

PIS and Cofins - R$1,530,261 Bank and R$3,026,674 Consolidated (12/31/2014 - R$9,104,088 Bank and R$10,501,868 Consolidated): Banco Santander and its companies filed lawsuits seeking to invalidate the provisions of Law 9,718/1998, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by "Superior Tribunal Federal" - "STF" "Supreme Court" decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods. On April 23, 2015, Supreme Court decision was published admitting the extraordinary resort interposed by the Union related to PIS and denying the proceed for the extraordinary resort interposed by Public Ministry concerning to the Cofins,in this case, been exclusively applicable to Banco Santander suit. On May 28, 2015 in Supreme Court’s plenary session, the inadmissibility of extraordinary resort related to Cofins was confirmed in a unanimous decision, that denied the provision of Special Resort interposed by Public Ministry. With this decision, the Cofins plea is decided, prevailing the Fourth Area Federal Regional Court’s judgment, from August 2007, propitiousness for Banco Santander. On Agust 19, 2015, the declaration of embargoes presented by Public Ministry were rejected unanimously at the plenary session of the Supreme Court. According to the legal advisor’s evaluation, the appreciation of Ban’s Resolution is very far for happen to change the decision’s content, handed down by the Supreme Court’s plenary. There are still pending of final judgment by the Supreme Court the Banco Santander PIS chargeability, as well as the PIS and Cofins chargeability’s from other controlled subsidiaries. Based on STF's decision, Banco Santander recorded the reversal of provisions made to cover the legal liabilities related to Cofins, amounting R$7,950 million (R$4,770 million, after tax effects).

Increase in CSLL Tax Rate - R$317,963 Bank and R$883,234 Consolidated (12/31/2014 - R$573,531 Bank and R$1,465,793 Consolidated): the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. Judicial proceedings are pending of judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

CSLL - Equal Tax Treatment - R$0 Bank and R$52,268 Consolidated (12/31/2014 - R$3,686 Bank and R$54,111 Consolidated): Banco Santander and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

Tax on Services for Financial Institutions (ISS) - R$739,004 Bank and R$755,440 Consolidated (12/31/2014 - R$697,544 Bank and R$722,639 Consolidated): the Banco Santander and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services.

Social Security Contribution (INSS) - R$507,836 Bank and R$527,111 Consolidated (12/31/2014 - R$423,768 Bank and R$442,583 Consolidated): Banco Santander and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$657,750 Bank and Consolidated (12/31/2014 - R$0 Bank and Consolidated): in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , BanK and DTVM had obtained a non favorable decision at CARF. On July 3rd , 2015 Bank and Produban Serviços de Informática S.A. (actual Santander DTVM company name) filed lawsuit aiming to cancel both tax charges totalized R$1,283 millions. Based on the evaluation of legal advisors, were consisted provision to the probable loss.

f) Lawsuits and Administrative Proceedings of Labor

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments and successes. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

g) Lawsuits and Administrative Proceedings of Civil

These contingencies are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

The main processes classified as risk of loss likely are described below:

Lawsuits for Indemnity - seeking indemnity for property damage and/or emotional distress, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law, and previous court decisions, according to the likely risk of payment, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings account holders disputing the interest credited by the Banco Santander under such plans as the account holders considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average of cases closed.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law, and previous court decisions, according to likely risk of payment, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The STF decided against the bank’s. The STJ is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. However, the assessment of this question is paralyzed in the Supreme Court for lack of quorum, considering that some of his ministers declared themselves unable to judge the matter, including the new and newer Minister (Luiz Edson Fachin) and therefore is likely to judgment remains paralyzed for several years yet. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

h) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified as Possible Loss Risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for.

The shares tax classification with possible loss, totaling R$14,506 million, main processes being:

Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services chalenging the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of December 31, 2015 the amount related to this challenge is approximately R$719 million.

INSS on Profits or Results (PLR) - Bank and the subsidiaries are involved in several legal and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of December 31, 2015 the amounts related to these proceedings totaled approximately R$2,711 million.

IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A., successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related to 2005 tax, claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain tax paid was in complaince with the legislation. We had a partial favorable the decision on CARF, that disregard the fine and interest on this fine. Currently awaiting the assessment of a Amendment of Judgment by Zurich and the judgment of the Extraordinary Appeal filed by the Federal Government . The Banco Santander is responsible for any adverse outcome in this process as former controlling of Zurich Santander Brasil Seguros e Previdência S.A. As of December, 31, 2015 the amount related to this proceeding is approximately R$262 million.

Goodwill Amortization of Banco Real - The Brazilian Federal Revenue issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the base period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notices was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. This decision will craft appealed before the CARF. On December 31, 2015, the figure was R$1,165 million.

Goodwill Amortization of Banco Sudameris - The Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012. Banco Santander timely presented their appeals, which are pending. On December 31, 2015, the figure was R$516 million.

The labor claims with classification of possible loss totaled R$95 million, excluding the process below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed as Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the Supreme Court for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss totaled R$728 million.

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to actions of tax, labor and civil, in the amounts of R$698,622, R$890 and R$3,246 (12/31/2014 - R$687,057, R$2,520 and R$3,086) Bank and R$785,837, R$890 and R$3,246 (12/31/2014 - R$773,304, R$2,520 and R$3,086) Consolidated, respectively, recorded in other liabilities - tax and social security contributions (Note 19) and other liabilities - others (Note 22) the responsibility of the former controlling Banks and acquired companies. Based on contracts signed, these actions have guaranteed reimbursement for part of former controllers, whose respective duties were recorded in other receivables - others (Note 12).

24. Stockholders’ Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require shareholders` approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

						Shares in Thousands
			12/31/2015			12/31/2014
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	56,305	81,279	137,584	127,192	153,105	280,297
Foreign Residents	3,794,666	3,630,833	7,425,499	3,742,658	3,577,885	7,320,543
Total	3,850,971	3,712,112	7,563,083	3,869,850	3,730,990	7,600,840
(-) Treasury Shares	(20,218)	(20,218)	(40,436)	(29,612)	(29,612)	(59,224)
Total Outstanding	3,830,753	3,691,894	7,522,647	3,840,238	3,701,378	7,541,616

b) Dividends and Interest on Capital

According to the Bank’s bylaws, shareholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been and will continue to be calculated and paid in accordance with Brazilian Corporate Law.

Prior to the Annual Shareholders Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on (i) balance sheets or earning reserves shown in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, provided that the total dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

				12/31/2015
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Common	Preferred	Units
Intercalary Dividends (1) (5)	150,000	18.9474	20.8421	39.7895
Intermediate Dividends (2) (6)	3,050,000	385.8116	424.3927	810.2043
Intercalary Dividends (3) (7)	1,600,000	202.7412	223.0153	425.7564
Interest on Capital (4) (7)	1,400,000	177.3985	195.1384	372.5369
Total	6,200,000

(1) Established by the Board of Directors in March 2015.
(2) Established by the Board of Directors in September 2015.
(3) Established by the Board of Directors in December 2015.
(4) Established by the Board of Directors in December 2015, common R$150.7887, preferred - R$165.8676 and units - R$316.6563, net of taxes.
(5) The amount of the intercalary dividends will be fully attributed to mandatory dividends for the year 2015 and were paid from August 28, 2015, without any compensation to the restatement.
(6) The amount of the intermediate dividends will be fully attributed to mandatory dividends for the year 2015 and were paid from October 5, 2015, without any compensation to the restatement.

(7) The amount of intercalary dividends and interest on capital will be fully attributed to supplementary and mandatory dividends for the year 2015 and will be paid from February 25, 2016, without any compensation to the restatement.

				12/31/2014
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Common	Preferred	Units
Intermediate Dividends (1) (5)	99,807	12.6008	13.8609	26.4617
Intercalary Dividends (1) (5)	120,193	15.1745	16.6919	31.8664
Intercalary Dividends (2) (5)	400,000	50.5005	55.5505	106.0510
Intercalary Dividends (3) (6)	220,000	27.7738	30.5512	58.3250
Interest on Capital (4) (6)	690,000	87.2120	95.9332	183.1452
Total	1,530,000

(1) Established by the Board of Directors in March 2014.
(2) Established by the Board of Directors in June 2014.
(3) Established by the Board of Directors in September 2014.
(4) Established by the Board of Directors in December 2014, common R$74.1309, preferred - R$81.5442 and units - R$155.6751, net of taxes.

(5) The amount of interim and intercalary dividends were fully attributed to supplementary and mandatory dividends for the year 2014 and were paid from August 28, 2014, without any compensation to the restatement.

(6) The amount of intercalary dividends and interest on capital were fully attributed to supplementary and mandatory dividends for the year 2014 and were paid from February 26, 2014, without any compensation to the restatement.

c) Reserves

Net income, after deductions and statutory provisions, will be allocated as follows:

Legal Reserve

According to Brazilian corporate law, 5% to the legal reserve, until it reaches 20% of the share capital. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or increase capital.

Capital Reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, reimbursement or acquisition of shares of our own issue; capital increase, or payment of dividends to preferred shares under certain circumstances.

Reserve for Equalization Dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the share capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of shareholders remuneration.

d) Treasury Shares

In the meeting held on November 3, 2015, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2015, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 39,391,314 Units, representing 39,391,314 common shares and 39,391,314 preferred shares, or the ADRs, which, on October 31, 2015, corresponded to approximately 1.04% of the Bank’s share capital. On September 30, 2015, the Bank held 393,913,149 common shares and 421,717,564 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to shareholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans.

The term of the Buyback Program is 365 days counted from November 4, 2015, and will expire on November 4, 2016.

In 2015, 13,871,197 Units were acquired, 4,445,568 Units paid as Bonus and Long-Term Incentive Plan - Local treasury shares. The balance accumulated of treasury shares on December 31, 2015, amounting to 25,956,806 Units (12/31/2014 - 16,531,177 Units) equivalent to R$375,337 (12/31/2014 - R$230,420). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.28 and R$18.51. In 2015, was acquired 57,100 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 13,137,665 ADRs, in the current amount of R$317,094 (12/31/2014 - R$215,036). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.37, US$6.17 and US$10.21. The market value of these shares on December 31, 2015 was R$16.04 per Unit and US$3.89 per ADR. In the period ended December 31, 2015, due to the Optimization Plan PR, were registered amount of R$95 (31/12/2014 - R$45). At the ESM held on December, 14th, 2015 was approved the cancellation of 37,757,908 treasury shares in the amount of R$268,573 totaling on December, 31st, 2015 R$423,953 (12/31/2014 – R$445,501) of treasury shares.

Additionally, in the period ended December 31, 2015, treasury shares were traded, that resulted in a loss of R$3,918 (2014 - R$4,926) recorded directly in equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Results

The consolidated stockholders’ equity is reduced mainly to unrealized results of R$2,216 (12/31/2014 - R$4,545). In 2015, were realized results in the amounting of R$15,298 (2014 - R$8,266), represented mainly by trading with third parties NTN-C and part of NTN-F, related to the sale made by Banco Santander to Santander Leasing (Note 6. a III) recorded previously as unrealized results (2012 - R$514,532).

f) Plan to Optimize the Capital Structure

According to the Material Fact disclosed on September 26, 2013, in order to optimize Banco Santander´s capital structure, the Board of Directors submitted a proposal to shareholders for their approval to optimize the composition of Banco Santander’s regulatory capital ("PR Optimization Plan"). The aim was to establish a more efficient capital structure, consistent with the recent prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan had the following items: (i) the distribution of equity to the shareholders of Banco Santander in the total amount of R$6,000,000, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposal for distribution of equity to shareholders was approved on EGM. In January 2014, conditions for effective recovery of resources (lapse of time for opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP) were met. The equity distribution to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the equity distribution since January 15, 2014.

Issuance Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in US Dollars, amounting to R$6,000,000. The Notes were issued on January 29, 2014.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247,713 equivalent to R$3,000,000, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247,713, equivalent to R$3,000,000 (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Bonus Share and Reverse Share Split (Inplit)

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in EGM approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which resulted in bonus share of five preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$171,799; and (ii) reverse share split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares now correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) is now comprised of one common share and one preferred share. Such events were implemented on June 2, 2014.

Exchange Offer

On April 29, 2014 the Bank published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander Spain, that it would launch a voluntary exchange offer in Brazil and United States for exchange of up to the totality of the shares of Banco Santander that were not held by Banco Santander Spain, which represented approximately 25% of Banco Santander’s share capital, with payment in shares of Banco Santander Spain. As a result of the Transaction, Bank would continue to be a listed company at the BM&F Bovespa, although it would change from the Level 2 of Corporate Governance to the traditional segment.

On June 9, 2014, it was held an EGM, which resolved on the following Agenda: (a) the exit of the Bank from Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brasil) Ltda. (“Rothschild”), to prepare a valuation report, called a “laudo”, based on the Bank’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Bank announced to the market that the valuation report, prepared by Rothschild was duly routed on the date (i) the CVM; (ii) the BM&FBovespa; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well that an application for registration of the Exchange Offer was duly filed with the CVM on the date hereof.

On October 2, 2014 Banco Santander´s Board of Directors issued an opinion regarding the Exchange Offer and Banco Santander filed with the SEC its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Banco Santander Spain and Banco Santander disclosed to the market the adjustment of exchange ratio of the Exchange Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR for each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Banco Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31, 2014, Banco Santander together with Banco Santander Spain announced to the market the Exchange Offer Results. Banco Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Bank. Thereby, the participation of Grupo Santander in Banco Santander would be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the ADRs representative of Units acquired in the Exchange Offer in the USA. As consequence of the Exchange Offer, Santander Brasil´s shares are no longer listed on Level 2 of BM&FBovespa, and are trading on the traditional listing segment.

25. Operational Limites

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. On 2013 was issued a set of Resolutions and Circulars, aligned with the recommendations of the Basel Committee on Banking Supervision. These rules were repealed by CMN Resolution 4,192 and 4,193 which took effect from October 2013, establishing the model for calculating the minimum Regulatory Capital requirements, Tier I and Common Equity Tier I. These Resolutions states that the composition of the Regulatory Capital is done through equity, subordinated debt and hybrid capital instruments.

As established CMN Resolution 4,193/2013 the minimum Regulatory Capital requirements remains at 11% until December 2015, the Tier I requirement is 6% and Common Equity Tier I is 4.5%.

As a continuation the adoption of the rules established by CMN Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by CMN Resolution 4,280/2013, starting up a new period of comparison.

Index is calculated on a consolidated basis, as shown below:

	12/31/2015 (1)	12/31/2014 (2)
Tier I Regulatory Capital	52,976,575	58,592,358
Principal Capital	48,031,704	55,228,661
Supplementary Capital	4,944,870	3,363,697
Tier II Regulatory Capital	5,182,065	4,970,999
Regulatory Capital (Tier I and II)	58,158,640	63,563,357
Required Regulatory Capital	40,683,466	40,010,083
Portion of Credit Risk (3)	36,508,169	35,527,889
Market Risk Portions (4)	2,300,969	2,807,798
Operational Risk Portion	1,874,328	1,674,396
Basel I Ratio	14.3	16.1
Basel Principal Capital	13.0	15.2
Basel	15.7	17.5

(1) Amounts calculated based on the consolidated information provided by the Consolidated Prudencial.
(2) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).
(3) To calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3,714 of August 20, 2014, which amending Bacen Circular 3,644 of March 4, 2013.

(4) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

Banco Santander, quarterly discloses Pillar III information relating to risk management, Regulatory Capital and Required Regulatory Capital. A report with further details of the structure and methodology will be disclosed at the website www.ri.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index.

26. Related Parties

a) Key Management Personnel Compensation

The Board of Directors' meeting held on January 29, 2015 approved, in accordance with the favorable opinion of the Compensation and Appointment Committee, the global compensation proposal for managers (Board of Directors and Executive Officers) for the 2015 financial year, in the overall amount of R$300,000, covering fixed, variable and equity-based compensation and other benefits. The proposal was approved at the Ordinary General Meeting (OGM) held on April 30, 2015.

a.1) Long Term Benefits

The Bank, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs tied to the performance of the market price of its shares, based ond the achievement of certain goals (Note 35.f).

a.2) Short Term Benefits

The table below shows the salary of Board of Directors and Executive Board:

	01/01 to	01/01 to
	12/31/2014	12/31/2014
Fixed Compensation	69,891	53,420
Variable Compensation	108,087	87,040
Others	15,353	15,076
Total Short-Term Benefits	193,331	155,536
Shares Based Payments	11,777	23,697
Total Long-Term Benefits	11,777	23,697
Total (1)	205,108	179,233

(1) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander.

Additionally, in 2015, charges collected on management compensation amounted to R$28,096 (2014 - R$28,584).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily by the employee does not give right to any financial compensation.

c) Lending Operations

The current law prevents the Bank to grant loans or advances to:

I - officers, members of the Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities that holds more than 10% of Banco Santander´s share capital;

III - legal entities in which Banco Santander holds more than 10% of its share capital;

IV - legal entities in which any of the officers, members of the Board of Directors and Audit Committee, as well as their spouses or relatives up to the second degree, hold more than 10% of the share capital.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

				Preferred	Shares in Thousands 12/31/2015 Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Sterrebeeck B.V.(1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
Banco Santander, S.A. (1)	518,207	13.5%	519,089	14.0%	1,037,296	13.7%
Santander Insurance Holding, S.L. (SIH) (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding, LLC (Qatar Holding)	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,066	0.1%	3,088	0.1%	6,154	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	180,654	4.6%	208,437	5.6%	389,091	5.1%
Total Outstanding	3,830,753	99.5%	3,691,894	99.5%	7,522,647	99.5%
Treasury Shares	20,218	0.5%	20,218	0.5%	40,436	0.5%
Total	3,850,971	100.0%	3,712,112	100.0%	7,563,083	100.0%
Free Float (2)	391,532	10.2%	419,337	11.3%	810,869	10.7%

				Preferred	Shares in Thousands 12/31/2014 Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
GES (1)	1,107,673	28.6%	1,019,645	27.3%	2,127,318	28.0%
Sterrebeeck B.V. (1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Banco Santander, S.A. (1)	518,207	13.4%	519,089	13.9%	1,037,296	13.6%
SIH (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding	207,812	5.1%	207,812	5.3%	415,624	5.2%
Employees	2,216	0.1%	2,239	0.1%	4,455	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	190,989	5.2%	218,770	6.2%	409,759	5.7%
Total Outstanding	3,840,238	99.3%	3,701,378	99.3%	7,541,616	99.3%
Treasury Shares	29,612	0.7%	29,612	0.7%	59,224	0.7%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (2)	401,017	10.4%	428,821	11.5%	829,838	10.9%

(1) Companies of the Santander Spain Group.
(2) Composed of Employees, Qatar Holding and Others.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

e) Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy to take effect in view of the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules also apply to all employees and officers of Banco Santander and its subsidiaries.

Operations and charges for services with related parties are carried out in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and does not entail greater risk than the normal collection or have other disadvantages.

The main transactions and balance are as follows:

			Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	12/31/2015	12/31/2015	12/31/2014	12/31/2014
Cash	245,412	-	253,340	-
Banco Santander Espanha (2)	243,943	-	250,553	-
Banco Santander (México), S.A. (4)	65	-	-	-
Banco Santander Totta, S.A. (4)	1,303	-	2,787	-
Others	101	-	-	-
Interbank Investments	52,550,064	3,540,799	39,914,916	2,925,083
Aymoré CFI (3)	26,952,013	3,076,677	27,176,767	2,794,436
Banco Santander Espanha (1) (2)	20,699,539	31,374	10,503,679	11,621
CFI RCI Brasil (5)	923,412	163,684	1,847,224	117,531
Santander Brasil EFC (3)	-	-	387,246	-
Banco Bonsucesso Consignado (1) (3)	3,975,100	269,064	-	-
Santander FI Financial (3)	-	-	-	1,495
Securities	66,689,757	7,134,794	48,932,843	4,575,852
Santander Leasing (3)	66,689,757	7,134,794	48,932,843	4,575,852
Derivatives Financial Instruments - Net	(724,100)	677,093	(194,667)	734,504
Santander Benelux, S.A., N.V. (Santander Benelux) (4)	-	407,395	291,965	389,033
Banco Bandepe (3)	-	63	144,592	265,064
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	(379,239)	602,557	(468,246)	(15,355)
Abbey National Treasury Services Plc (Abbey NationalTreasury)(4)	(156,976)	(88,881)	(871)	16,117
Banco Santander Espanha (2)	(178,841)	(240,598)	(344,504)	(3,925)
Santander FI Amazonas (3)	(44,814)	2,928	(7,906)	681
Santander Paraty (3)	2,804	(1,521)	(22,911)	-
Santander FI Diamantina (3)	32,966	(4,850)	213,214	82,870
Santander Leasing (3)	-	-	-	19
Loan Operations	207	1,261	6,440	1,702
Cibrasec (5)	207	1,261	6,440	1,702
Dividends and Bonuses Receivables	152,389	335,265	181,528	315,704
Banco Bandepe (3)	-	-	-	35,700
Aymoré CFI (3)	107,926	50,000	23,529	52,000
Santander Leasing (3)	-	200,364	-	189,686
Santander Securities Services Brasil DTVM S.A. (3) (10)	-	34,000	179	-
CFI RCI Brasil (5)	7,480	30,899	19,158	22,538
Santander Participações (3)	795	-	795	-
Sancap (3)	35,832	-	64,911	-
Santander Serviços (3)	-	-	72,784	-
Santander CCVM (3)	-	20,000	-	15,780
Others	356	2	172	-
Trading Account	831,967	1,548	-	1,072
Santander Benelux (4)	-	-	-	4
Abbey National Treasury (4)	135,165	104	-	5
Banco Santander Espanha (2)	696,802	1,444	-	1,063
Foreign Exchange Portfolio - Net	142,919	(695,477)	570,170	52,703
Banco Santander Espanha (2)	142,919	(712,263)	480,179	(31,776)
Santander Benelux (4)	-	16,786	89,991	84,479

Receivables from Affiliates	756,216	2,479,102	630,648	2,241,849
Zurich Santander Brasil Seguros e Previdência S.A. (6)	738,006	1,521,470	613,211	1,544,336
Zurich Santander Brasil Seguros S.A. (6)	-	202,946	-	97
Santander Capitalização S.A. (3)	18,024	192,826	16,901	187,974
Aymoré CFI (3)	-	427,559	-	371,885
Santander CCVM (3)	-	80,935	-	69,791
Santander Leasing (3)	-	9,529	-	22,345
Webmotors S.A. (7)	-	371	-	1,289
Santander Brasil Asset (6)	-	1,243	-	4,974
Santander Serviços (3)	-	15,091	-	8,298
Santander Microcrédito (3)	-	6,712	-	8,219
Santander Brasil Consórcio (3)	-	5,598	-	10,166
Santander Participações (3)	-	4,985	-	3,368
Others	186	9,837	536	9,107
Non-Operating Result	-	784,954	-	-
Capital Riesgo Global (9)	-	34,404	-	-
Santander Securities Services Brasil Participações S.A. (6) (Note 33)	-	750,550	-	-
Other Receivables - Others	13,052	30,608	21,924	88,380
Banco Santander Espanha (2)	12,468	7,637	12,120	11,842
CFI RCI Brasil (5)	-	-	-	4,623
Santander Capitalização S.A. (3)	326	3,968	-	3,484
Santander Paraty (3)	-	1,792	9,587	60,433
Aymoré CFI (3)	-	-	-	1,872
Banco Santander International (4)	-	8,804	-	-
Santander Securities Services Brasil DTVM S.A. (3) (10)	-	2,346	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	-	-	2,637
Others	258	6,061	217	3,489
Deposits	(61,414,166)	(4,064,392)	(17,688,494)	(2,014,578)
Santander Leasing (3)	(54,773,424)	(3,474,874)	(14,547,203)	(1,622,757)
Banco Santander Espanha (2)	(1,360)	-	(10,689)	-
Aymoré CFI (3)	(3,149,573)	(314,730)	(1,329,352)	(191,390)
Banco Bandepe (3)	(1,320,479)	(152,256)	(601,497)	(63,561)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(95,537)	-	(34,162)	-
Zurich Santander Brasil Seguros S.A. (6)	(23,878)	-	(2,152)	-
Santander Brasil Gestão de Recursos Ltda. (6)	(30,990)	(2,467)	(58,570)	(8,528)
Sancap (3)	(8,014)	(53)	(2,619)	(9,869)
Santander Brasil Asset (6)	(12,360)	(2,113)	(16,742)	(11,083)
Webmotors S.A. (7)	(217,534)	(22,747)	(139,704)	(13,966)
Fundo de Investimento Santillana (4)	(616,399)	(15,584)	(261,865)	(51,313)
Isban Brasil S.A. (4)	(43,842)	(1,914)	(34,889)	(5,951)
Produban Serviços de Informática S.A. (4)	(29,993)	(1,484)	(21,091)	(2,430)
CFI RCI Brasil (5)	(31,656)	1,447	(15,699)	(5,669)
Banco RCI Brasil S.A. (Current Corporate Name of RCI Brasil Leasing) (5)	(6,140)	-	(3,487)	-
Santander Microcrédito (3)	(10,425)	(548)	(11,246)	-
Santander Participações (3)	(582,370)	(14,579)	(6,800)	(2,346)
Santander Securities Services Brasil DTVM S.A. (3) (10)	(147,627)	(46,430)	(453,798)	(7,904)
Santander Brasil Consórcio (3)	(67,831)	(3,049)	(44,930)	(4,085)
Santander Paraty (3)	(74,765)	-	(51,829)	-
Santander Capitalização S.A. (3)	(8,024)	-	(7,686)	-
Santander CCVM (3)	(76,689)	(11,476)	(1,321)	-
Santander FI SBAC (3)	(15,726)	(175)	(3)	-
Webcasas S.A. (3)	(20,224)	(499)	(99)	(77)
Others	(49,306)	(861)	(31,061)	(13,649)

Repurchase Commitments	(12,780,319)	(3,377,145)	(36,280,370)	(3,826,147)
Santander Brasil Advisory (3)	-	(1,414)	(11,745)	(1,181)
Getnet S.A. (3)	(104,485)	(10,135)	-	-
Webmotors S.A. (7)	-	(2,584)	(2,981)	(221)
Santander Brasil Consórcio (3)	-	(5,408)	(35,450)	(4,086)
Isban Brasil S.A. (4)	-	(5,927)	(35,560)	(1,391)
Produban Serviços de Informática S.A. (4)	-	(2,268)	(20,555)	(644)
Santander FI Amazonas (3)	(176,971)	(21,631)	(24,514)	(6,464)
Santander FI Financial (3)	(8,634,290)	(1,000,634)	(7,627,279)	(1,428,546)
Santander Leasing (3)	(3,664,176)	(2,166,363)	(28,296,649)	(2,350,729)
Banco Bandepe (3)	(54,239)	(1,353)	(48,780)	(10,278)
Webcasas S.A. (3)	-	(1,954)	-	-
Santander CCVM (3)	(9,055)	(1,741)	(94,505)	(10,454)
Santander Participações (3)	-	(60,193)	(37,835)	(6,494)
Santander FI SBAC (3)	(22,858)	(262)	-	(4,599)
Santander Brasil Gestão de Recursos Ltda. (6)	(41,192)	(11,835)	(31,260)	-
SAM Brasil Participações S.A. (6)	(825)	(218)	(1,880)	-
Santander Securities Services Brasil Participações S.A. (6)	-	(71,925)	-	-
Santander Microcrédito (3)	-	(1,028)	-	-
Santander FI Diamantina (3)	(60,300)	(6,522)	(2,460)	-
Super (3)	(11,928)	(2,973)	(1,420)	-
Others	-	(777)	(7,497)	(1,060)
Borrowings and Onlendings	(239,538)	-	(32,857)	(801)
Banco Santander Espanha (2)	(217,677)	-	(25,116)	(703)
Santander Brasil EFC (3)	-	-	-	(98)
Banco Santander S.A. (Uruguay) (4)	(20,533)	-	(7,741)	-
Santander Trade Services, Ltd. (4)	(1,328)	-	-	-
Dividends and Bonuses Payables	(2,488,913)	-	(538,691)	-
Banco Santander Espanha (2)	(385,067)	-	(25,084)	-
Sterrebeeck B.V. (2)	(1,313,926)	-	(378,736)	-
GES (4)	(788,118)	-	(134,413)	-
SIH (4)	(1,398)	-	(403)	-
Banco Madesant - Sociedade Unipessoal, S.A.(Banco Madesant) (4)	(404)	-	(55)	-
Payables from Affiliates	(8,631)	(602,859)	(17,758)	(473,669)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios) (4)	-	-	-	(4,236)
Isban Brasil S.A. (4)	-	(95,736)	-	(89,985)
Produban Serviços de Informática S.A. (4)	-	(148,412)	(441)	(276,434)
Konecta Brazil Outsourcing Ltda.(4)	-	(98,492)	-	(51,033)
Ingenieria de Software Bancário, S.L. (Ingeniería) (4)	-	-	-	(4,151)
Santander Microcrédito (3)	(6,903)	(36,719)	(2,888)	(37,389)
Banco Santander Espanha (2)	-	(511)	(7,603)	(1,288)
Getnet S.A. (3)	(753)	(7,983)	-	-
Santander Leasing (3)	-	(187,177)	-	-
Santander Securities Services Brasil DTVM S.A. (3) (10)	(899)	(21,754)	-	(1,378)
Santander Brasil Asset (6)	-	-	(6,719)	(653)
Universia Brasil, S.A. (4)	-	(3,000)	-	(3,446)
Others	(76)	(3,075)	(107)	(3,676)
Debt Instruments Eligible to Compose Capital	(9,435,823)	(424,529)	(6,411,777)	(348,842)
Banco Santander Espanha (2) (8)	(9,435,823)	(424,529)	(6,411,777)	(348,842)
Donations	-	(10,200)	-	(16,940)
Fundação Sudameris	-	(10,200)	-	(12,000)
Fundação Santander	-	-	-	(3,440)
Instituto Escola Brasil	-	-	-	(1,500)

Other Payables - Others	(68,944)	(1,222,553)	(1,378)	(888,212)
Banco Santander Espanha (2)	-	(16,564)	-	(53,794)
Brazil Foreign (3)	-	-	-	(45,763)
Isban Brasil S.A. (4)	-	(298,604)	-	(289,222)
TecBan (7)	-	(160,563)	-	(129,057)
Ingeniería (4)	-	(56,441)	-	(44,233)
Produban Serviços de Informática S.A. (4)	-	(57,507)	-	(61,629)
Produban Servicios (4)	-	(21,438)	-	(21,093)
Aquanima Brasil Ltda. (4)	-	(24,075)	-	(24,075)
Getnet S.A. (3)	(66,367)	(584,642)	-	(205,838)
Santander Securities Services Brasil DTVM S.A. (3) (10)	(2,577)	(899)	(1,378)	-
Others	-	(1,820)	-	(13,508)

			Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	12/31/2015	12/31/2015	12/31/2014	12/31/2014
Cash	1,868,163	-	412,980	-
Banco Santander Espanha (2)	1,866,694	-	410,193	-
Banco Santander (México), S.A. (4)	65	-	-	-
Banco Santander Totta, S.A. (4)	1,303	-	2,787	-
Others	101	-	-	-
Interbank Investments	20,699,539	31,374	10,503,679	12,116
Banco Santander Espanha (1) (2)	20,699,539	31,374	10,503,679	12,116
Derivatives Financial Instruments - Net	(944,627)	691,806	(755,618)	90,103
Santander Benelux (4)	-	407,395	291,965	389,033
Fundo de Investimento Santillana (4)	(379,239)	602,557	(468,246)	(15,355)
Abbey National Treasury (4)	(156,976)	(88,881)	(871)	16,117
Banco Santander Espanha (2)	(408,412)	(229,265)	(578,466)	(299,692)
Trading Account	831,967	649,645	-	(635,681)
Banco Santander Espanha (2)	696,802	649,541	-	(635,690)
Abbey National Treasury (4)	135,165	104	-	5
Santander Benelux (4)	-	-	-	4
Foreign Exchange Portfolio - Net	142,919	(695,477)	570,170	52,703
Banco Santander Espanha (2)	142,919	(712,263)	480,179	(31,776)
Santander Benelux (4)	-	16,786	89,991	84,479
Receivables from Affiliates	753,767	1,889,846	616,488	1,717,447
Zurich Santander Brasil Seguros e Previdência S.A. (6)	753,581	1,637,438	615,952	1,674,689
Zurich Santander Brasil Seguros S.A. (6)	-	250,063	-	36,799
Santander Brasil Asset (6)	-	1,243	-	4,974
Others	186	1,102	536	985
Non-Operating Result	-	784,954	-	-
Capital Riesgo Global (9)	-	34,404	-	-
Santander Securities Services Brasil Participações S.A. (6) (Note 33)	-	750,550	-	-
Other Receivables - Others	247,744	21,240	232,385	130,756
Banco Santander Espanha (2)	247,744	7,651	217,643	11,842
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	-	14,742	116,090
Zurich Santander Brasil Seguros S.A. (6)	-	-	-	97
Banco Santander International (4)	-	8,804	-	-
Others	-	4,785	-	2,727
NON - Current Assets Held for Sale (Note 13)	487,386	-	233,160	1,317
BW Guirapá I S.A.	487,386	-	131,848	1,317
Santos Energia	-	-	101,312	-

Deposits	(857,383)	(23,962)	(446,273)	(80,300)
Banco Santander Espanha (2)	(1,360)	-	(10,689)	-
Zurich Santander Brasil Seguros S.A. (6)	(23,878)	-	(2,152)	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(95,537)	-	(34,162)	-
Isban Brasil S.A. (4)	(43,842)	(1,914)	(34,889)	(5,951)
Produban Serviços de Informática S.A. (4)	(29,993)	(1,484)	(21,091)	(2,430)
Santander Brasil Gestão de Recursos Ltda. (6)	(30,990)	(2,467)	(58,570)	(8,528)
Fundo de Investimento Santillana (4)	(616,399)	(15,584)	(261,865)	(51,313)
Santander Brasil Asset (6)	(12,360)	(2,113)	(16,742)	(11,083)
Others	(3,024)	(400)	(6,113)	(995)
Repurchase Commitments	(42,017)	(92,307)	(96,752)	(2,102)
Produban Serviços de Informática S.A. (4)	-	(2,268)	(20,555)	(644)
Isban Brasil S.A. (4)	-	(5,927)	(35,560)	(1,391)
Santander Brasil Gestão de Recursos Ltda. (6)	(41,192)	(11,835)	(31,260)	-
REB Empreendimentos e Administradora de Bens S.A. (4)	-	-	(6,173)	-
SAM Brasil Participações S.A. (6)	(825)	(218)	(1,880)	-
Santander Securities Services Brasil Participações S.A. (6)	-	(71,925)	-	-
Universia Brasil, S.A. (4)	-	(134)	(1,324)	(67)
Borrowings and Onlendings	(239,538)	-	(420,103)	(703)
Banco Santander Espanha (2)	(217,677)	-	(412,362)	(703)
Santander Trade Services, Ltd. (4)	(1,328)	-	-	-
Banco Santander S.A. (Uruguay) (4)	(20,533)	-	(7,741)	-
Dividends and Bonuses Payables	(2,488,509)	-	(585,907)	-
Sterrebeeck B.V. (2)	(1,313,926)	-	(378,736)	-
GES (4)	(788,118)	-	(134,413)	-
Santusa Holding, S.L. (4)	-	-	(47,216)	-
SIH (4)	(1,398)	-	(403)	-
Banco Santander Espanha (2)	(385,067)	-	(25,084)	-
Banco Madesant (4)	-	-	(55)	-
Payables from Affiliates	(443)	(359,428)	(15,006)	(520,867)
Banco Santander Espanha (2)	-	(783)	(7,719)	(1,333)
Produban Servicios (4)	-	(1,083)	-	(4,591)
Isban Brasil S.A. (4)	(375)	(105,508)	-	(170,641)
Produban Serviços de Informática S.A. (4)	-	(149,098)	(441)	(279,290)
Ingeniería (4)	-	-	-	(4,151)
Konecta Brazil Outsourcing Ltda. (4)	-	(98,492)	-	(51,033)
Santander Brasil Asset (6)	(68)	(2,033)	(6,811)	(1,696)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	(2,329)	(35)	-
Others	-	(4,760)	-	(8,132)
Debt Instruments Eligible to Compose Capital	(9,435,823)	(424,529)	(6,411,777)	(348,842)
Banco Santander Espanha (2) (8)	(9,435,823)	(424,529)	(6,411,777)	(348,842)
Donations	-	(17,618)	-	(21,869)
Santander Cultural	-	(2,778)	-	(4,929)
Fundação Sudameris	-	(10,200)	-	(12,000)
Fundação Santander	-	(3,500)	-	(3,440)
Instituto Escola Brasil	-	(1,140)	-	(1,500)
Other Payables - Other	(16,589)	(495,323)	(16,236)	(515,696)
Banco Santander Espanha (2)	-	(16,564)	-	(53,795)
Isban Brasil S.A. (4)	-	(313,271)	-	(301,863)
Produban Serviços de Informática S.A. (4)	-	(58,795)	-	(62,673)
Ingeniería (4)	-	(57,375)	-	(45,632)
Produban Servicios (4)	-	(21,766)	-	(21,639)
Aquanima Brasil Ltda. (4)	-	(24,075)	-	(24,075)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(13,969)	(1,815)	(15,364)	(2,157)
Others	(2,620)	(1,662)	(872)	(3,862)

(1) On December 31, 2015, refers to investments in foreign currency (overnight) with maturity on January 4, 2016 and interest rates of 0.17% p.a. maintained by the Bank's Santander Brasil and its Grand Cayman Branch.

(2) Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1 and 26.d), through its subsidiary GES and Sterrebeeck B.V.
(3) Controlled - Banco Santander.
(4) Controlled - Banco Santander Spain.
(5) Jointly Controlled - Banco Santander.

(6) Associated Company - Banco Santander Spain.
(7) Jointly Controlled - Santander Serviços.
(8) Refers to the portion acquired by the Parent Due to Regulatory Capital Otimization Planheld in the first half of 2014 (Note 24.f).
(9) Indirectly Controlled - Banco Santander Spain.

(10) On August 31, 2015 it was sold all shares of Santander Securities Services Brasil DTVM S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander, S.A. (Note 15 and 37.g).

27. Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Asset Management	925,562	952,206	1,027,554	1,008,266
Checking Account Services	1,768,576	1,607,447	2,052,365	1,838,844
Lending Operations and Income from Guarantees Provided	1,087,760	979,433	1,380,484	1,254,506
Lending Operations	578,140	557,379	872,656	850,095
Income Garantees Provided	509,620	422,054	507,828	404,411
Insurance Fees	1,929,034	1,753,565	1,986,909	1,799,515
Cards (Debit and Credit) and Acquiring Services	3,007,569	2,940,780	3,412,127	3,341,994
Collection	1,024,827	923,864	1,024,827	923,864
Brokerage, Custody and Placement of Securities	357,686	358,489	515,768	500,793
Others	136,368	95,197	467,407	390,157
Total	10,237,382	9,610,981	11,867,441	11,057,939

28. Personnel Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Compensation	3,372,864	3,453,998	3,784,553	3,711,463
Charges	1,432,448	1,250,718	1,568,637	1,340,574
Benefits	1,216,373	1,131,376	1,324,495	1,209,883
Training	90,165	98,276	99,120	104,511
Others	41,478	28,402	42,063	28,884
Total	6,153,328	5,962,770	6,818,868	6,395,315

29. Other Administrative Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Depreciation and Amortization (1)	4,325,941	5,422,583	4,673,817	5,584,391
Outsourced and Specialized Services	1,854,932	2,196,915	2,177,667	2,466,250
Communications	469,955	526,281	518,110	554,682
Data Processing	1,336,467	1,316,589	1,428,903	1,338,519
Advertising, Promotions and Publicity	364,534	394,353	430,800	458,192
Rentals	677,827	693,281	724,863	726,355
Transportation and Travel	175,065	161,226	222,556	198,875
Financial System Services	173,686	290,439	230,548	336,295
Security and Money Transport	616,497	573,807	661,815	611,321
Asset Maintenance and Upkeep	201,120	191,264	227,754	210,173
Water, Electricity and Gas	209,286	162,182	214,267	163,933
Materials	73,879	85,536	78,325	88,250
Others	297,446	259,965	436,567	313,518
Total	10,776,635	12,274,421	12,025,992	13,050,754

(1) Includes goodwill amortization of R$2,752,279 (2014 - R$3,688,785) Bank and R$2,782,098 (2014 - R$3,688,785) Consolidated, held on time, length and proportion of the projected results which are subject to annual verification (Note 17).

30. Tax Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Cofins (Contribution for Social Security Financing) (1)	428,583	1,207,945	749,121	1,445,175
ISS (Tax on Services)	370,977	350,446	443,594	415,682
PIS/Pasep (Tax on Revenue) (1)	69,645	205,469	151,324	255,945
Others (2)	383,745	923,588	526,872	1,029,580
Total	1,252,950	2,687,448	1,870,911	3,146,382

(1) Includes the constitution of deferred taxes assets PIS and Cofins on adjustment to market value of securities and derivative financial instruments.
(2) Includes provisions updates for PIS and Cofins of Law 9,718/1998.

31. Other Operating Income

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Net Income Insurance and Pension and Capitalization	-	-	261,487	257,273
Tax (1) (Note 23.c)	6,889,622	-	6,869,987	-
Monetary Adjustment of Escrow Deposits	486,300	304,875	663,233	441,833
Recoverable Taxes (2)	905,081	265,808	989,972	335,306
Recovery of Charges and Expenses	1,169,644	909,739	927,041	632,963
Monetary Variation	1,000,571	658,232	1,002,475	658,409
Others (2)	388,951	674,712	384,795	553,999
Total	10,840,169	2,813,366	11,098,990	2,879,783

(1) In 2015, Bank and Consolidated, includes the reversal of the provisions for Cofins (Note 23.e).

(2) In 2015, Bank and Consolidated, includes the amount of R$381,598, related to Cofins asset, released under the item "Others" and the amount of R$383,561 related to Cofins asset interests released under "Recoverable Taxes" as a result of a favorable decision obtained by Banco Santander on the injunction that removed the applicability of Law 9,718/1998, paid from 1999 to 2006 (Note 23.e).

32. Other Operating Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Operating Provisions
Tax (Note 23.c)	-	239,782	-	200,964
Labor (Note 23.c)	1,260,233	839,628	1,301,818	881,980
Civil (Note 23.c)	716,872	687,984	851,342	830,982
Credit Cards	2,005,353	1,590,129	1,458,418	1,691,066
Actuarial Losses - Pension Plan (Note 35.a)	301,353	213,780	301,369	213,800
Monetary Losses	54,171	17,254	55,289	17,718
Legal Fees and Costs	97,533	104,882	124,241	125,441
Serasa and SPC (Credit Reporting Agency)	79,193	65,091	91,975	76,696
Brokerage Fees	77,489	68,748	78,231	69,127
Commissions	69,873	102,680	274,084	113,903
Impairment (1)	1,184,881	10,879	1,186,434	11,054
Others	2,781,201	1,177,132	2,943,590	1,227,253
Total	8,628,152	5,117,969	8,666,791	5,459,984

(1) In 2015, Bank and Consolidated, includes impairment losses recorded by the purchase of rights on the provision of payroll services in the amount of R$534,281, and by assets in the acquisition and development of software in the amount of R$674,780. The loss on the rights in the acquisition of payrolls was recorded especially the consolidation of portability rules, consequently was recorded the reduction of return value expected in the management of payrolls and the historic of breach of contract. The loss in the acquisition and development of software was recorded due to the obsolescence and discontinuity of such softwares (Note 17).

33. Non-Operating Result

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Result of Investments (1)	778,442	-	803,251	(1,925)
Result on Sale of Other Assets	43,747	100,244	45,009	101,777
Reversal (Recognition) of Allowance for Losses on Other Assets	(24,269)	1,016	(24,113)	1,383
Expense on Assets Not in Use	(9,411)	(4,007)	(12,767)	(10,881)
Gains (Losses) of Capital	5,536	(2,336)	4,750	(2,513)
Other Income (Expenses) (2)	(257,011)	48,232	(249,723)	52,911
Total	537,034	143,149	566,407	140,752

(1) In 2015, includes the amount of R$34,503 Bank and R$60,203 Consolidated, profit on disposal of non-current assets held for sale (Note 13) and Bank and Consolidated the amount of R$750,550 related due to the gain on the sale of Santander Securities Services Brasil DTVM S.A. (Note 37.g).

(2) In 2015 the Bank and Consolidated, including the amount of R$301,447, related to the establishment of the Efficiency and Productivity Fund.

34. Income Tax and Social Contribution

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Income Before Taxes on Income and Profit Sharing	(494,241)	1,583,790	188,909	2,618,307
Profit Sharing (1)	(1,180,148)	(940,145)	(1,260,368)	(991,193)
Interest on Capital	(1,400,000)	(690,000)	(1,446,580)	(723,980)
Unrealized Results	-	-	(142)	(142)
Income Before Taxes	(3,074,389)	(46,355)	(2,518,181)	902,992
Total Income and Social Contribution Tax at the Rates of 25% and 20%, (2014 - 25% and 15%) Respectively (4)	1,383,475	18,542	1,133,182	(361,197)
Equity in Subsidiaries (2)	640,449	389,913	677	1,020
Nondeductible Expenses, Net of Non-Taxable Income	141,776	86,206	268,724	153,765
Exchange Variation - Foreign Branches	5,913,741	920,694	5,913,741	920,694
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	881,706	168,002	883,857	29,181
Effects of Change in Rate of CSLL (3)	-	-	23,519	27,258
Other Adjustments Social Contribution Taxes 5% (4)	(84,980)	-	189,319	-
Other Adjustments, Including Profits Provided Abroad	(218,880)	(74,098)	(151,955)	(38,044)
Income and Social Contribution Taxes	8,657,287	1,509,259	8,261,064	732,677

(1) The basis of calculation is the net income, after IR and CSLL.
(2) As a result of equity in subsidiaries are not included interest on capital received and receivable.
(3) Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.
(4) Temporary rate increase of CSLL from September 2015 to December 2018 (Note 3.s).

Fiscal Hedge Grand Cayman Branch and the Subsidiary Santander Brasil EFC

Banco Santander operate a branch in the Cayman Islands and a subsidiary called Santander Brazil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” (independent subsidiary in Spain) which are used mainly to raise funds in the capital and financial markets, providing credit lines that are extended to customers for trade-related financings and working capital.

To protect the exposures to forein exchange rate variations, the Bank uses derivative. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or devaluation of the local currency (real) in foreign investments is nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable. The purpose of these derivatives is to protect the after-tax results.

The different tax treatment of such foreign exchange rate differences results in volatility in operational earnings (loss) and the Tax Expense accounts (PIS/Cofins) and income taxes (IR/CSLL). Exchange rate variations arising from foreign investments recorded for the period ended on December 31, 2015 an accumulated gain of R$14,779 million. On the other hand, the derivatives contracted to cover these positions generated a loss in "Derivatives Transaction" of R$26,311 million. The tax effect of these derivatives impacted the Tax Expenses line generating a tax gain of R$11,532 million represented by R$1,223 million of PIS/Cofins and R$10,309 million IR/CSLL.

35. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities and cash assistance for the purpose of granting pensions and supplementary pensions granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. Plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until May 22, 1975, closed and paid off.

Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. Plan is closed to new entrants since July 23, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants since March 10, 2010.

Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants since March 10, 2010.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): It´s a closed pension entity, which aims at setting up and implementation of benefit plans pension character, complementary to the general welfare, in the form of actual legislation. Have a plan designed in the form of defined contribution, with contributions made by sponsors and participants and It has 10 cases of lifetime income with benefits arising from the previous plan.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): Closed Pension entity that administered social security benefits in three planes, two on a Defined Benefit and a variable contribution, whose process of withdrawal of sponsorship, approved by Supplementary Pension Plan Secretariat (SPC), actual PREVIC, were implemented in July 2009. On June 8, 2015, through Official Letter 1504/CGTR/DITEC/PREVIC, it was approved the closure of Benefits Plans I, II and III, and the closure of the authorization for the Fasass's operation, as closed pension fund. On November, 10th, 2015 this entity was extinct, with the low of their national registry of legal entities.

Additionally, Banco Santander is sponsor of health care plans, supplementary retirement and pension plan for retired workers associates, arising from the aconisition process of the Banco Meridional Constituted under the defined benefit plan. On November, 26th, 2015 PREVIC approved the transfer process for Banesprev, the conclusion of this process is expected in the first half 2016.

Determination of Liabilities (Assets) Net Actuarial

				Bank
			Other	12/31/2015
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(15,510,009)	(371,542)	(347,248)	(1,097,263)
Fair Value of Plan Assets	13,776,984	695,021	3,938	1,416,380
	(1,733,025)	323,479	(343,310)	319,117
Being:
Superavit	136,666	323,479	561	319,117
Deficit	(1,869,690)	-	(343,871)	-
Amount not Recognized as Assets	136,666	323,479	561	319,117
Net Actuarial Asset (Note 12)	-	-	-	-
Net Actuarial Liability (Note 22)	(1,869,690)	-	(343,871)	-
Payments Made	277,505	-	47,683	6
Revenues (Expenses) Recorded (Note 32)	(265,028)	-	(35,756)	(569)
Other Equity Valuation Adjustments	(1,623,643)	(10,989)	(278,910)	(672)
Actual Return on Plan Assets	1,150,251	118,029	490	104,068

				Bank
			Other	12/31/2014
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(15,852,069)	(357,428)	(351,785)	(1,125,036)
Fair Value of Plan Assets	13,652,363	615,896	3,885	1,415,776
	(2,199,706)	258,468	(347,900)	290,740
Being:
Superavit	151,075	258,468	504	290,740
Deficit	(2,350,781)	-	(348,404)	-
Amount not Recognized as Assets	151,075	258,468	504	290,182
Net Actuarial Asset (Note 12)	-	-	-	557
Net Actuarial Liability (Note 22)	(2,350,781)	-	(348,404)	-
Payments Made	280,310	-	66,250	114
Revenues (Expenses) Recorded (Note 32)	(177,605)	-	(35,715)	(460)
Other Equity Valuation Adjustments	(2,087,293)	(10,989)	(271,516)	(678)
Actual Return on Plan Assets	1,504,221	125,441	1,145	219,171

				Consolidated
			Other	12/31/2015
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(15,709,342)	(371,885)	(347,248)	(1,097,263)
Fair Value of Plan Assets	14,159,443	695,523	3,938	1,416,380
	(1,549,899)	323,638	(343,310)	319,117
Being:
Superavit	319,791	323,638	561	319,117
Deficit	(1,869,690)	-	(343,871)	-
Value Unrecognized as Asset	319,791	323,638	561	319,117
Net Actuarial Asset (Note 12)	-	-	-	-
Net Actuarial Liability (Note 22)	(1,869,690)	-	(343,871)	-
Payments Made	277,521	-	47,683	6
Revenues (Expenses) Recorded (Note 32)	(265,044)	-	(35,756)	(569)
Other Equity Valuation Adjustments	(1,623,643)	(10,989)	(278,910)	(672)
Actual Return on Plan Assets	1,170,637	117,923	490	104,068

				Consolidated
			Other	12/31/2014
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(16,056,522)	(358,008)	(351,785)	(1,125,036)
Fair Value of Plan Assets	14,030,718	616,651	3,885	1,415,776
	(2,025,804)	258,643	(347,900)	290,740
Being:
Superavit	324,976	258,643	504	290,740
Deficit	(2,350,781)	-	(348,404)	-
Value Unrecognized as Asset	324,976	258,643	504	290,182
Net Actuarial Asset (Note 12)	-	-	-	557
Net Actuarial Liability (Note 22)	(2,350,781)	-	(348,404)	-
Payments Made	280,329	-	66,250	114
Revenues (Expenses) Recorded (Note 32)	(177,625)	-	(35,715)	(460)
Other Equity Valuation Adjustments	(2,087,293)	(10,989)	(271,516)	(678)
Actual Return on Plan Assets	1,548,667	125,455	1,145	219,171

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

				Bank
			Other	12/31/2015
	Banesprev	Sanprev	Plans	Bandeprev
Experience Plan	(1,124,303)	(53,232)	(33,757)	(75,419)
Changes in Financial Assumptions	1,842,482	40,029	26,277	117,864
Gain (Loss) Actuarial - Obligation	718,179	(13,203)	(7,480)	42,445
Return on Investment, Return Unlike Implied Discount Rate	(284,131)	52,458	89	(45,454)
Chance in Irrecoverble Surplus	30,937	(36,737)	(2)	2,931

				Bank
			Other	12/31/2014
	Banesprev	Sanprev	Plans	Bandeprev
Experience Plan	(479,188)	(29,737)	(22,326)	(44,825)
Changes in Financial Assumptions	(427,500)	(8,656)	(6,151)	(27,606)
Gain (Loss) Actuarial - Obligation	(906,688)	(38,393)	(28,477)	(72,431)
Return on Investment, Return Unlike Implied Discount Rate	88,630	67,506	822	78,755

				Consolidated
			Other	12/31/2015
	Banesprev	Sanprev	Plans	Bandeprev
Experience Plan	(1,137,425)	(53,078)	(33,757)	(75,419)
Changes in Financial Assumptions	1,864,840	40,064	26,277	117,864
Gain (Loss) Actuarial - Obligation	727,415	(13,014)	(7,480)	42,445
Return on Investment, Return Unlike Implied Discount Rate	(304,174)	52,286	89	(45,454)
Chance in Irrecoverble Surplus	40,737	(36,737)	(2)	2,931

				Consolidated
			Other	12/31/2014
	Banesprev	Sanprev	Plans	Bandeprev
Experience Plan	(483,869)	(29,596)	(22,326)	(44,825)
Changes in Financial Assumptions	(432,968)	(8,677)	(6,151)	(27,606)
Gain (Loss) Actuarial - Obligation	(916,837)	(38,273)	(28,477)	(72,431)
Return on Investment, Return Unlike Implied Discount Rate	94,649	67,438	822	78,755

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander:

		Duration (in Years)
Plans	12/31/2015	12/31/2014
Banesprev Plan I	11.44	11.45
Banesprev Plan II	10.71	11.27
Banesprev Plan III	8.33	8.60
Banesprev Plan IV	16.38	17.34
Banesprev Plan V	8.66	8.92
Banesprev Pré-75	9.27	9.64
Sanprev I	6.62	6.68
Sanprev II	15.85	16.75
Sanprev III	9.03	9.30
Bandeprev Básico	9.03	9.48
Bandeprev Especial I	6.86	6.94
Bandeprev Especial II	6.75	6.80
SantanderPrevi	6.95	7.15
Meridional	6.62	6.65

a.1) Defined Contribution Plan

Among the plans administered by the Closed Pension Fund Entities linked to Santander, the Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsorss in 2015 was R$76,537 (2014 - R$64,020) Bank and R$79,365 (2014 - R$65,908) Consolidated.

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

HolandaPrevi’s Retirees: for the health care plan Retirement has lifelong nature and is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until December, 2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

Former Employees of Banco Real (Retiree by Circulares): it granting entitlement to healthcare former employee of Banco Real, with lifetime benefit was granted in the same condition the active employee, in this case, with the same coverage and plan design.

Eligible only to plans basic and standard first apartment, opting for apartment he takes the difference between the plans more co-participation in the basic plan. Not allowed new additions of dependents. It has subsidizes of 90% of the plan.

Bandeprev’s Retirees: health care plan retirees of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired until November 27, 1998. For who retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to only a small closed group of former directors coming from the Banco Sudameris Brasil S.A., being 100% funded by the Bank.

Life Insurance for Banco Real Retirees (Life Insurance): granted for Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees Foundation Sudameris where cost is 100% of the retired. It closed group.

Free Clinic: health care plan (free clinic) is offered for life to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard ward where the cost is 100% of the Foundation Sudameris.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

				Bank
		12/31/2015		12/31/2014
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(5,347,007)	(483,092)	(5,339,422)	(530,146)
Fair Value of Plan Assets	5,463,960	-	4,723,031	-
	116,953	(483,092)	(616,391)	(530,146)
Being:
Superavit	116,953	-	-	-
Deficit	-	(483,092)	(616,391)	(530,146)
Value Unrecognized as Asset	116,953	-	-	-
Net Actuarial Asset (Note 12)	-	-	-	-
Net Actuarial Liability (Note 22)	-	(483,092)	(616,391)	(530,146)
Payments Made	51,914	24,045	49,367	23,138
Revenues (Expenses) Recorded	(74,866)	(57,101)	(65,918)	(53,575)
Other Equity Valuation Adjustments	21,658	(44,588)	(617,685)	(124,699)
Actual Return on Plan Assets	1,071,664	-	661,871	-

				Consolidated
		12/31/2015		12/31/2014
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(5,551,642)	(483,092)	(5,547,375)	(530,146)
Fair Value of Plan Assets	5,673,071	-	4,906,978	-
	121,429	(483,092)	(640,397)	(530,146)
Being:
Superavit	121,429	-	-	-
Deficit	-	(483,092)	(640,397)	(530,146)
Value Unrecognized as Asset	121,429	-	-	-
Net Actuarial Asset (Note 12)	-	-	-	-
Net Actuarial Liability (Note 22)	-	(483,092)	(640,397)	(530,146)
Payments Made	52,962	24,045	50,518	23,138
Revenues (Expenses) Recorded	(78,084)	(57,101)	(68,872)	(53,575)
Other Equity Valuation Adjustments	27,008	(44,588)	(638,511)	(124,699)
Actual Return on Plan Assets	1,110,492	-	684,214	-

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

				Bank
		12/31/2015		12/31/2014
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(439,599)	18,461	(86,284)	3,644
Changes in Financial Assumptions	633,225	61,650	(174,696)	(17,990)
Gain (Loss) Actuarial - Obligation	193,626	80,111	(260,980)	(14,346)
Return on Investment, Return Unlike Implied Discount Rate	562,670	-	184,478	-
Chance in Irrecoverble Surplus	(116,953)	-	-	-

				Consolidated
		12/31/2015		12/31/2014
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(452,011)	18,461	(84,112)	3,644
Changes in Financial Assumptions	657,204	61,650	(181,397)	(17,990)
Gain (Loss) Actuarial - Obligation	205,193	80,111	(265,509)	(14,346)
Return on Investment, Return Unlike Implied Discount Rate	581,755	-	187,841	-
Chance in Irrecoverble Surplus	(121,429)	-	-	-

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander:

				Duration (in Years)
Plans			12/31/2015	12/31/2014
Cabesp			12.84	13.97
Law 9,656 /1998			27.69	28.69
Bandepe			12.68	14.51
Free Clinic			10.90	11.72
Lifelong Directors			8.90	9.81
Circular (1)			13.16 and 9.94	13.66 and 10.88
Life Insurance			8.14	8.78

(1) The duration 13.16 (12/31/2014 - 13.66) refers to the plan of Former Employees of Banco ABN Amro and 9.94 (12/31/2014 - 10.88) to the plane of Former Employees of Banco Real.

c) Management of Plan Assets

The main categories of assets as a percentage of total assets of the plan are as follows:

				Bank/Consolidated
			12/31/2015	12/31/2014
Equity Instruments			0.5%	3.0%
Debt Instruments			98.5%	93.9%
Real Estate			0.3%	0.3%
Others			0.7%	2.7%

d) Actuarial Assumptions Adopted in Calculations

				Bank/Consolidated
		12/31/2015		12/31/2014
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	12.3%	12.0%	10.9%	11.0%
Rate Calculation of Interest Under Assets to the Next Year	12.3%	12.0%	10.9%	11.0%
Estimated Long-term Inflation Rate	4.5%	4.5%	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%	5.0%	5.0%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000

e) Sensitivity Analysis

The assumptions about the rates related to the cost of medical care have a significant effect on the amounts recognized in income. The change of one percentage point in the rate of health care cost would have the following effects:

				Sensibility
		12/31/2015		12/31/2014
	(+) 1.0%	(-) 1.0%	(+) 1.0%	(-) 1.0%
Effect on Current Service Cost and Interest on the Actuarial Liabilities	88,469	(150,372)	90,431	(31,406)
Effect on the Present Value of Obligations	719,789	(615,320)	797,418	(673,468)

f) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

f.1) Local Program

The Local Program Banco Santander is divided into two types of independent plans: (i) share purchase plans and (ii) Delivery Plans actions.

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On October 25, 2011, Banco Santander held the Extraordinary Shareholders’ Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares (Units) to certain directors and Management-level employees of the Bank and companies under its control.

On 29 April, 2013, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates - Units (SOP2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates (PSP 2013).

(i) Share Purchase Plans

The purchasing action plans consist of the Option Plans of Purchase Share Deposit Certificates - Units (SOP).

The characteristic of each plan are:

SOP Plan: it is a three-year Stock Option Plan by which new shares in Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date each Unit.

Long-Term Incentive Plan - SOP 2014: it is a 3 year Stock Option Plan. The period for exercising comprises from June 30, 2014 until June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Bank: Total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

Plan Long Term Incentive - SOP 2013: it is a stock option plan with 3 years of duration. The period for exercising comprises from June 30, 2016 until June 30, 2018. The number of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and can be reduced, if not achieved the goals of reducing weighted Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

(ii) Stock Delivery Plans

The stock delivery plans consist of the Long Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

PSP Plan: Compensation Plan based on shares, with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of variable compensation by the Bank to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 1 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants (Variable Compensation), after deductions of all taxes, charges and withholdings.

Long-Term Incentive Plan - PSP 2013: Compensation Plan based on shares with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of variable compensation by the Bank to Participants under the Variable Compensation 100% (one hundred percent) consist of the delivery "Units".

Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

	PSP 2013 SOP 2013	Plano SOP, PI12 - PSP, PI13 - PSP, PI14 - PSP(1)	SOP 2014 (2)
TSR Position		% of Shares Exercisable
1°	100%	50%	100%
2°	75%	35%	75%
3°	50%	25%	50%
4°	0%	0%	25%

(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of Net Income vs. Budgeted Profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value of the options in the plans based the following premises:

			PSP - 2013	Pl14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment			Binomial	Binomial	Binomial	Binomial
Volatility			40.00%	57.37%	57.37%	57.37%
Probability of Occurrence			60.27%	37.59%	26.97%	43.11%
Risk-Free Rate			11.80%	10.50%	10.50%	11.18%

				SOP 2013	SOP 2014	Plans SOP
Method of Assessment				Black&Scholes	Black&Scholes	Binomial
Volatility				40.00%	40.00%	57.37%
Rate of Dividends				3.00%	3.00%	5.43%
Vesting Period				3 Years	3 Years	3 Years
Average Exercise Time				5 Years	5 Years	3.72 Years
Risk-Free Rate				11.80%	10.50%	11.18%
Probability of Occurrence				60.27%	71.26%	43.11%
Fair Value for Shares				R$5.96	R$6.45	R$7.19

The average value of shares SANB11 (Shares of the Bank in BM&FBovespa) on December 31, 2015 is R$16.05 (12/31/2014 - R$15.06).

In 2015, daily pro-rata expenses amounting of the R$11,427 (2014 - R$3,501) Bank and R$11,642 (2014 - R$85,898) Consolidated, relating to the plan of Purchase Option Certificate of Deposit Shares - Units (SOP) and expenses of R$7,646 (2014 - R$2,577) Bank and R$7,775 (2014 - R$2,692) Consolidated, relating to plan for the Long-Term Incentive - Investment Certificate of Deposit Shares - Units (PSP). Also recorded in the period a loss with the oscillation of the shares's market value of the PSP Plan in the amount of R$1,077 (2014 - gain R$1,415) Bank and R$1,122 (2014 - gain R$1,471) Consolidated like personnel expenses. Expenses related to the SOP plans and PSP are recognized in respect of stockholders' equity and other obligations, respectively.

					Date of	Date of Expiry
	Number of		Concession	Employees	Commencement	of Exercise
	Units	Exercise Price	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2013	35,654,230
Cancelled Options (PI14 - PSP)	(1,536,735)		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (SOP 2014)	(13,300,678)	14.31	2011	Executives	10/26/2011	06/30/2016
Cancelled Options (SOP 2013)	(804,121)	14.43	2013	Executives	05/02/2013	06/30/2018
Cancelled Options (PSP 2013)	(163,544)		2013	Executives	08/13/2013	06/30/2016
Granted Options (PSP 2013)	295,957		2013	Executives	08/13/2013	06/30/2016
Cancelled Options (SOP)	(4,903,768)	23.50	2010	Executives	02/03/2010	06/30/2014
Exercised Options (PI14 - PSP)	(180,574)		2012	Executives	05/29/2012	06/30/2014
Exercised Options (SOP Delivery 2014)	(1,230,303)		2011	Executives	10/26/2011	06/30/2016
Balance Plans on 31/dec/2014	13,830,464
Cancelled Options (SOP 2013)	(748,408)	14.43	2013	Executives	05/02/2013	06/30/2018
Cancelled Options (PSP 2013)	(117,453)		2013	Executives	08/13/2013	06/30/2016
Cancelled Options (SOP Delivery 2014)	(52,500)	14.31	2011	Executives	10/26/2011	06/30/2016
Exercised Options (SOP Delivery 2014)	(248,499)		2011	Executives	10/26/2011	06/30/2016
Balance Plans on 31/dec/2015	12,663,604
SOP Delivery 2014	727,426	14.31	2011	Executives	10/26/2011	06/30/2016
SOP 2013	9,490,217	14.43	2013	Executives	2/5/2013	06/30/2018
PSP 2013	2,445,961		2013	Executives	08/13/2013	06/30/2016
Total	12,663,604

f.2) Global Program

Long-term Incentive Policy

Santander Spain Board of Directors' meeting, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except for Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the beneficiaries. The first two cycles began in July 2007, with the first cycle lasting two years (PI09) and the other cycles with an average duration of 3 years (PI10/PI11/PI12/PI13 and PI14).Therefore from 2009 there the beginning of a new cycle and the closure of a previous cycle. The goal is to establish an appropriate sequence between the end of the incentive program, linked to the previous plan I-06, and successive cycles of this plan.

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Santander Spain Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Santander Spain Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: TSR and Earnings/Benefit per Share (EPS) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

In 2014, it was released a share delivery plan called Long Term Incentive Global Grant 2014 - ILP CRDIV. This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the World Group Santander shares.

Global Plan Fair Value

The plan assumes that the beneficiaries will not leave Banco Santander during the term of each plan.The fair value of the 50% linked to Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	Pl10	Pl11	Pl12	Pl13	Pl14
Expected Volatility (*)	15.67%	19.31%	42.36%	49.64%	51.35%
Annual Dividend Yield Based on Last Five Years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free Interest Rate (Treasury Bond Yield -Zero Coupon)
Over the Period of the Plan	4.50%	4.84%	2.04%	3.33%	4.07%

(*) Calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it can be considered (in a high percentage of cases) feasible to extrapolate that the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

				Date of	Date of Expiry
	Number	Concession	Employees	Commencement	of Exercise
	of Units	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2013	379,685
Cancelled Options (PI14)	(379,685)	2011	Executives	07/01/2011	07/31/2014
Balance Plans on 31/dec/2014	-
Balance Plans on 31/dec/2015	-

Global Plan CRD-IV:
			2 Years	3 Years	4 Years
Future Income Dividend			11.1%	10.8%	9.5%
Expected Volatility			32.7%	34.7%	36.9%
Volatility Comparator			12% -52%	16% - 56%	16% - 52%
Risk-Free Interest Rate			1.7%	2.1%	2.5%
Correlation			0.55	0.55	0.55

The indicator will be used to measure the achievement of targets will be the comparison of the Total Shareholder Return (TSR) of the Santander Group with the RTA of fifteen (15) leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification (2015) and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in reais. If the indicators are reached, the target will be converted to Group's shares awarded in installments in the years 2016, 2017 and 2018, with sale restriction of one (1) year after each delivery.

	Number of Shares	Granted Year	Employees	Date of Commencement of the Period	Date of Expiry of Period
Balance Plans on December 31, 2014	-	2014	Executives
Balance Plans on December 31, 2015	-

In 2015, pro-rata expenses were registered in the amount of R$6,507 (2014 - R$7,351) Bank and R$6,760 (2014 - R$7,491) Consolidated, related to the costs of the cycles mentioned, for the totaling of the Global Program.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

f.3) Referenced Variable Remuneration in Shares

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment plan referenced in variable remuneration shares to the Group companies, including Banco Santander. This new policy, with adjustments applicable to Banco Santander, was approved by the Nominating Committee and Remuneration and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash or shares payment, as shown below, owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based variable remuneration is with in the limits of the overall management compensation approved by Banco Santander's General Ordinary Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was the subject to resolution of the ordinary general meeting February 7, 2012.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the Extraordinary General Meeting on February 15, 2013.

On April 24, 2013, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in Extraordinary General Meeting of June 3, 2013.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The variable compensation plan Banco Santander has been assessed and became divided into two programs: (i) Collective Identified and (ii) Collective undentified.

i) Collective Identified - Participants of the Executive Committee, Statutory Officers and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On the year ended on December 31, 2015, we recorded expenses in the amount of R$87,995 (2014 - R$28,570) Bank and R$89,961 (2014 - R$28,371) Consolidated, regarding the provision of the plan and was recorded gain with the oscillation of the share market value of the plan in the amount of R$977 (2014 - R$2,798) Bank and R$1,583 (2014 - R$2,814) Consolidated as personal expenses.

ii) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 100% of CDI. On the year ended on December 31, 2015, there were recorded expenses of R$59,417 (2014 - R$40,793) Bank and R$59,797 (2014 - R$41,553) Consolidated.

35. Risk Management Structure

Banco Santander in Brazil follows the model of the Banco Santander Spain, which is based on a prudent risk management and the definition of risk appetite on the part of senior management in view of the local regulator and international good practices, aiming to protect the capital and ensuring the profitability of business. The Bank is exposed to the following main risks in its operations:

- Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

- Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the bank operates.

- Operational risk is the possibility of incurring losses arising from failure, deficiency or inadequacy of internal processes, people and systems or from external events, excluded strategic risk and reputational risk. This definition includes the legal risk associated with inadequacy or deficiency in contracts, as well as penalties due to noncompliance with legal regulations and compensation for damages to third parties arising from activities performed by the institution. The management and control of operational risks aims to strength the business environment internal control factors and so to enhance the making decision process and fulfill the requirements from Regulators, Basel Capital Accord and Sarbanes-Oxley. The model also follows the guidelines established by Banco Santander Spain which is based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission - Enterprise Risk Management - Integrated Framework.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk,policies,implementation of process, including monitoring, training, and appropriate communication of rules and laws to be applied to each businesses area of the Banco Santander.

The Compliance Risk is also associated with Money Laundering and the Terrorism Financing problems.

The inherent risk of Money Laundering is associated with the possibility of the bank be used by your costumers for Money Laundering through the hiring of products, services and realization of common or structured transactions involving funds earned from illicit businesses in Brazil and abroad, such as drug trafficking, public corruption, tax evasion and others.

In the case of Terrorism Financing, the risk is related to the performance of transactions or in support of individuals and companies listed on international lists published by the FATF - Financial Action Task Force on Money Laundering, UN, European Union, among others, or funds of those people who identify themselves as supporters of extremist groups and for this reason, perform contributions, donations and work in a structured way in order to financially assist the terrorism.

As a Financial Institution that recognizes the threats and issues involving money laundering and terrorism financing, as well as the effects these practices have on our society and financial market, Banco Santander (Brasil) S.A. maintains a legal and regulatory compliance program which seeks the prevention and combat of these illegal activities.

- Reputational Risk - risk of damage in perception of the bank by the public, customers, investors or any other interested party.

Risk management at Banco Santander is based on the following principles:

- Independence of the risk function in relation to business. The responsible for the Bank's Risk Division reports directly to the Executive Committee and the Council;

- Involvement of Senior Management in decision-making;

- Consensus for decision making on credit operations between the areas of Risk and Business.

- Collegiate decision-making, including the branch network, with the aim of encouraging diversity of opinion and avoid assigning individual decisions;

- The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Adjusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;

- Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management; and

- Definition of policies and procedures, which constitute the basic Corporate Risk Policy, which governs the activities and processes of risk.

Maintaining a risk profile is medium-low, and low volatility through:

- This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors, products or geographic regions;

- Maintenance reducing the complexity level of market operations; and

- Careful monitoring of risks to prevent possible deterioration of the portfolios.

Corporate Governance of the Risk Function

The structure of the Risk Committees of Banco Santander is defined according corporate standards, and the weekly meetings, has the following responsibilities:

- Ensure that local policies are implemented and followed in accordance with corporate standards;

- To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;

- Ensure that the activities of Banco Santander are being performed according to the tier of risk tolerance previously approved by the Banco Santander Spain;

- To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties; and

- To resolve transactions that are not within the delegated scope to the other tiers of the administration and to determine the limits of pre-classification global limits of risk in favor of economic groups or in relation to the exposure by risk type.

The Executive Risk Committee has delegated part of its assignments to the Risk Committees, which are structured by business category, type and sector risk. The risk function of the Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas, and reports directly to the Chairman of the Banco Santander being fundamental to have an independent vision and control risk.

The Executive Vice-Presidency for Risk is divided into areas with two types of approach:

- Methodology and control, which adapts the policies, methodologies and the risk control systems; and

- Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

Credit Risk Management

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Besides, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

The specialization of the risk function is based on the type of client and the process of risk management, making a distinction between two segments: individualized customers and standardized (standardized management).

- Customers under individual management: customers from the wholesale sector, financial institutions and certain companies. Risk management is executed by an assigned risk assessor. The customer is placed in a portfolio by a risk assessor who draws up the analyses, forwards the same to the committee and monitors the progress of the customer; and

- Customers under standardized management: individuals and companies not classified as individualized customers. The management of these risks is based on automated decision-making and internal risk assessment models, backed up by business regulations and teams of expert analysts to deal with exceptions.

Collection of documentation and information necessary to complete the analysis of the risk involved in credit operations, the identification of the borrower, counterparty, the risk involved in the operations, the classification of the degree of risk in different categories, the granting of credit, periodic assessments risk tiers; It`s procedures are applied by the Bank to determine the volumes of guarantees and provisions necessary for the credit operations are conducted in accordance with current regulations and safety due. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the needs of risk management and the current market scenarios.

The credit risk profile undertaken by Banco is characterized by the diversification of customers and the large volume of retail operations. Macroeconomic factors, market conditions, sector and geographic concentration, customer profiles and economic outlook are also assessed.

Structure of Capital Management

The implemented capital management model has an adequate and well defined structure and the actions taken are planned and effective, allowing a safe control and an efficient use of the capital.

The established structure has a segregation of duties by specialized area, as follows:

i) Risk Area – responsible for identifying, modeling and controlling of the risks;

ii) Capital Area – responsible for the control, the assessment and the reports of the capital consumption; and

iii) Financial Management Area - responsible for the planning and the capital management.

All the processes, calculations and models involved in capital management are audited and validated internally, having the results reported to the Management.

As the structure of risk management, it is based on three basic principles:

1. Segregation of Duties: A proper management and control of Capital requires a clear allocation of responsibilities among the different duties and areas involved in both local and corporate levels, as well as the coordination and cooperation among them to achieve the unit and the Group's objectives.

2. Organizational Structure: The local organizational structure involved in Capital management should be consistent with the corporate structure, without prejudice to the application of the proportionality principle.

3. Decisions by Collegiate Bodies: The establishment of collegiate bodies in the Capital Area ensures the contrast of opinions, preventing decisions taken individually, in local or corporate level.

Santander Brasil has a director responsible for capital management, appointed by the Board of Directors. Furthermore, we have an institutional policy of capital management that serves as a guideline for the calculation, management, control and reporting of the Capital, fulfilling all the defined requirements for a capital management structure established in the Resolution CMN 3,988/2011.

a) Rating Models

The Banco Santander employs its own internal rating models to measure the credit quality of a customer or a transaction. Each rating is related to the probability of default or non-payment, established using the bank´s past experience, except for certain portfolios classified as low default portfolios. The ratings are used in the approval process and monitoring of risk.

The Global rating tools are applied to those segments of sovereign risk, financial institutions and global wholesale customers (GBM), with centralized management in the Bank. These tools generate the rating of each client, which is obtained from an automatic module or quantitative, based on balance sheet ratios or macroeconomic variables, supplemented by the judgment of the analyst.

In the case of private companies and institutions portfolio, was defined a methodology to develop a single rating for each country, based on the same modules as the previous ratings: quantitative or automatic (in this case analyzing the credit behavior of a sample of clients in relation their financial statements), or qualitative review by an analyst and final adjustments.

The ratings assigned to customers are reviewed periodically, incorporating the new financial information and experience developed in the banking relationship. The frequency of revisions is high in the case of customers who reach certain tiers in automatic warning systems and customers classified as special monitoring. Their own rating tools are reviewed for qualifications awarded by them are progressively cleared.

For customers with standardized management of both companies as natural persons, there are scoring tools that automatically assign a score to the proposed transactions.

These systems are complemented loan approval with performance rating models, which allow for greater predictability of risk assumed and are used for preventive activities and trading.

b) Losses and Credit Cost

The Bank periodically estimates loss related to credit risk and compares effective loss to previously estimated values. Periodic analyses of control are carried out with the aim of maintaining control over the updated credit risk and exceptions to open or renegotiate certain operations, and can also increase the level of assurance when needed.

In order to complement the use of the admission and rating models, the Banco Santander uses other measures to facilitate prudent and effective credit risk management, based on the identified loss. Credit cost is measured mainly using indicators such as the variation in credit loss provisions, non-performing loans under recovery and lowered net credit.

Reports on risk management are submitted to the Board of Directors, which ascertains whether or not risk management is in line with Santander Conglomerate policies and strategies. Simulations of risk situations are carried out in order to assess the need for reviewing pre-established policies and limits.

All information on risk management structure and procedures is stored at Banco Santander and is available to the Bacen and other regulatory entities. Furthermore, information on credit risk management is published in the quarterly financial statements in line with principles of transparency.

c) Credit Risk Cycle

Banco Santander holds a global view of the bank's credit portfolio throughout the various phases of the risk cycle, with a tier of detail sufficient enough to be able to assess current risks and eventual shifts. This mapping is monitored by the Board of Directors and the Executive Committee, which establish the risk policies and procedures, the limits and delegation of powers, in addition to approving and supervising operations in the sector.

The management process consists of identifying, measuring, assessing, controlling, negotiating and deciding upon the risks incurred in the bank´s operations. This cycle is made up of three distinct phases:

- Pre-sale: includes processes of planning, target setting, calculation of the Banco Santander´s risk appetite, approval of new products, risk analysis and the credit rating process and limit setting;

- Sale: this is the decision-making phase for pre-classified and specific transactions; and

- Post-sale: includes processes of risk monitoring, measurement and control, and recovery process management.

Risk Planning and Limits

This process identifies the bank´s interest, evaluating business proposals and risk position. In the global risk limit plan, a previously agreed document is defined to integrate the management of the balance sheet and the inherent risks.

The limits are based on two basic structures: customers/sectors and products.

In individualized risks, the most basic tier is the customer for which are set individual limits (pre-classification).

For large economic groups is used a pre-classification model based on a system of measurement and monitoring of economic capital. For the corporate segment, we use a pre-classification model simplified to customers that meet certain requirements (knowledge, rating, etc.).

In the case of risks with customers with similar characteristics, risk limits are designed by credit management programs (PGC), a document agreed upon by the business areas and risks and approved by the Risk Committee or its Committees Delegates, which contains the expected results of the business in terms of risk and return, beyond the limits that are subject to the respective activity and risk management.

Risk Analysis

Risk analysis is a pre-requisite for the approval of loans to customers and consists of examining the ability of the counterparty´s to meet its contractual commitments to Banco Santander, which includes analysis of the customer´s credit quality, its risk operations, its solvency, the sustainability of its business, and the expected return taking the risk undertaken into account.

This risk analysis is done at least annually and may be revised more frequently if the risk profile of the client request (due warning systemas visits centralized or manager or credit analyst) or if there are specific operation outside the previous classification.

Transaction Decision-Making

The purpose of the transaction decision-making process is to analyze and to adopt solutions for the same, taking into consideration the risk appetite and any important factors for counterbalancing risk and return.

Banco Santander uses, among others, the RORAC methodology for the analysis and pricing in the decision-making process on transactions and business.

Risk Monitoring and Control

In addition to the functions carried out by the Internal Audit Area, the Executive Vice-Presidency for Risk has its own risk monitoring area for the control of credit quality, formed by a teams with specific resources and responsibilities.

This monitoring area is based on an ongoing process of observation, which ensures the early detection of any events that might arise in the development of risk, the transactions, the customers and their environment, so that preventive action may be taken. This monitoring area is specialized by customer segment.

For this, we designed a system called "Special Surveillance Firms" (FEVE, initials in Spanish) that distinguishes four categories based on the level of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). Inclusion of a company in FEVE System does not mean that a default has occurred, but it is advisable to adopt a specific policy with it, allocating a responsible and setting the deadline for implementation of the policy. Customers classified in FEVE are reviewed at least every six months or every quarter in the case of customers most severe categories. The classification of a company in FEVE derives from the actual monitoring, the review conducted by the internal audit manager responsible for the decision of the company or the triggering of the automatic warning system.

In relation to standardized customer risk, the key indicators are monitored in order to detect any variations in the performance of the credit portfolio, with respect to the forecasts made in the credit management programs.

d) Risk Control

Its function is to obtain a global view of the Banco Santander´s credit portfolio throughout the various phases of the risk cycle, with a tier of detail sufficient enough to be able to assess the current circumstances and eventual shifts.

Changes to the bank´s risk exposure are controlled in an ongoing and systematic manner. The impacts of these changes in certain future situations, both those of an exogenous nature and those arising from strategic decisions are assessed with the aim of establishing measures that place the profile and the amount of the credit portfolio within the parameters established by Executive Committee.

e) Provisions

Banco Santander determines provisions in accordance with the current legislation of the Bacen, in accordance with CMN Resolutions 2,682/1999, 2,697/2000 and Bacen 2,899/2000, which classifies credit transactions by rating and determines the minimum percentage of provision required (Note 8.e).

f) Regulatory Capital

The capital management of Banco Santander is performed for both regulatory capital and for economic capital. The management of regulatory capital is based on the analysis of "ratios" of capital, using criteria defined by the Central Bank. Banco Santander presents an active capital management including securitizations, sale of assets and portfolios, emissions of preferred shares and hybrid instrument. The evaluation model of economic capital is to ensure the availability of capital to support all risks of their economic activity in the various business units, in different scenarios, with the solvency levels agreed by the Banco Santander.

g) Credit Recovery

The Executive Board Recovery works in the collection and recovery of loans in the Bank's Wholesale and Retail segments and reports directly to the Presidency. Strategies and channels of operation are defined according to the days in arrears and the arrears, resulting in a map of Liability. In the first days of defaut adopt a more intensified recovery model, with specific strategies, with closer internal monitoring. Call centers, including the protection agencies credit, collection of letters by the banking agency and are used during this stage, in order to recover customers. In larger delay and expressive values tracks, also in the Wholesale segment, come into specialized internal teams in restructuring and recovery of loans with direct management of default customers share. Lower values or even more severe delays have made the recovery efforts through outsourced administrative or judicial, according to internal criteria, which are paid according to the successful recovery of overdue amounts.

Statistical tools are used, as the behavior score, to study the behavior of clients and strategize more assertive recovery. These models seek to measure the probability of becoming defaulted customersadjusting collection efforts, aimed at business recovery and cost reduction, for the recovery of business and reduce costs and achieve the goals. Customers with greater probability of payment are classified as low risk customers and with low probability of payment are classified as high risk with its collection more intensified.

The channels of operation are defined as responsibility Map, using the time value of default versus risk value - besides other characteristics used to compose the creation of strategies.

Often are executed credit portfolio sales of bad debts run. These credit portfolio sales happen periodically through an auction process in order to best market opportunities.

h) Social and Environmental Risk

Based on the sustainability strategy, on the guidelines of Resolution No. 4.327/14 of the National Monetary Council and the SARB self-regulation No. 14 of Febraban, which provide for the Social and Environmentaç Responsibility of Financial Institutions, the Social and Environmental Responsibility Policy of Santander (PRSA) was established in 2015, approved in December, 2014 in Executive Committee and Board of Directors. The implementation of the Policy occurred in a collaborative and participatory manner with the internal areas of the organization.

In order to meet the commitments made at PRSA, an action plan involving areas related to the activities and operations of the organization was implanted in 2015. The actions implemented sought to strengthen and enhance environmental risk management processes already in the organization, and have gone beyond, further composing a agenda for encouraging good social and environmental practices involving customers, employees, suppliers and society. Among the main actions arising from the plan's implementation, it is possible to highlight the launch of the mandatory online course on Social and Environmental Responsibility Policy conducted in 2015 by 45,556 employees.

Governance of Social and Environmental Responsibility Policy

The PRSA establishes the core elements of governance for the proper treatment of environmental issues: the appointment of a Director responsible for the compliance with the policy, monitoring of the policy by a Committee appointed by the Board of Directors and the establishment of a process that encourages continuous improvement and promotes adherence to check the guidelines established in the PRSA.

Looking to advance practices related to this governance practices, a set of tools, information flows and decision-makers that will ensure compliance with the PRSA are under implementation.

Monitoring flows of the compliance with the Policy and continuous improvement

For the monitoring of Santander environmental actions, a panel of indicators to monitor the implementation of commitments undertaken was created. Its implementation will make it possible to establish a flow of information between the departments involved and senior management.

The indicators panel will be accompanied by senior management in a systematic way starting in January 2016.

One of the commitments for the year 2016 is the implementation of actions related to the continuous improvement of the Social and Environmental Responsibility Policy. Santander Brasil remains prepared for a collaborative process of building and sharing of experiences and results with their peers, key stakeholders and the Central Bank of Brazil. This movement will make the National Financial System more solid and robust, therefore, more prepared for a new global economic scenario and its challenges.

Social and Environmental Risk Policy

The Social and Environmental Risk Policy of Banco Santander is inserted under the Social and Environmental Responsibility Policy (PRSA) of the institution, in line with the new CMN Resolution 4.327/2014.

This policy is applied to the Wholesale Banking segment and, in addition to credit granting, provides analysis of environmental issues in accepting clients. The Environmental Risk area examines the social and environmental management of the client, checking items such as contaminated areas, deforestation, labor violations and other problems for which there is a risk of application of penalties.

Environmental management

With regard to environmental management, with about 50,000 employees the activity of Santander Brazil generates significant consumption of resources such as energy, water and paper. In all its dimensions, the Bank adopts eco-efficiency strategies to minimize environmental impacts and financial costs.

Among the highlights of 2015 is the opening of the pilot branch of Santander new service model. In the project, requirements related to environmental self-sufficiency of the unit, such as photovoltaic energy solutions and rainwater harvesting solutions, have been inserted and which will be integrated to the unit in 2016.

In 2015, the policy of the Environmental Management System was reformulated and approved contemplating these material aspects of the organization. A new strategy and a new governance were implemented, ensuring the involvement of senior management in decision making concerning environmental issues. New goals were also defined.

The New Environmental Management Policy of Santander's main guidelines:

• Meeting legal requirements and other applicable

• Promoting measures aimed at the energy and water efficiency, use of renewable energies in order to make the best use of natural resources, conserving them;

• Promoting the proper management of waste, including electronic waste;

• Contributing to combat climate change through better measurement, report and reduction practices of their emissions of greenhouse gases, using national and internationally recognized standards.

Energy

Santander Brasil contributes to the overall goal electricity consumption reduction by 20% by 2015, counting from 2011. In 2015, in Brazil, the reduction was of the order of 5% compared to 2014.

Water

The year of 2015 was a critical year for the water theme which was reflected in our operations. There was no need for closure, but contingency, especially in units where there were shortages. In these cases, alternative solutions such as using water from water trucks supported the continuation of activities. In 2015, in Brazil, to reduce water consumption was 20%, compared to 2014.

Waste

The Bank performed the management of the waste generated in their administrative units allocating them for recycling. Organic and non-recyclable waste are sent to a licensed landfill. In Santander Tower, organic waste is dehydrated, reducing the volume by about 75%. In 2015, the Bank ceased to send about 100 tons of organic waste to the landfill.

Greenhouse Gas Emissions

The Bank guides the management of their GHG emissions by the global goal of reducing emissions by 20% by the year 2015, and using the comparative basis of the year 2011. The monitoring of this goal is done by Huella Ambiental, overall indicator of eco-efficiency of Santander Group.

Since 2008, Santander conducts its inventory of emissions by the Greenhouse Gas Protocol system (GHG Protocol Brasil), which has a maximum certification. The Bank also compensates its greenhouse gas emissions through the purchase of certified projects of carbon credits, and responds to the Carbon Disclosure Project (CDP). In 2015, Santander was recognized as one of the top ten companies in the Brazilian ranking of the Climate Disclosure Leadership Index, which measures the management of the climate issue in organizations.

Additionally, reductions commitments and targets were made public in the Global Compact. The Bank encourages society to reduce and compensate their emissions through the Reduce and Compensate CO2 Program (Programa Reduza e Compensa CO2), online platform with reduction tips, which allows each person to calculate and compensate their emissions by purchasing carbon credits.

Social and Environmental Management of suppliers

Between the main suppliers of Santander, we highlight companies of the security, transport of valuables, technology and Call Center sectors. These suppliers are supported in the Bank contracts by social and environmental liability provisions aligned with the Global Compact - initiative of the United Nations Organization (UN) to adopt practices worldwide accepted on topics such as human rights, labor relations, environment and combat to corruption, which is a signatory since 2007.

In addition to the approval process, in which suppliers are evaluated on technical, administrative, legal and environmental aspects, the Bank also has a Supplier Qualification Index (IQF) which is applied to critical suppliers.

Financial Education

The Bank has specific financial education initiatives for employees, clients, shareholders and society in order to raise the level of knowledge of our public about the Bank's products, so that they can safely take decisions. These actions contribute in parallel with the constant improvement of our customer base and are held in line with the National Financial Education Strategy.

Transparency

We published the Annual Report, which brings together economic, social, environmental and governance information about Santander Brasil, occurring between January 1 and December 31, 2014 each year. The material follows the Global Reporting Initiative (GRI) - G4 version, in "comprehensive" model of report. In addition to the GRI, it presents the guidelines established by the Brazilian Association of Listed Companies (Abrasca), the standard AA1000SES (AA1000SES Stakeholder Engagement) and from 2014, it began to incorporate some guidelines of the first integrated reporting framework established by the IIRC (International Integrated Reporting Council). This report 'the publication' goes through assurance process issued by an independent audit.

i) Other Information

(i) The management of regulatory capital is based on the analysis of the adequacy of capital through the basel index using the criteria defined by the Central Bank. The goal is to achieve efficient capital structure considering capital costs, regulatory requirements, goals of rating and return to investors.

(ii) In operations involving the sale or transfer of financial assets, the conditions and characteristics of the same are analyzed for the appropriate assessment and classification with regard to risk management and retention of profit.

(iii) Further details of the credit risk management structure may be found in the report available on the site www.santander.com.br/ri.

37. Corporate Restructuring

We implemented several social movements in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a Consequent Creation of a Joint Venture

On 24 July 2015, Aymoré CFI and Banco Santander, in furtherance of the partnership entered into between Banque PSA Finance (“Banque PSA”) and Santander Consumer Finance in Europe for the joint operation of the vehicle financing business related to PSA brands (Peugeot, Citroën and DS), on this date Banco Santander entered into binding agreements for the formation of a financial cooperation in Brazil with Banque PSA to locally offer a range of financial and insurance products to consumers and distributors of the PSA brands. The main vehicle of the financial cooperation shall be Banco PSA Finance Brasil S.A., which shall be held in the proportion of fifty per cent (50%) by Aymoré CFI, and fifty per cent (50%) by Banque PSA. The acquisition shall be carried out for the proportional book value on the closing date. The transaction also contemplates the acquisition, by subsidiaries of Banco Santander, of hundred per cent (100%) of PSA Finance Arrendamento Mercantil S.A. which purchase price shall be equivalent to seventy four per cent (74%) of its book value on the closing date, and, of fifty per cent (50%) of PSA Corretora de Seguros e Serviços Ltda., which purchase price shall be equivalent to the proportional book value on the closing date. The closing of the transaction will be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory and anti-trust approvals.

b) Investment in Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super”)

On October 3, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014). Aymoré CFI subscribed and paid share capital of Super in R$31,128, through the issue of 20 million new common shares. Santander Conglomerate controls such company.

c) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet H.U.A.H. S.A.) into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Getnet S.A.)

On July 31, 2014, the acquisition of Getnet H.U.A.H. S.A., announced on April 4, 2014, was concluded.

In the EGM´s of August 31, 2014, the shareholders of the companies approved the merger of the Getnet H.U.A.H. S.A. into Getnet S.A. under the terms of the Merger Protocol of Getnet H.U.A.H. S.A. into Getnet S.A. (Protocol) dated as of August 29, 2014.

According to the Protocol, Getnet S.A. received the book value of all assets, rights and obligations of Getnet H.U.A.H. S.A. totaling R$42,895, which was extinguished and succeeded by Getnet S.A. in all their rights and obligations (merger). Considering that all the shares issued by Getnet H.U.A.H. S.A. were held by Getnet S.A., no increase of the capital of Getnet S.A. following the approval of the merger was made, and the net assets of Getnet H.U.A.H S.A. was registered in Getnet S.A. in return of the investment account.

The implementation of the merger represents an important step in the simplification, integration and consolidation of capture and processing activities of Santander Group acquiring business in Brazil. The new structure will provide a higher flexibility to manage business with a new and more complete commercial approach and an increase on operational leverage with gains of scale.

The Merger was made based on the Balance sheet of July 31, 2014, especially prepared for purposes of the merger and any variations occurred between August 1, 2014 to August 31, 2014 were appropriated by Getnet S.A.

Summarized Balance Sheet at July 31, 2014

Current Assets and Long-Term Assets	272,491	Current Liabilities and Long-Term Liabilities	396,205
Cash	21,720	Derivative Financial Instruments	4,574
Other Receivables	247,388	Borrowings	169,702
Other Assets	3,383	Other Payables	221,929
Permanent Assets	166,609	Stockholders' Equity	42,895
Investments	6,129
Fixed Assets	99,674
Intangibles	60,806
Total	439,100	Total	439,100

d) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans (Banco Bonsucesso Consignado).

On February 10, 2015, with the approval of the Central Bank, the transaction was concluded and Santander Brasil, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, holding 60% of the share capital of the entity. Banco Bonsucesso owns the remaining portion of its share capital (40%).

Banco Bonsucesso Consignado became the exclusive vehicle of Banco Bonsucesso and its subsidiaries for the offer of payroll loans in Brazil. Banco Santander will continue to originate payroll loan transactions independently through its own channels.

e) Investment in iZettle do Brasil Meios de Pagamento S.A. (iZettle Brasil)

On July 18, 2014, Banco Santander acquired 50% of the total corporate capital of iZettle Brasil, through a capital contribution to the company in the amount of R$17,240.

On July 31, 2014, Banco Santander contributed the entirety of its stake in iZettle Brasil to the capital of Getnet S.A.

The iZettle Brasil operates in the payment market, with the development and distribution of products and payment solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A (Spain) and iZettle in Sweden in order to create a joint and coordinated effort in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico.

f) New Shareholders' Agreement of TecBan

In July 17, 2014, the country’s leading retail banks, including Banco Santander through one of its subsidiaries, had executed a new Shareholders’ Agreement of TecBan (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately four years ahead its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with Rede Banco24Horas ATMs, which are and will continue to be managed by TecBan, thus increasing efficiency and providing more capillarity of services to the customer base.

g) Sale of Santander Securities Services Brasil DTVM S.A.

On June 19, 2014, preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Banco Santander, and all of the shares issued by Santander Securities Services Brasil DTVM S.A.

The transaction is carried out within the context of a global alliance between Banco Santander, S.A. and a group headed by Warburg Pincus LLC related to the qualified custody activity in Spain, Brazil and Mexico.

On August 31, 2015 the sales transaction of the qualified custody business, with the sale of all shares of Santander Securities Services Brasil DTVM S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander, S.A., was concluded at the amount of R$859 million, according to was informed to the market on June 19, 2014.

The transaction generated a gain of R$750,550 before taxes recorded in the Non-Operating Income item (Note 33).

h) Other Corporate Movements

We also performed the following corporate actions:

• On April 30, 2015 it was formalized the merger and the consequent extinction of the companies KM Locanet Ltda. - ME (Compreauto) and Ideia Produções by Webmotors S.A. (Note 15).

On April 30, 2015, it was formalized the merger and consequent extinction of the company Go Pay by Getnet S.A., being the net assets in the amount of R$291 transferred from GoPay to Getnet S.A., dated as of March 31, 2015 (Note 15).

• On March 23, 2015, Santander Participações sold its entire stake in Santos Energy to Inversiones Global Capital, S.A., a company indirectly controlled by Santander Spain, in the total amount of R$127,012 (Note 13).

• On March 23, 2015, Santander Participações S.A. sold all of its interest in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. e Gestamp Eólica Lagoa Nova S.A. to ICG do Brazil S.A., a company indirectly controlled by Santander Spain, in the total amount of R$ 120,000 (Note 13).

• On December 10, 2014 the acquisition by Webmotors S.A., of quotas representing 100% of the capital stock of Virtual Motors Páginas Eletrônicas Ltda. – ME was concluded.

38. Subsequent Event

Exercise Option of the Remaining Shares of Super

On January 4, 2016, the Aymoré CFI informed the Sellers your decision to exercise the call option of 50% of the remaining shares of Super owned by the Sellers. The transaction is subject to approval by the Bacen.

39. Other Information

a) The co-obligations and risks on guarantees provided on behalf of customers, recorded in off balance accounts, amounted to R$39,899,151 (12/31/2014 - R$41,440,215) Bank and R$40,408,776 (12/31/2014 - R$40,563,669) Consolidated.

b) The total amount of Santander Conglomerate investment funds and assets under management is R$7,519,820 (12/31/2014 - R$4,591,810) and the total amount of investment funds and assets managed is R$172,501,310 (12/31/2014 - R$159,834,538) recorded as off balance accounts.

c) The insurance contracted in effect on December 31, 2015, the global bank, fires, vehicles and other, have coverage amount of R$998,255 (12/31/2014 - R$1,355,528) Bank and R$1,004,750 (12/31/2014 - R$1,355,528) Consolidaded and global bank, was hired insurance with coverage amount of R$296,999 (12/31/2014 - R$204,320) Bank and Consolidated, may be used alone or together, provided they do not exceed the contracted amount.

d) Restricted operations were as follows:

Bank/Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	12/31/2015	12/31/2015	12/31/2014	12/31/2014
Restricted Operations on Assets
Lending Operations	10,156	1,332	10,673	673
Liabilities Restricted Operations on Assets
Deposits	(10,156)	(1,332)	(10,673)	(673)
Net Income	-		-	-

There are no default operations, court challenges on active operations or linked to the funds raised for applying these operations.

e) Obligation Offset and Settlement Agreements - CMN Resolution 3,263/2005 - Banco Santander has an obligation offset and settlement agreement within the ambit of National Financial Institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of Banco Santander with the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of December 31, 2015 is R$3,199,111, of which R$640,132 up to 1 year, R$1,873,889 from 1 year to up to 5 years and R$685,090 after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$696 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in the year of 2015, were valued at R$659,332 (2014 - R$679,379).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, accordance with contractual clauses and legislation.

In the context of the transaction, Banco Santander has granted to members of the Getnet H.U.A.H. S.A. a put option whose purpose all shares of Getnet H.U.A.H. S.A. held by them, equivalent to 11.5% of the total capital of the company. Considering the conditions for the exercise of the put option, was not registered any corresponding obligation (Note 37.c).

In the context of the operation, were granted between the institutions a put option (Banco Bonsucesso right of sale) and purchase (Banco Santander right to acquire), relating to all shares issued by the Banco Bonsucesso held by them, representing to 40.0% of the total capital of the company. Considering the conditions for the exercise of the put option, no corresponding obligation was not recorded (Note 15 and 37.d).

****

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
Officers´ Stament on the Financial Statements

In order to comply with article 25, § 1, item VI, of the Brazilian Securities an Exchange Commission (CVM) Instruction nº 480, of December 7, 2009, members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander or Company) declare that discussed, reviewed and agreed with the Banco Santander's Financial Statements prepared in accordance with BRGAAP criteria for the period ended December 31, 2015 and the documents that compose them, as follows: Management Report, balance sheet, income statement, statement of changes in equity, cash flows statement, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in Brazil, according to the Brazilian Corporations Law, the rules of the National Monetary Council (CMN), the Central Bank of Brazil, in accordance with the Accounting Plan of National Financial System Institutions (COSIF) and other regulations and legislation applicable. These financial statements and the documents that compose them were the subject of unqualified opinions by the Independent Auditors and the Company´s Audit Committee.

Members of Banco Santander´s Executive Board on December 31, 2015:

CEO
Jesús Maria Zabalza Lotina

Senior Vice-President Executive Officers
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer
Angel Santodomingo Martell

Vice-President Executive Officers
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Vanessa de Souza Lobato Barbosa

Executive Officers
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officers Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez de Colmenares Alvarez
Luiz Felipe Taunay Ferreira
Luiz Masagão Ribeiro Filho
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Mário Adolfo Libert Westphalen
Mauro Cavalcanti de Albuquerque
Mauro Siequeroli
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
Officers´ Statement on Independent Auditors' Report

In order to comply with article 25, § 1, item V, of the Brazilian Securities an Exchange Commission (CVM) Instruction nº 480, of December 7, 2009, members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander or Company) declare that discussed, reviewed and agreed with the opinions expressed in the Banco Santander's Independent Auditors´ Report for the Financial Statements prepared in accordance with BRGAAP criteria for the period ended December 31, 2015 and the documents that compose them, as follows: Management Report, balance sheet, income statement, statement of changes in equity, cash flows statement, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in Brazil, according to the Brazilian Corporations Law, the rules of the National Monetary Council (CMN), the Central Bank of Brazil, in accordance with the Accounting Plan of National Financial System Institutions (COSIF) and other regulations and legislation applicable. These financial statements and the documents that compose them were the subject of unqualified opinions by the Independent Auditors and the Company´s Audit Committee.

Members of Banco Santander´s Executive Board on December 31, 2015:

CEO
Jesús Maria Zabalza Lotina

Senior Vice-President Executive Officers
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer
Angel Santodomingo Martell

Vice-President Executive Officers
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Vanessa de Souza Lobato Barbosa

Executive Officers
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officers Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez de Colmenares Alvarez
Luiz Felipe Taunay Ferreira
Luiz Masagão Ribeiro Filho
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Mário Adolfo Libert Westphalen
Mauro Cavalcanti de Albuquerque
Mauro Siequeroli
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
Summary of the Report of the Audit Committee - Fiscal Year Endet December, 31 2015

The Santander Economic Group Audit Committee was established by the Board of Directors of Banco Santander (Brasil) S.A., the Group´s lead entity, and acts, in accordance with Article 11 of the Resolution 3198/04 of the Central Bank of Brazil, as a single Audit Committee for all regulated entities comprised in the Group, including the savings bonds (capitalização) and private pension companies.

According to its Internal Charter, available at www.ri.santander.com.br, the Audit Committee advises the Board of Directors in the oversight of the quality of the financial statements, compliance with rules and legislation, effectiveness and independence of the work performed by the internal and independent auditors, and internal control system effectiveness and operational risk management. The Audit Committee also recommends amendments or improvements of policies, practices and procedures identified in the course of its duties, whenever deemed necessary.

The assessments of the Audit Committee are based primarily on information received from Executive Officers, internal and independent auditors and the areas responsible for the corporate monitoring of internal controls and operational risks.

The Audit Committee is composed of four independent members, one being as independent Board member, all of them appointed at the Board of Directors´ Meetings held on March 18, 2015. One of the members is also member of Board of Directors.

The Audit Committee acts through meetings with management, auditors and specialists and undertakes analysis of documents and information submitted to it, as well as takes measures regarding other matters requiring attention. The Audit Committee six-month report and the minutes and materials for the meetings are regularly made available to the Board of Directors.

The Audit Committee also monitors the results of inspections and recommendations made by regulatory and self-regulating bodies and the respective action plans, holding specific meetings with representatives of the Central Bank of Brazil, when necessary.

In order to comply with the duties and responsibilities of the Audit Committee, its Coordinator participates as a member of the Board of Directors’ Risk Committee and as an observer in the Executive Committees responsible for Operational Risks, Special Occurrences and Products.

In the fiscal year ended December 31, 2015, the Committee performed the following activities:

I - Financial Statements

BrGaap and Prudential Consolidated- The Audit Committee proceeded with the analysis of the financial statements of the companies comprising Santander Economic and Financial Group, confirming their quality. In this respect, the Committee followed up on the closing of the records of the fiscal year ended on December 31, 2015, prior to the publication of the results for the period, and met with the independent auditors and the professionals responsible for the accounting and preparation of the financial statements.

The Audit Committee also oversaw the preparation of the Management Report and the explanatory notes for the Santander Group, for the second half of 2015 and for the year ended December 31, 2015.

II - Internal Control and Operational Risk Management

The Audit Committee received material and held regular meetings with the Executive vice Presidency of Risks and with the directors of Compliance, primarily responsible for managing, implementing and promoting internal control and risk management awareness and its methodology. The Audit Committee also followed up on the whistle blowing of frauds and errors managed by the Operational Risk area.

These analyses were conducted in conformity with Resolutions CMN 2554/1998 and 3380/2006, and Circular 249/2004 of the Superintendence of Private Insurance (Susep), as required for Santander Capitalização S.A. and Evidence Previdência Privada, all related to the effective management of the internal control system, regarding the prevention and reduction of operational risks and losses.

III - Social and Environmental Responsibility

The Audit Committee reviewed and recommended to the Board of directors the approval of the rules determined and implemented in the Social and Environmental Policy-PRSA, which is required in accordance with Resolution CMN 4327/14 of the Central Bank of Brazil. The Audit Committee also considered the limited review report issued by the independent auditors regarding matters in respect of Sustainability.

IV - Internal Audit

Concerning the internal audit work, the Audit Committee held meetings during the second half of 2015 and met, on several other occasions, by having Internal Audit professionals attending other Audit Committee meetings. At the meetings, the Audit Committee reviewed the planning and work plan for 2015, and monitored the work performed, reports issued, findings and recommendations, with special attention to the implementation of those addressed to areas that controls are considered insufficient or that need improvements.

The Audit Committee reviewed the performance of the Internal Audit function, holding a specific meeting with the Chief of Internal Audit, to present and discuss the assessment results.

V - Independent Audit

The independent auditors are responsible for planning, performing the audit and issuing a report and quarterly special reviews reports of the individual and consolidated financial statements of the Group. Because of its work, the independent auditors issue recommendation reports regarding the internal control system and the noncompliance with rules and legislation, according to Bacen Circular 3467/09 and Sarbanes Oxley Act- SOX.

With respect to the work performed by the independent audit firm, Deloitte Touche Tohmatsu Auditores Independentes (Deloitte), the Audit Committee formally held meetings in the second half of 2015 with the independent auditors. The main discussions at these meetings involved the financial statements of the second half of 2015, accounting practices, the business continuity plan, deficiencies, comments and recommendations raised in the internal control reports.

The Audit Committee analyzed the services proposals presented by Deloitte, to perform services other than auditing the financial statements, in order to verify the inexistence of conflicts of interest or loss of independence.

VI - Ombudsman

In view of CMN Resolution 3849/2010 and SUSEP Resolution 279/13, which regulate the Ombudsman function for financial institutions, savings capitalization companies and private pension saving schemes, the work performed in the first second half of 2015 was presented to and discussed with the Audit Committee.

The Ombudsman Report required by the regulators to be issued to the Brazilian Central Bank (Bacen), Securities and Exchange Commission and Superintendence of Private Insurance (Susep), will be reviewed in a meeting scheduled for February 2016.

VII - Other Activities

Besides the activities above described, as part of the work inherent in its duties, the Audit Committee met with management and several areas of Santander, for additional analysis, especially:

(i) with Legal Executives for an update on the evolution and treatment given to labor, civil and fiscal contingency liabilities, and the corresponding accounting entry, especially those for the main disputes;

(ii) with Compliance Executives about the Code of Conduct, the internal controls over transactions with related parties, anti-money laundering procedures, the legislation for the prohibition of bribery and the improvements regarding the quality of customer records ;

(iii) with the Vice Presidency of Risk Management, for an update on the credit risk management with a focus on the criteria for the evaluation, monitoring of credit risk and the level provisions in this regard, on the implementation of the Basle capital adequacy requirements, and management of liquidity, interest rates, foreign exchange and capital;

(iv) with the Vice Presidency of the Branch Network for an update on the procedures concerning customer complaints and matters raised by the internal auditors;

(v) with the Senior Vice Presidency of Technology and Operations: regarding document received from Central Bank of Brazil about inspection in the information technology area.

(vi) with the Vice Presidency of Finance, Strategy and Quality: completion of the sale of qualified custody business operation, with the sale of all the shares issued by Santander Securities Services Brasil DTVM S.A.

During the period, the members of the Audit Committee also attended trainings, talks and presentations relating to its activities and on normative acts of the interest of and with impact to the Conglomerate.

Conclusion

On the basis of the work and assessments performed, and taking into consideration the context and scope of its duties, the Audit Committee concluded that the work undertaken as described above is adequate and provides transparency and quality to the financial statements referred to above as at December 31, 2015 of the Santander Economic Group, recommending their approval by the Board of Directors of Banco Santander (Brasil) S.A.

Audit Committee
São Paulo, January 26, 2016

René Luiz Grande - Coordinator
Luiz Carlos Nannini – Financial Expert
Celso Clemente Giacometti
Elídie Palma Bifano

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 27, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer